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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                         Great Pines Water Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   391153 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  April 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 391153 10 3

    1
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Suntory Water Group, Inc.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           AF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)          |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                              7       SOLE VOTING POWER
                                      2,357,973 (See Items 4 and 5.)
                              --------------------------------------------------
    NUMBER OF SHARES          8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                - 0 -
     EACH REPORTING           --------------------------------------------------
         PERSON               9       SOLE DISPOSITIVE POWER
          WITH                        2,357,973 (See Items 4 and 5.)
                              --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      - 0 -
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,357,973 (See Items 4 and 5.)
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                    |_|
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           73.0% (See Items 4 and 5.)
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Great Pines Water Company, Inc., a Texas corporation (the "Company"), whose principal executive offices are located at 600 North Shepherd, Suite 303, Houston, Texas 77007.

Item 2. Identity and Background.

     This statement is filed by Suntory Water Group, Inc., a Delaware corporation (the "Reporting Person"). The address of the principal business and principal office of the Reporting Person is 2141 Powers Ferry Road, Marietta, GA 30067. The Reporting Person is primarily engaged in the processing, marketing, sale and distribution of bottled water and coffee, and the sale and leasing of water filtration systems, coolers, dispensers, cups and related products. The name, business address, principal occupation and citizenship of each of the executive officers and directors of the Reporting Person are set forth in Annex I hereto.

     The Reporting Person is an indirect, wholly-owned subsidiary of Suntory Limited, a Japanese corporation ("Suntory Limited"). The address of the principal business and office of Suntory Limited is 2-1-40, Dojimahama, Kitu-ku, Osaka 530-8203, Japan. Suntory Limited is a privately-held corporation, approximately 89.5% of the outstanding shares of capital stock of which are owned by members of the Saji and Torii families through a family holding company. Suntory Limited is primarily engaged in the worldwide manufacture, distribution and sale of alcoholic and nonalcoholic beverages, as well as a variety of food products. The name, business address, principal occupation and citizenship of each of the executive officers, directors and controlling persons of Suntory Limited are set forth in Annex II hereto. All of the individuals set forth in Annexes I and II shall hereinafter be referred to collectively as the "Officers and Directors."

      During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, Suntory Limited or any of the Officers and Directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, Suntory Limited or any of the Officers and Directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     As more fully described under Item 4 below, the Reporting Person has entered into the Stock Purchase Agreements, pursuant to which the Reporting Person has purchased, in the aggregate, 1,887,973 shares of Common Stock for $5.87 per share, or aggregate consideration of $11,082,401.51, in cash. In addition, as described under Item 4 below, the Reporting Person has agreed to cause to be paid to the sellers under the Stock Purchase Agreements certain net proceeds from the LiquiBox Lawsuit (as defined below), which payment would not require the expenditure of additional funds by the Reporting Person. The Reporting Person has also entered into the Stock Option Agreement (as defined below) with the Company, pursuant to which the Reporting Person has the right to purchase from the Company up to 470,000 additional shares of Common Stock at the same price. The funds required for the purchase of the Common Stock by the Reporting Person pursuant to the Stock Purchase Agreements were obtained through intercompany financing from another subsidiary of Suntory Limited. It is anticipated that the funds required for the purchase of any Common Stock by the Reporting Person pursuant to the Stock Option Agreement would also be obtained through intercompany financing.

Item 4. Purpose of Transaction.

     Merger Agreement

     On April 1, 1999, the Reporting Person entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company and Suntory Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of the Reporting Person (the "Merger Sub"), pursuant to which (i) the Merger Sub will merge with and into the Company with the Company being the surviving corporation, (ii) each issued and outstanding share of Common Stock (the "Shares") (other than Shares owned by the Reporting Person, Merger Sub, the Company or any of their respective subsidiaries or held in the Company's treasury and Shares as to which the holders thereof have exercised their dissenters' rights under Texas law) will be converted into the right to receive $5.87 in cash, without interest (the "Base Consideration"), plus a portion of the net proceeds, if any, received by the Company from the Litigation Trust (as defined below) (the "Additional Consideration"), and (iii) each outstanding option to purchase Shares will be converted into the right to receive an amount in cash equal to the excess, if any, of the Base Consideration plus the Additional Consideration, if any, over the exercise price of the option multiplied by the number of Shares subject to the option; and (iv) the issued and outstanding shares of common stock of Merger Sub will be converted into shares of common stock of the Company. The respective obligations of the Company, the Reporting Person and Merger Sub to effect the transactions contemplated under the Merger Agreement (collectively, the "Merger") are subject to the satisfaction or waiver at or before the time that the Merger becomes effective (the "Effective Time") of customary conditions.

     Litigation Trust

     Prior to the date of the Merger Agreement and in contemplation of the Merger, the Company established a trust (the "Litigation Trust") to hold and pursue all of the Company's right and interest in its lawsuit against LiquiBox Corporation (the "LiquiBox Lawsuit") pursuant to a Litigation Trust Agreement (the "Trust Agreement"), dated as of March 31, 1999, among the Company, as settlor, and Robert A. Hammond, Sr., Robert A. Hammond, Jr. and Stephen A. Lee, as trustees. The Company transferred all of its right and interest in the LiquiBox Lawsuit to the Litigation Trust by an Assignment dated as of March 31, 1999. The Company is the sole beneficiary of the Litigation Trust.

     The Trust Agreement provides that, promptly following (a) the irrevocable settlement or resolution of the LiquiBox Lawsuit by a final, nonappealable judgment, and (b) the discharge by the Litigation Trust of all of its obligations, the Litigation Trust will liquidate its remaining assets, if any, and distribute any remaining cash (the "Gross Proceeds") to the Company (the date of such distribution being the "Liquidation Date") and the Litigation Trust will thereupon be terminated. The Merger Agreement provides that, the "Net Proceeds" are the Gross Proceeds multiplied by (i) 100% minus the highest marginal tax rate that could be applicable to the Company as part of the consolidated group of the Reporting Person on the Liquidation Date, less (ii) the sum of all unreimbursed expenses incurred by the Company in connection with the LiquiBox Lawsuit. The Merger Agreement provides that the "Additional Consideration" will be an amount per Share equal to the Net Proceeds divided by the number of shares equal to the sum of (i) the aggregate number of Shares outstanding immediately prior to the Effective Time, plus (ii) the aggregate number of Shares subject to options that are outstanding and exercisable immediately prior to the Effective Time.

     Pursuant to the Trust Agreement, the Litigation Trust will indemnify the Company and its affiliates from any losses, claims, costs, expenses and liabilities related to the establishment or administration of the Litigation Trust, excluding legal fees and related expenses incurred to the date of the Trust Agreement in connection with the establishment of the Trust and the assignment thereto of the LiquiBox Lawsuit; provided that any amounts payable as a result of the indemnity will be payable (a) solely out of (i) the process of any settlement or resolution of the LiquiBox Lawsuit and (ii) any other trust assets held after said settlement or resolution and (b) prior to making any distribution to the Company.

     Stock Purchase Agreements

     Contemporaneously with the execution of the Merger Agreement, each of Robert A. Hammond, Sr., Robert A. Hammond, Jr., Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust, and Nick A. Baki (collectively, the "Sellers" and individually, a "Seller") entered into a Stock Purchase Agreement with the Reporting Person (collectively, the "Stock Purchase Agreements"). Pursuant to the Stock Purchase Agreements, the Sellers sold all of their respective Shares (totaling 1,887,973 in the aggregate) to the Reporting Person for a purchase price per Share equal to the Base Consideration plus an amount per Share equal to the Additional Consideration, if any. The sale of the Shares was consummated on April 1, 1999, at which time an amount per Share equal to the Base Consideration was paid by the Reporting Person to the Sellers. If any Additional Consideration becomes payable, an amount equal to the Additional Consideration multiplied by the number of Shares sold by a Seller will be paid to such Seller promptly following the Liquidation Date. If (a) the Merger Agreement is terminated before consummation of the Merger, (b) the Liquidation Date has occurred and (c) the Reporting Person has received any Net Proceeds from the Company, the Reporting Person must promptly pay to each Seller in lieu of Additional Consideration (i) an amount per Share sold by such Seller equal to the Net Proceeds actually received by the Reporting Person, less (ii) any taxes paid by the Reporting Person in connection with such receipt, less (iii) any expenses incurred by the Reporting Person in complying the payment of said amounts.

     Stock Option Agreement

     Contemporaneously with the execution of the Merger Agreement and the Stock Purchase Agreements, the Company and the Reporting Person also entered into the Stock Option Agreement pursuant to which the Company granted to the Reporting Person the option (the "Option") to purchase up to 470,000 Shares at an exercise price of $5.87 per share. The Stock Option Agreement also provides that, in the event additional Shares are issued by the Company or otherwise become outstanding, the number of Shares subject to the Option will be increased so that the aggregate number of shares subject thereto will be 10% of the then issued and outstanding Shares without giving effect to any Shares subject or issued pursuant to the Stock Option Agreement. The Stock Option Agreement terminates on the earlier of (i) the Effective Time or (ii) the termination of the Merger Agreement. Pursuant to the Stock Option Agreement, the Company agreed: (i) to maintain, free from preemptive rights, sufficient authorized but unissued Shares or treasury shares so that the Option may be exercised without additional authorization of Shares after giving effect to all other outstanding options, warrants, convertible securities or other rights to purchase Shares;
(ii) not to avoid or seek to avoid the performance of any of its agreements under the Stock Option Agreement; (iii) promptly to take all actions required in order to permit the Reporting Person to exercise the Option and the Company to issue the Shares covered thereby; and (iv) promptly to take all action provided therein to protect the Reporting Person against dilution. If any change occurs in the outstanding Shares as a result of a stock dividend, merger, recapitalization, subdivision, conversion, exchange or similar event, the type and number of Shares subject to the Option will be appropriately adjusted and if additional Shares are issued or become outstanding as a result of such change, the aggregate number of Shares subject to the Option will be increased to equal 10% of the issued and outstanding Shares without giving effect to any Shares subject or issued pursuant to the Stock Option Agreement, and the exercise price of the Option will be proportionately adjusted. By the terms of the Stock Option Agreement, the Reporting Person is not entitled to receive in respect of any Share it purchases upon exercise of the Option any of the proceeds attributable to the LiquiBox Lawsuit and is obligated to return, and cause any transferee of such Share to return, to the Company any such proceeds.

     Non-Disclosure, Non-Solicitation and Non-Competition Agreements

     Contemporaneously with the execution of the Merger Agreement, each of Robert A. Hammond, Sr. and Robert A. Hammond, Jr. entered into a separate Non-Disclosure, Non-Solicitation and Non-Competition Agreement with the Reporting Person and the Company (collectively, the "Noncompete Agreements"). The Noncompete Agreements prohibit Messrs. Hammond, Sr. and Hammond, Jr. from disclosing certain confidential information of the Reporting Person, its subsidiaries and the Company, except for disclosures required by applicable law or in a judicial or administrative proceeding. In addition, during the five year period following the date thereof (the "Restriction Period"), the Noncompete Agreements prohibit Messrs. Hammond, Sr. and Hammond, Jr. from, directly or indirectly, competing with, becoming employed by, engaging in business with, serving as an agent or consultant with or becoming a sole proprietor, partner, member, principal or stockholder (except for holding less than 5% of the voting shares of a publicly held company) of any person or entity that competes with the Company Business (as hereinafter defined) in the State of Texas or in any other area in the United States in which the Reporting Person, the Company or any of their respective affiliates engage in the Company Business (the "Restricted Territory"). The Noncompete Agreements also prohibit Messrs. Hammond, Sr. and Hammond, Jr. during the Restriction Period from, directly or indirectly, soliciting customers of the Company in the Restricted Territory to induce them to enter an agreement or conduct business in the Restricted Territory in competition with the Company Business or to induce them to terminate or refrain from entering into their relationship with the Company. During the Restriction Period, the Noncompete Agreements prohibit Messrs. Hammond, Sr. and Hammond, Jr. from, directly or indirectly, for themselves or any other person or entity in the Restricted Territory, soliciting for employment or interfering with the employment relationship of the Company with any person who is or was employed by the Company during the six-month period preceding the solicitation or interference. As used in the Noncompete Agreements, "Company Business" means the processing, marketing, sale and distribution of bottled water or coffee, or the sale or leasing of water filtration systems, coolers, dispensers, cups and related products, as conducted by the Company or the Reporting Person as of the date of the Noncompete Agreements.

     The foregoing descriptions of the Merger Agreement, the Trust Agreement, the Stock Purchase Agreements, the Stock Option Agreement and the Noncompete Agreements are qualified in their entirety by reference to the actual text of such agreements, which are filed as exhibits to this statement and are incorporated herein by reference.

     Except as set forth herein, the Reporting Person does not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a), (b) As of the date hereof, the Reporting Person beneficially owns directly 2,357,973 shares of Common Stock of the Company, representing approximately 73.0% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Company in the Merger Agreement to be outstanding as of April 1, 1999). The Reporting Person owns 1,887,973 shares of Common Stock, representing 72.4% of the outstanding shares of Common Stock. The Reporting Party also has the right to purchase up to an additional 470,000 shares of Common Stock upon exercise of the Option. If the Reporting Person were to exercise the Option in full and purchase all 470,000 shares of Common Stock thereunder, it would own, in the aggregate, 2,357,973 shares of Common Stock, representing 73.0% of the shares of Common Stock that would be outstanding following such purchase.

     (c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by the Reporting Person or to the best of its knowledge, Suntory Limited or any of the individuals identified in Item 2.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Except as set forth in this statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits

1 Agreement and Plan of Merger, dated as of April 1, 1999, among Great Pines Water Company, Inc., Suntory Water Group, Inc. and Suntory Acquisition Corp.

2 Litigation Trust Agreement, dated as of March 31, 1999, among Great Pines Water Company, Inc., Robert A. Hammond, Sr., Robert A. Hammond, Jr. and Stephen A. Lee, Esq. (attached as Exhibit B to Exhibit 1 hereof (the Agreement and Plan of Merger)).

3 Assignment, dated as of March 31, 1999, by Great Pines Water Company, Inc. (attached as Exhibit C to Exhibit 1 hereof (the Agreement and Plan of Merger)).

4 Stock Purchase Agreement, dated as of April 1, 1999, between Suntory Water Group, Inc. and Robert A. Hammond, Sr.

5 Stock Purchase Agreement, dated as of April 1, 1999, between Suntory Water Group, Inc. and Robert A. Hammond, Jr.

6 Stock Purchase Agreement, dated as of April 1, 1999, between Suntory Water Group, Inc. and Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust.

7 Stock Purchase Agreement, dated as of April 1, 1999, between Suntory Water Group, Inc. and Nick A. Baki.

8 Non-Disclosure, Non-Solicitation and Non-Competition Agreement, dated as of April 1, 1999, among Robert A. Hammond, Sr., Suntory Water Group, Inc. and Great Pines Water Company, Inc.

9 Non-Disclosure, Non-Solicitation and Non-Competition Agreement, dated as of April 1, 1999, among Robert A. Hammond, Jr., Suntory Water Group, Inc. and Great Pines Water Company, Inc.

10 Stock Option Agreement, dated as of April 1, 1999, between Suntory Water Group, Inc. and Great Pines Water Company, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Suntory Water Group, Inc. is true, complete and correct.

Dated:  April 12, 1999

                             SUNTORY WATER GROUP, INC.


                             By:  /s/ Thomas E. Van Autreve
                                  -------------------------
                             Name:  Thomas E. Van Autreve
                             Title:  Secretary and Chief Financial Officer

                                                                         Annex I

                        EXECUTIVE OFFICERS AND DIRECTORS

                               OF REPORTING PERSON


                  The following table sets forth the name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Person.

        Name and Title                 Business Address             Present Principal Occupation         Country of Citizenship
        --------------                 ----------------             ----------------------------         ---------------------
Shinichiro Torii                2-1-40, Dojimahama, Kita-ku,          Chairman of the Board of              Japan
Chairman                        Osaka 530-8203                   Suntory Limited and Suntory Water
                                Japan                                       Group, Inc.

David A. Krishock               2141 Powers Ferry Road               President, Chief Executive        United States of
President and Chief Executive   Marietta, GA 30067                    Officer and Director of              America
Officer                                                              Suntory Water Group, Inc.

Hitofumi Ohiwa                  1-2-3, Motoakasaka, Minato-ku,                Director                      Japan
Director                        Tokyo 107-8430 Japan

Yasuro Taniyama Director        12 East 49th Street                          President,                     Japan
                                New York, NY 10017                  Suntory International Corp.
                                                                   and Director of Suntory Water
                                                                            Group, Inc.

Takashi Nishii                  12 East 49th Street                 Treasurer and Executive Vice            Japan
Director and Treasurer          New York, NY 10017                      President of Suntory
                                                                  International Corp. and Director
                                                                    of Suntory Water Group, Inc.

Jun Tanaka                      2141 Powers Ferry Road            Vice President and Assistant to           Japan
Vice President and Assistant    Marietta, GA 30067                           Chairman,
to Chairman                                                          Suntory Water Group, Inc.

Thomas E. Van Autreve           2141 Powers Ferry Road             Secretary and Chief Financial       United States of
Secretary and Chief Financial   Marietta, GA 30067                            Officer,                     America
Officer                                                              Suntory Water Group, Inc.

Chester E. Matykiewicz          6055 South Harlem Ave.              Vice President and Financial       United States of
Vice President and Financial    Chicago, IL  60638                Officer for the Midwest and West         America
Officer for the Midwest and                                                  Divisions,
West Divisions                                                       Suntory Water Group, Inc.

Keitaro Hamuro                  2141 Powers Ferry Road             Vice President of Operations,            Japan
Vice President of Operations    Marietta, GA 30067                   Suntory Water Group, Inc.



                                                                       Annex II

                       EXECUTIVE OFFICERS, DIRECTORS, AND

                     CONTROLLING PERSONS OF SUNTORY LIMITED
                     --------------------------------------


                  The following table sets forth the name, business address and principal occupation or employment of each of the executive officers, directors and controlling persons of Suntory Limited. To the best knowledge of the Reporting Person, all executive officers, directors and controlling persons of Suntory Limited are citizens of Japan.

Name                         Business Address                       Present Principal Occupation
----                        ----------------                       ----------------------------

Keizo Saji                  2-1-40, Dojimahama, Kita-ku,                   Chairman
                            Osaka 530-8203 Japan

Michio Torii                2-1-40,  Dojimahama, Kita-ku,                  Vice Chairman
                            Osaka 530-8203 Japan

Shinichiro Torii            2-1-40,  Dojimahama, Kita-ku,                  President
                            Osaka 530-8203 Japan

Nobutada Saji               1-2-3, Motoakasaka, Minato-ku,                 Executive Vice President
                            Tokyo 107-8430 Japan

Tsunaaki Oyama              1-2-3, Motoakasaka, Minato-ku,                 Executive Vice President
                            Tokyo 107-8430 Japan

Kazuaki Tsuda               2-1-40, Dojimahama, Kita-ku,                   Executive Vice President of General
                            Osaka 530-8203 Japan                           Affairs Dept., Personnel Dept.,
                                                                           Secretarial Dept. and Dept. of
                                                                           Cultural Activities

Terumi Nakajima             4-1 Kioicho, Chiyoda-ku,                       Senior Managing Director of Patent
                            Tokyo 102-0094, Japan                          Dept.; Executive Manager of
                                                                           Pharmaceutical Division, General
                                                                           Manager of Suntory Institute for
                                                                           Bioorganic Research

Shigeru Inoue               2-1-40, Dojimahama, Kita-ku,                   Senior Managing Director of Production
                            Osaka 530-8203 Japan                           and Research and Development

Masao Tachiki               1-2-3, Motoakasaka, Minato-ku,                 Managing Director of Public Relations
                            Tokyo 107-8430 Japan                           Dept., Business Development Dept.,
                                                                           Research Dept., Tokyo Secretarial
                                                                           Dept., Tokyo General Affairs Dept.,
                                                                           Legal Dept. and Flower Division

Hajima Orita                1-2-3, Motoakasaka, Minato-ku,                 Managing Director of International
                            Tokyo 107-8430 Japan                           Division and China Kunshan Project

Takanobu Isobe              2-1-40, Dojimahama, Kita-ku,                   Managing Director; General Manager of
                            Osaka 530-8203 Japan                           Accounting Dept.

Yoriko Kawaguchi            1-2-3, Motoakasaka, Minato-ku,                 Managing Director of Consumer and
                            Tokyo 107-8430 Japan                           Environmental Affairs Dept.

Akira Toda                  2-1-40, Dojimahama, Kita-ku,                   Managing Director of Osaka General
                            Osaka 530-8203 Japan                           Affairs Dept. and Information Systems
                                                                           Division Executive Manager of
                                                                           Personnel Dept.

Hiroshi Fukai               1-2-3, Motoakasaka,                            Managing Director; Executive Manager
                            Minato-ku, Tokyo 107-8430 Japan                of Beer Division

Akinobu Kodaira             5-7-2, Kojimachi, Chiyoda-ku,                  Managing Director; Executive Manager
                            Tokyo 102-8530 Japan                           of Market Development Division

Kiyoshi Izume               2-1-40, Dojimahama, Kita-ku,                   Managing Director of Sales Division
                            Osaka 530-8203 Japan

Shingo Torii                1-2-3, Motoakasaka, Minato-ku,                 Managing Director; General Manager of
                            Tokyo  107-8430 Japan                          Logistics Center

Katsuyuki Misumi            2-1-40, Dojimahama, Kita-ku,                   Managing Director of Corporate
                            Osaka 530-8203  Japan                          Planning Dept. and Finance Dept.

Shigehiro Aoyama            1-2-3, Motoakasaka, Minato-ku,                 Managing Director of Marketing and
                            Tokyo 107-8430 Japan                           Advertising Divisions; Executive
                                                                           Manager of Marketing Promotion Division

Nozawa Shigenori            4-1 Kioicho, Chiyoda-ku, Tokyo                 Director
                            102-0094, Japan                                Deputy Executive Manager of
                                                                           Pharmaceutical Division

Susumu Isokawa              5-7-2, Kojimachi, Chiyoda-ku, Tokyo            Director
                            102-8530 Japan                                 Executive Manager of Metropolitan
                                                                           Marketing

Shuntaro Hirota             2-1-40, Dojimahama, Kita-ku, Osaka 530-8203    Director of Production
                            Japan                                          Div. 4

                                                                           General Manager of Production Div. 2
Hirosuke Kunitomo           1-2-3, Motoakasaka, Minato-ku, Tokyo           Director
                            107-8430 Japan                                 Executive Manager of
                                                                           Liquor Division

Tomohisa Sakai              2-1-40, Dojimahama, Kita-ku, Osaka 530-8203    Director
                            Japan                                          Executive Manager of Information
                                                                           Systems Division

Yoshitake Yamamoto          2-1-40, Dojimahama, Kita-ku, Osaka 530-8203    Director
                            Japan                                          General Manager of Technical
                                                                           Development Dept.

Kenzo Yanagi                2-1-40, Dojimahama, Kita-ku, Osaka 530-8203    Director of China Kunshan Project
                            Japan                                          General Manager of Production Div. 3

Hirofumi Maruyama           2-1-40, Dojimahama, Kita-ku, Osaka 530-8203    Director
                            Japan                                          Executive Manager of Marketing Div.
                                                                           Kinki/Chugoku/Shikoku Area

Yasuo Kida                  1-2-3, Motoakasaka, Minato-ku, Tokyo           Director
                            107-8430 Japan                                 Executive Manager of Nationwide
                                                                           Chainstores Sales Division

Michio Masatani             4-6-1, Ichibancho, Aoba-ku, Sendai,            Director
                            980-8533 Japan                                 Executive Manager of Marketing Div.
                                                                           Tohoku Area

Tadao Hashimoto             2-1-40, Dojimahama, Kita-ku, Osaka 530-8203    Director of Quality Assurance Dept.
                            Japan                                          and Strategic Production Dept.

Noriaki Takimoto            1-27-2, Naeki-Minami,                          Director
                            Nakamura-ku, Nagoya 450-0003 Japan             Executive Manager of Marketing Div.
                                                                           Tokai/Hokuriku Area

Hiroyuki Fujita             1-2-3, Motoakasaka, Minato-ku, Tokyo           Director
                            107-8430 Japan                                 Executive Manager of Wine Div.

Takaharu Tanaka             1-1-1, Wakayamadai, Shimamoto-cho,             Director of Institute for Fundamental
                            Mishima-gun, Osaka 618-8503 Japan              Research and General Affairs

                                                                           Department for Research Laboratories
Yasuo Tomomatsu             2-1-40, Dojimahama, Kita-ku, Osaka 530-8203    Statutory Auditor
                            Japan

Kenichiro Matsushita        2-1-40, Dojimahama, Kita-ku, Osaka 530-8203    Statutory Auditor
                            Japan

Tamiyoshi Horikiri          2-1-40, Dojimahama, Kita-ku, Osaka 530-8203    Corporate Auditor
                            Japan

Haruko Torii                c/o 2-1-40, Dojimahama, Kita-ku, Osaka          N.A.
                            530-8203 Japan

                                  EXHIBIT INDEX



                                     Exhibit

1 Agreement and Plan of Merger, dated as of April 1, 1999, among Great Pines Water Company, Inc., Suntory Water Group, Inc. and Suntory Acquisition Corp.

2 Litigation Trust Agreement, dated as of March 31, 1999, among Great Pines Water Company, Inc., Robert A. Hammond, Sr., Robert A. Hammond, Jr. and Stephen A. Lee, Esq. (attached as Exhibit B to Exhibit 1 hereof (the Agreement and Plan of Merger)).

3 Assignment, dated as of March 31, 1999, by Great Pines Water Company, Inc. (attached as Exhibit C to Exhibit 1 hereof (the Agreement and Plan of Merger)).

4 Stock Purchase Agreement, dated as of April 1, 1999, between Suntory Water Group, Inc. and Robert A. Hammond, Sr.

5 Stock Purchase Agreement, dated as of April 1, 1999, between Suntory Water Group, Inc. and Robert A. Hammond, Jr.

6 Stock Purchase Agreement, dated as of April 1, 1999, between Suntory Water Group, Inc. and Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust.

7 Stock Purchase Agreement, dated as of April 1, 1999, between Suntory Water Group, Inc. and Nick A. Baki.

8 Non-Disclosure, Non-Solicitation and Non-Competition Agreement, dated as of April 1, 1999, among Robert A. Hammond, Sr., Suntory Water Group, Inc. and Great Pines Water Company, Inc.

9 Non-Disclosure, Non-Solicitation and Non-Competition Agreement, dated as of April 1, 1999, among Robert A. Hammond, Jr., Suntory Water Group, Inc. and Great Pines Water Company, Inc.

10 Stock Option Agreement, dated as of April 1, 1999, between Suntory Water Group, Inc. and Great Pines Water Company, Inc.

                                                                       EXHIBIT 1

                          AGREEMENT AND PLAN OF MERGER


                                      AMONG


                           SUNTORY WATER GROUP, INC.,


                            SUNTORY ACQUISITION CORP.


                                       AND


                         GREAT PINES WATER COMPANY, INC.








                            Dated as of April 1, 1999

                                 TABLE OF CONTENTS

                                    ARTICLE I
                                   THE MERGER

   SECTION 1.01  The Merger............................................2
   SECTION 1.02  Consummation of the Merger............................2
   SECTION 1.03  Effects of the Merger.................................2
   SECTION 1.04  Certificate of Incorporation and Bylaws...............2
   SECTION 1.05  Directors and Officers................................2
   SECTION 1.06  Conversion of Shares..................................2
   SECTION 1.07  Conversion of Common Stock of the Sub.................3
   SECTION 1.08  Stockholders' Meeting.................................3
   SECTION 1.09  Withholding Taxes.....................................3
   SECTION 1.10  Directors.............................................4

                                   ARTICLE II
                 DISSENTING SHARES; PAYMENT FOR SHARES; OPTIONS

   SECTION 2.01  Dissenting Shares.....................................5
   SECTION 2.02  Payment for Shares....................................5
   SECTION 2.03  Closing of the Company's Transfer Books...............7
   SECTION 2.04  Options...............................................7

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   SECTION 3.01  Organization and Qualification........................8
   SECTION 3.02  Capitalization........................................8
   SECTION 3.03  Corporate Actions and Authority.......................9
   SECTION 3.04  Absence of Certain Changes...........................10
   SECTION 3.05  Reports                                              10
   SECTION 3.06  Information Statement................................11
   SECTION 3.07  Consents and Approvals; No Violation.................12
   SECTION 3.08  Brokers..............................................12
   SECTION 3.09  Employee Benefit Matters.............................12
   SECTION 3.10  Litigation...........................................16
   SECTION 3.11  Tax Matters..........................................16
   SECTION 3.12  Compliance with Law..................................18
   SECTION 3.13  Environmental Matters................................19
   SECTION 3.14  Intellectual Property................................22
   SECTION 3.15  Real Property; Personal Property.....................24
   SECTION 3.16  Insurance............................................26
   SECTION 3.17  Material Contracts...................................26
   SECTION 3.18  Related Party Transactions...........................27
   SECTION 3.19  Liens................................................27
   SECTION 3.20  State Takeover Statute Inapplicable..................27
   SECTION 3.21  Required Vote of Company Stockholders................27
   SECTION 3.22  Employee Relations...................................27
   SECTION 3.23  Customers and Suppliers..............................28
   SECTION 3.24  Inventory and Accounts Receivable....................28
   SECTION 3.25  Debt.................................................29
   SECTION 3.26  Insolvency Proceedings...............................29
   SECTION 3.27  Net Sales and Total Assets...........................29
   SECTION 3.28  No Subsidiaries......................................30
   SECTION 3.29  Litigation Trust Documents...........................30

                                   ARTICLE IV
            REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE SUB

   SECTION 4.01  Organization and Qualification.......................30
   SECTION 4.02  Authority Relative to this Agreement.................30
   SECTION 4.03  Information Statement................................30
   SECTION 4.04  Consents and Approvals; No Violation.................31
   SECTION 4.05  Interim Operation of the Sub.........................31
   SECTION 4.06  Financing............................................31

                                    ARTICLE V
                                    COVENANTS

   SECTION 5.01  Conduct of Business of the Company...................31
   SECTION 5.02  No Solicitation......................................34
   SECTION 5.03  Access to Information................................34
   SECTION 5.04  Reasonable Best Efforts..............................35
   SECTION 5.05  Indemnification......................................36
   SECTION 5.06  Certain Employee Matters.............................36
   SECTION 5.07  State Takeover Statutes..............................36
   SECTION 5.08  Information Statement................................36
   SECTION 5.09  Notification of Certain Matters......................37
   SECTION 5.10  Subsequent Filings...................................37

                                   ARTICLE VI
                    CONDITIONS TO CONSUMMATION OF THE MERGER

   SECTION 6.01  Conditions to Each Party's
                 Obligation to Effect the Merger......................37
   SECTION 6.02  Conditions to the Obligations of the
                 Parent and the Sub to Effect the Merger..............38
   SECTION 6.03  Conditions to the Obligations of the
                 Company to Effect the Merger.........................39

                                   ARTICLE VII
                         TERMINATION; AMENDMENT; WAIVER

   SECTION 7.01  Termination..........................................40
   SECTION 7.02  Effect of Termination................................41
   SECTION 7.03  Amendment............................................41
   SECTION 7.04  Extension; Waiver....................................41

                                  ARTICLE VIII
                                  MISCELLANEOUS

   SECTION 8.01  Survival of Representations and Warranties...........42
   SECTION 8.02  Entire Agreement; Assignment.........................42
   SECTION 8.03  Enforcement of the Agreement.........................42
   SECTION 8.04  Validity.............................................42
   SECTION 8.05  Notices..............................................42
   SECTION 8.06  Governing Law........................................43
   SECTION 8.07  Descriptive Headings.................................43
   SECTION 8.08  Parties in Interest..................................44
   SECTION 8.09  Counterparts.........................................44
   SECTION 8.10  Fees and Expenses....................................44
   SECTION 8.11  Certain Definitions..................................44
   SECTION 8.12  Publicity............................................45


    EXHIBIT A       ORGANIZATIONAL DOCUMENTS OF SURVIVING CORPORATION
    EXHIBIT B       LITIGATION TRUST AGREEMENT
    EXHIBIT C       ASSIGNMENT
    EXHIBIT D       FORM OF COMPANY CERTIFICATES
    EXHIBIT E       FORM OF PARENT AND SUB CERTIFICATES

                           AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of April 1, 1999, among Suntory Water Group, Inc., a Delaware corporation (the "Parent"), Suntory Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of the Parent (the "Sub"), and Great Pines Water Company, Inc., a Texas corporation (the "Company").

                                    RECITALS

     WHEREAS, the Board of Directors of each of the Parent, the Sub and the Company has determined that it is in the best interests of their respective stockholders for the Sub to merge with and into the Company upon the terms and subject to the conditions set forth herein;

     WHEREAS, concurrently with the execution hereof and in order to induce the Parent and the Sub to enter into this Agreement, (i) the Parent is entering into Stock Purchase Agreements (collectively, the "Purchase Agreements") with each of Robert A. Hammond, Sr., Robert A. Hammond, Jr., Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust, and Nick A. Baki dated as of the date hereof under which each such person has agreed, among other things, to sell Shares (as defined herein) owned by such person to the Parent and to vote any Shares over which he or she has voting power in favor of this Agreement and the Merger (as hereinafter defined) at any meeting of holders of Shares called for such purpose and (ii) the Parent is purchasing, pursuant to such Purchase Agreements, Shares owned by each such person;

     WHEREAS, concurrently with the execution hereof and in order to induce the Parent and the Sub to enter into this Agreement, the Parent is entering into a Stock Option Agreement with the Company (the "Stock Option Agreement") dated as of the date hereof;

     WHEREAS, the Board of Directors of the Company has adopted, by the unanimous vote of all directors present, resolutions approving, among other things, the Purchase Agreements, the Stock Option Agreement, this Agreement, the merger of the Sub with and into the Company and the other transactions contemplated hereby, and has agreed to recommend that the Company's stockholders approve this Agreement and the transactions contemplated hereby; and

     WHEREAS, the Parent, the Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement;

     NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

                                    ARTICLE I

                                   THE MERGER

     SECTION 1.01 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the Texas Business Corporation Act, as amended (the "TBCA"), the Sub shall be merged with and into the Company (the "Merger") as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article VI hereof. The Company shall be the surviving corporation in the Merger (the "Surviving Corporation") under the name "Great Pines Water Company, Inc." and shall continue its existence under the laws of the State of Texas. In connection with the Merger, the separate corporate existence of the Sub shall cease.

     SECTION 1.02 Consummation of the Merger. Subject to the provisions of this Agreement, the Sub and the Company shall cause the Merger to be consummated by filing with the Secretary of State of the State of Texas duly executed and verified articles of merger, as required by the TBCA, and shall take all such other and further actions as may be required by law to make the Merger effective. Prior to the filing referred to in this Section, a closing (the "Closing") will be held at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York (or such other place as the parties may agree) for the purpose of confirming all the foregoing. The time the Merger becomes effective in accordance with applicable law is referred to as the "Effective Time."

     SECTION 1.03 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the TBCA.

     SECTION 1.04 Certificate of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of the Surviving Corporation shall be as set forth in Exhibit A hereto.

     SECTION 1.05 Directors and Officers. The directors of the Sub immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected and qualified.

     SECTION 1.06 Conversion of Shares. Each share (each, a "Share") of common stock of the Company, par value $0.01 per share (the "Common Stock"), issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Parent, the Sub, the Company or any of their respective subsidiaries or held in the treasury of the Company, all of which shall be canceled, and other than Dissenting Shares, as hereinafter defined) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive (i) an amount in cash per Share (subject to any applicable withholding tax as specified in Section 1.09 hereof) equal to $5.87 (such amount being referred to herein as the "Base Consideration") and (ii) an amount per Share (subject to any applicable withholding tax as specified in Section 1.09 hereof) equal to the Net Proceeds (as hereinafter defined) divided by the Aggregate Diluted Outstanding Shares (as hereinafter defined), which amount (as defined in the Litigation Trust Agreement (as hereinafter defined)) (such amount being referred to herein as the "Additional Consideration" and, together with the "Base Consideration," the "Merger Consideration"), which shall be payable in cash promptly after the Liquidation Date (as defined in the Litigation Trust Agreement). At the Effective Time, each Option (as hereinafter defined) shall be converted into the right to receive the Option Consideration (as hereinafter defined) pursuant to Section 2.04(a). The term "Aggregate Diluted Outstanding Shares" shall mean the number of Shares that is equal to the sum of (i) the aggregate number of Shares that are issued and outstanding immediately prior to the Effective Time and (ii) the aggregate number of Shares for which the Options (as hereinafter defined) that are issued and outstanding immediately prior to the Effective Time are exercisable. The term "Net Proceeds" shall mean (i) the Gross Proceeds (as defined in the Litigation Trust Agreement) multiplied by (A) 100% less (B) the highest marginal tax rate that could be applicable to the Company as part of the consolidated group of the Parent on the Liquidation Date (taking into account, without limitation, all federal income, state, local and other taxes and which for the year ended December 31, 1998 would have been 42%) less (ii) the sum of all unreimbursed expenses incurred by the Company in connection with the LiquiBox Lawsuit (including expenses incurred or to be incurred in distributing the Additional Consideration and the maintenance of the Paying Agent for such purpose).

     SECTION 1.07 Conversion of Common Stock of the Sub. Each share of common stock, no par value, of the Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one share of common stock of the Surviving Corporation.

     SECTION 1.08 Stockholders' Meeting. The Company, acting through its Board of Directors, shall, in accordance with applicable law, duly call, give notice of, convene and hold a special meeting (the "Special Meeting") of its stockholders as soon as practicable following the date hereof for the purpose of adopting the plan of merger (within the meaning of Article 5.03 of the TBCA) set forth in this Agreement, and, subject to the fiduciary duties of its Board of Directors under applicable law (it being understood that members of the Board of Directors in determining the scope and nature of their fiduciary duties shall be entitled to rely on a written opinion of outside legal counsel), include in the Information Statement (as hereinafter defined) the recommendation of its Board of Directors that stockholders of the Company vote in favor of the adoption of such plan of merger. The Parent and the Sub each agree that, at the Special Meeting, any Shares acquired by the Parent or the Sub or any of their affiliates will be voted in favor of the adoption of such plan of merger.

     SECTION 1.09 Withholding Taxes. The Company shall provide to the Parent or the Sub the statement described in Treasury Regulation Section 1.1445-2(c)(3) certifying that none of the interests in the Company held by the Company's shareholders or option holders are U.S. real property interests for purposes of
Section 1445 of the Internal Revenue Code of 1986 (the "Code"). Such statement must be complete, accurate and valid as of the Closing. If such statement is not complete, accurate and valid as of the Closing, the Parent and the Sub shall be entitled to withhold all amounts required to be withheld by Section 1445 of the Code. The Parent and the Sub shall be entitled to deduct and withhold from the consideration otherwise payable to a holder of Shares or Options pursuant to the Merger, any stock transfer taxes and such amounts as are required to be withheld under the Code, or any applicable provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Parent or the Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by the Parent or the Sub.

     SECTION 1.10  Directors.

     (a) If the Effective Time shall not have occurred on or before September 30, 1999 (the "Expiration Date"), the Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give the Parent representation on the Board of Directors of the Company equal to the product of the number of directors on the Board of Directors of the Company and the percentage that the aggregate number of Shares purchased by the Parent pursuant to the Purchase Agreements and the Stock Option Agreement bears to the number of Shares outstanding, and the Company shall, upon request by the Parent, promptly increase the size of the Board of Directors of the Company or use its best efforts to secure the resignations of such number of directors as is necessary to provide the Parent with such level of representation and shall cause the Parent's designees to be so elected. The Company will also use its best efforts to cause persons designated by the Parent to constitute the same percentage as is on the entire Board of Directors of the Company to be on each committee of the Board of Directors of the Company. The Company's obligations to appoint designees to its Board of Directors shall be subject to Section 14(f) of the Exchange Act. At the request of the Parent, the Company shall take all actions necessary to effect any such election or appointment of the Parent's designees, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder. The Parent will supply to the Company all information with respect to itself and its respective officers, directors and affiliates required by such Section and Rule. The provisions of this Section 1.10(a) are in addition to and shall not limit any rights which the Parent or any of its affiliates may have as a holder or beneficial owner of Shares as a matter of law with respect to the election of directors or otherwise.

     (b) Following the election or appointment of the Parent's designees pursuant to Section 1.10(a) and prior to the Effective Time (as hereinafter defined), and so long as there shall be at least one Continuing Director (as defined below), any amendment of this Agreement requiring action by the Board of Directors of the Company, any extension of time for the performance of any of the obligations or other acts of the Parent or the Sub under this Agreement, and any waiver of compliance with any of the agreements or conditions under this Agreement for the benefit of the Company will require the concurrence of a majority of the directors of the Company then in office who are directors of the Company on the date hereof (the "Continuing Directors").

                                   ARTICLE II

                 DISSENTING SHARES; PAYMENT FOR SHARES; OPTIONS

     SECTION 2.01 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have the right to dissent with respect to the Merger pursuant to Article 5.11 of the TBCA (the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Merger Consideration, and the holders of such Shares will be entitled to receive payment of the fair value of such Shares in accordance with the provisions of the TBCA, unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost such right under the TBCA. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall thereupon be converted into and become exchangeable only for the right to receive, as of the Effective Time, the Merger Consideration without any interest thereon. The Company shall give the Parent and the Sub (i) prompt notice of any written demands received by the Company for payment of fair value in respect of any Shares, attempted written withdrawals of such demands, and any other instruments served pursuant to the TBCA and received by the Company relating to stockholders' rights to dissent with respect to the Merger and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of such rights under the TBCA. The Company shall not, except with the prior written consent of the Parent, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

     SECTION 2.02 Payment for Shares.

     (a) The Parent will cause the Sub or the Surviving Corporation to make available to a bank or trust company designated by the Parent (the "Paying Agent") (i) at or prior to the Effective Time, sufficient funds to make the Base Consideration payable pursuant to Section 1.06 hereof on a timely basis and (ii) at or promptly after the Liquidation Date, sufficient funds to pay the Additional Consideration pursuant to Section 1.06 hereof on a timely basis to holders (other than the Parent, the Sub, the Company or any of their respective subsidiaries) of Shares that are issued and outstanding immediately prior to the Effective Time (such amounts described in (i) and (ii) together being hereinafter referred to as the "Payment Fund"). The Paying Agent shall, pursuant to irrevocable instructions, make the payments provided for in the preceding sentence out of the Payment Fund. The Payment Fund shall not be used for any other purpose, except as provided in this Agreement.

     (b) As soon as practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each record holder, as of the Effective Time, of an outstanding certificate or certificates which immediately prior to the Effective Time represented Shares (the "Certificates"), a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificate and receiving payment therefor. Following surrender to the Paying Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be paid in exchange therefor (i) an amount in cash (subject to any applicable withholding tax as specified in Section 1.09 hereof) equal to the product of the number of Shares represented by such Certificate multiplied by the Base Consideration and (ii) an amount (subject to any applicable withholding tax as specified in Section 1.09 hereof) equal to the product of the number of Shares represented by such Certificate multiplied by the Additional Consideration, which shall be payable in cash promptly after the Liquidation Date; and such Certificate shall forthwith be canceled. No interest will be paid or accrued on the cash payable pursuant to the foregoing sentence. If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. From and after the Effective Time and until surrendered in accordance with the provisions of this Section 2.02, each Certificate (other than Certificates representing Shares owned by the Parent or the Sub or any of their respective subsidiaries and Certificates representing Dissenting Shares) shall represent for all purposes solely the right to receive, in accordance with the terms hereof, the amounts set forth in the second sentence of this Section 2.02(a).

     (c) Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains unclaimed by the former stockholders of the Company (i) for a six-month period commencing on the Effective Time, in the case of the Base Consideration, and (ii) for a six-month period commencing on the Liquidation Date, in the case of the Additional Consideration, shall be repaid to the Surviving Corporation. Any former stockholders of the Company who have not complied with Section 2.01 prior to the expiration of the six-month period commencing on the Effective Date shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) but only as general creditors thereof for payment of their claim for the Merger Consideration, without any interest thereon. Neither the Parent nor the Surviving Corporation shall be liable to any holder of Shares for any monies delivered from the Payment Fund or otherwise to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to two years after the Effective Time, unclaimed funds payable with respect to such certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

     SECTION 2.03 Closing of the Company's Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of Shares shall thereafter be made. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged in accordance with Section 2.02(b) hereof, subject to applicable law in the case of Dissenting Shares.

     SECTION 2.04 Options. With respect to Options (as defined below) held by persons then performing services as "Employees" or "Consultants" (as defined in such Plan) under the Company's 1993 Option Plan or 1995 Incentive Stock Plan, the Company shall take all necessary action to cause such Options to become exercisable immediately prior to the Effective Time. Each holder of an option to purchase shares of Common Stock, whether or not then exercisable (the "Options"), which is outstanding immediately prior to the Effective Time and theretofore has been granted under the Company's 1993 Option Plan, 1995 Incentive Stock Plan or 1993 Non-Employee Director Stock Option Plan (collectively, the "Stock Option Plans") shall, in settlement thereof, be entitled to receive for each Share subject to such Option, in lieu of such Share, (i) an amount (subject to any applicable withholding tax as specified in Section 1.09 hereof) (such amount being referred to herein as the "Option Consideration"), in cash, equal to the excess, if any, of the Base Consideration over the per Share exercise price of such Option and (ii) if the amount of the Base Consideration is equal to or greater than the per Share exercise price of the Option, an amount (subject to any applicable withholding tax as specified in Section 1.09 hereof) equal to the Additional Consideration, which shall be payable in cash promptly after the Liquidation Date or (iii) if the per Share exercise price of such Option exceeds the Base Consideration (such excess, the "Remaining Exercise Price"), the amount, if any, by which the Additional Consideration exceeds the Remaining Exercise Price (subject to any applicable withholding tax as specified in Section 1.09 hereof), which amount shall be payable in cash promptly after the Liquidation Date. The Option Consideration shall be payable on a timely basis by the Surviving Corporation following the Effective Time to such holders of Options. Any Additional Consideration payable to such holders shall be payable on a timely basis following the Liquidation Date. Following the Effective Time, each Option shall represent only the right to receive the amounts set forth in the second sentence of this Section 2.04, and upon receipt of the Option Consideration (or in the event that no payment is due in respect thereof pursuant to this Section 2.04, at the Effective Time) such Option shall be canceled. Prior to the Effective Time, the Company shall use its best efforts to obtain all necessary consents or releases from holders of Options and take all such other action as may be reasonably necessary to give effect to the transactions contemplated by this Section 2.04. Except as otherwise agreed to by the parties, (i) the Stock Option Plans shall terminate as of the Effective Time and, except with respect to the right to receive the Option Consideration and the Additional Consideration under this Section 2.04, any and all rights under any provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be canceled as of the Effective Time, and (ii) the Company shall take all action necessary to ensure that no person shall have any right under the Stock Option Plans (or any Option granted thereunder) or other plan, program or arrangement with respect to, including any right to acquire, equity securities of the Company, the Surviving Corporation, the Parent or any subsidiary of any of the foregoing following the Effective Time.

                                   ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                                 OF THE COMPANY

     The Company represents and warrants to the Parent and the Sub as follows:

     SECTION 3.01 Organization and Qualification. The Company is a duly organized and validly existing corporation in good standing under the laws of its jurisdiction of incorporation, with all corporate power and authority to own its properties and conduct its business as currently conducted and is duly qualified and in good standing as a foreign corporation authorized to do business in each of the jurisdictions, if any, in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary. The Company has heretofore delivered to the Parent and the Sub accurate and complete copies of the Articles of Incorporation and Bylaws (or similar governing documents) as currently in effect of the Company. The Company does not, directly or indirectly, owns any interest in any corporation, partnership, joint venture or other business association or entity.

     SECTION 3.02 Capitalization. The authorized capital stock of the Company consists of (i) 10,000,000 shares of Common Stock, par value $0.01 per share, and (ii) 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). As of the date hereof: 2,760,862 shares of Common Stock were issued and outstanding; 1,300 shares of Series A Preferred Stock were issued and outstanding, which are convertible into an aggregate of 31,200 shares of Common Stock; 10,000 shares of Series B Preferred Stock were issued and outstanding, which are convertible into an aggregate of 166,700 shares of Common Stock; 4,200 shares of Series C Preferred Stock were issued and outstanding, which are convertible into an aggregate of 70,014 shares of Common Stock; no Shares or shares of Preferred Stock were held in the Company's treasury; there were outstanding Options to purchase an aggregate of 35,867 Shares under the Stock Option Plans; and there are no stock appreciation rights or limited stock appreciation rights or other similar rights or securities granted under the Stock Option Plans or otherwise outstanding. Since the date hereof, the Company
(i) has not issued any Shares other than upon the exercise or surrender of Options outstanding on such date or the conversion of Preferred Shares outstanding on such date, (ii) has not granted any options, warrants or rights or entered into other agreements or commitments to purchase Shares (under the Stock Option Plans or otherwise) and (iii) has not split, combined or reclassified any of its shares of capital stock. True and correct copies of Certificates of Designation for the Company's Series A, B and C Preferred Stock have been filed as exhibits to the SEC Reports (as hereinafter defined). All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights. Section 3.02(a) of a letter of the Company delivered at or prior to the date hereof to the Parent and the Sub (the "Company Disclosure Letter") contains a true, accurate and complete list, as of the date hereof, of the name of each Option holder, the number of outstanding Options held by such holder, the grant date of each such Option, the number of Shares such holder is entitled to receive upon the exercise of each Option and the corresponding exercise price. Except as set forth in this Section 3.02(a), there are no outstanding (i) shares of capital stock or other voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company or (iii) options, warrants, rights or other agreements or commitments to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or other ownership interests in, or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in, the Company, and no obligation of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (the items in clauses (i), (ii) and (iii) of this sentence being referred to herein collectively as "Company Securities"), and there are no outstanding obligations of the Company to make payments based on the price of the Common Stock. Except as set forth in this Section 3.02(a), there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities and there are no performance awards outstanding under the Company's Stock Option Plans or any other outstanding stock related awards. There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of capital stock of the Company.

     SECTION 3.03 Corporate Actions and Authority. (a) The Board of Directors of the Company (at a meeting or meetings duly called and held) has, by the unanimous vote of all directors present, (w) determined that the Merger and the other transactions contemplated in this Agreement are fair to and in the best interests of the stockholders of the Company, (x) resolved to recommend approval and adoption of the plan of merger (within the meaning of Article 5.03 of the TBCA), contained in this Agreement by such stockholders of the Company, (y) taken all necessary steps to render Article 13.03 of the TBCA inapplicable to the transactions contemplated hereby and (z) resolved to elect, to the extent permitted by law, not to be subject to any state takeover law other than Article
13.03 of the TBCA that may purport to be applicable to the transactions contemplated by this Agreement.

     (b) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than any required approval of the plan of merger (within the meaning of Article 5.03 of the TBCA) contained in this Agreement by the holders of Shares under the TBCA). This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and general principles of equity (whether considered in a proceeding in equity or at law).

     SECTION 3.04 Absence of Certain Changes. Except as disclosed in the SEC Reports (as hereinafter defined) filed with the SEC prior to the date hereof or in Section 3.04 of the Company Disclosure Letter, since December 31, 1998, (i) the Company has not suffered any Material Adverse Effect or any change, condition, event or development that reasonably could be expected to have a Material Adverse Effect, (ii) the Company has conducted its business only in the ordinary course consistent with past practice, except in connection with the negotiation and execution and delivery of this Agreement and the transactions contemplated hereby, and (iii) there has not been (a) any declaration, setting aside or payment of any dividend or other distribution in respect of the Shares or any repurchase, redemption or other acquisition by the Company of any outstanding shares of capital stock or other securities in, or other ownership interests in, the Company; (b) any increase in the rate or terms (including any acceleration of the right to receive payment) of any Plan (as hereinafter defined) or any other bonus, severance, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any such directors, officers or employees; (c) any action by the Company which, if taken after the date hereof, would constitute a breach of any of clause (ii), clause (iv) through clause (x) inclusive, clause (xii), clause (xiii), clause (xv) or clause
(xvii) of Section 5.01; (d) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company, which employees were not then subject to a collective bargaining agreement, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees; (e) any revaluation by the Company of any of its assets, including write-downs of inventory or of accounts receivable other than in the ordinary course of business consistent with past practice; or (f) any entry into any agreement, commitment or transaction by the Company which is material to the Company taken as a whole other than in the ordinary course of business consistent with past practice.

     SECTION 3.05  Reports.

     (a) Since January 1, 1996, the Company has timely filed with the U.S. Securities and Exchange Commission (the "SEC") all forms, reports and documents required to be filed by it pursuant to the federal securities laws and the rules and regulations of the SEC thereunder, all of which have complied as of their respective filing dates in all material respects with all applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC promulgated thereunder. True and correct copies of all filings made by the Company with the SEC (the "SEC Reports"), whether or not required under applicable laws, rules and regulations and including any registration statement filed by the Company under the Securities Act of 1933, as amended (the "Securities Act"), have been furnished to the Parent and the Sub. None of the SEC Reports, including any financial statements or schedules included or incorporated by reference therein, as of the date thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (b) Each of the consolidated balance sheets (including, where applicable, the related notes and schedules) included in or incorporated by reference into the SEC Reports fairly presents the consolidated financial position of the Company as of the date thereof, and each of the consolidated statements of income (or statements of results of operations), stockholders' equity and cash flows (including the related notes and schedules) included in or incorporated by reference into the SEC Reports fairly presents the results of operations, stockholders' equity, retained earnings and cash flows, as the case may be, of the Company (on a consolidated basis) for the periods or as of the dates, as the case may be, set forth therein, in each case in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as stated therein or, where applicable, in the notes thereto and except, in the case of unaudited interim financial statements, for customary year-end adjustments, which will not be material in the aggregate) and in compliance with the rules and regulations of the SEC.

      (c) At December 31, 1998, there were no material liabilities or obligations of any nature (whether accrued, absolute, fixed, contingent, liquidated, unliquidated or otherwise and whether due or to become due) required by generally accepted accounting principles to be set forth on the balance sheet of the Company taken as a whole except as reflected or reserved against on such balance sheet as of December 31, 1998 included in the SEC Reports. Except as set forth in Section 3.05(c) of the Company Disclosure Letter, since December 31, 1998, the Company has not incurred any material liabilities other than liabilities or obligations of any nature (whether accrued, absolute, fixed, contingent, liquidated, unliquidated or otherwise and whether due or to become due) which (i) have been incurred in the ordinary course of business consistent with past practice and (ii) have not had and will not have a Material Adverse Effect.

     SECTION 3.06 Information Statement.

     (a) The Information Statement (as hereinafter defined), and any other schedule or document required to be filed by the Company in connection with the Merger, will not, at the time the Information Statement is first mailed and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information supplied in writing by the Parent, the Sub or an affiliate of the Parent or the Sub specifically for inclusion therein. The Information Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. The letter to stockholders, notice of meeting, information or proxy statement and form of proxy (if any) provided to stockholders of the Company in connection with the Merger (including any supplements), and any schedules required to be filed with the SEC in connection therewith, as from time to time amended or supplemented, are collectively referred to herein as the "Information Statement."

     (b) The Company agrees promptly to correct the Information Statement if and to the extent it shall have become false and misleading in any material respect, and to take all steps necessary to cause the Information Statement, as so corrected, to be filed with the SEC and to be disseminated to all holders of Shares, in each case as and to the extent required by applicable federal securities laws or the applicable rules and regulations of the SEC.

     SECTION 3.07 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Articles of Incorporation or Bylaws (or other similar governing documents) of the Company, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any federal, state, local or foreign governmental or regulatory authority, except as may be required under the Exchange Act and the TBCA, (iii) except as set forth in
Section 3.07 of the Company Disclosure Letter, require any consent, waiver or approval or result in a default (or give rise to any right of termination, cancellation, modification or acceleration) under any of the terms, conditions or provisions of any note, license, agreement, contract or other instrument or obligation to which the Company is a party or by which the Company or any of its respective assets may be bound and which is material, (iv) result in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of the Company; or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its assets.

     SECTION 3.08 Brokers. No broker or finder is entitled to receive any brokerage, finder's or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Company or any of its officers, directors or employees.

     SECTION 3.09  Employee Benefit Matters.

     (a) Except as set forth in Section 3.09(a) of the Company Disclosure Letter, the Company does not maintain or contribute to, nor has any obligation to contribute to or has any liability (including a liability arising out of an indemnification, guarantee, hold harmless or similar agreement) with respect to any plan, program, arrangement, agreement or commitment which is an employment, consulting, severance pay, termination pay, change in control or deferred compensation agreement, or an executive compensation, incentive bonus or other bonus, employee pension, profit-sharing, savings, retirement, stock option, stock purchase, stock appreciation rights, severance pay, life, health, disability or accident insurance plan, or other employee benefit plan, program, arrangement, agreement or commitment, including any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (individually, a "Plan," or collectively, the "Plans"). Each such Plan with an aggregate annual cost of providing benefits exceeding $25,000 is identified in Section 3.09(a) of the Company Disclosure Letter to the extent applicable, as one or more of the following: an "employee pension plan" (as defined in Section 3(2) of ERISA) or an "employee welfare plan" (as defined in Section 3(1) of ERISA). No Plan is a "defined benefit plan" (as defined in
Section 414 of the Code) or a "multiemployer plan" (as defined in Section 3(37) of ERISA). No Plan is subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA.

     (b) The Company is not subject to any actual or contingent liability under Title IV of ERISA, Section 302 of ERISA, Section 412 or 4971 of the Code or any similar provision of foreign law or regulation, whether in respect of any employer benefit plan maintained by the Company or by any other employer or person or otherwise.

     (c) For purposes of this Section 3.09, "Seller Group Plan" means each "employee pension benefit plan" (within the meaning of section 3(2) of ERISA) subject to Title IV of ERISA (i) that is maintained, sponsored or contributed to (or has been maintained, sponsored or contributed to within the last 6 years) by the Company or by any other person or entity that is considered a single employer with the Company for purposes of Title IV of ERISA or section 414 of the Code (together with the Company, the "Seller Group") or (ii) with respect to which any member of Seller Group may incur any liability under Title IV of ERISA. No Seller Group Plan is a "multiemployer plan" within the meaning of
Section 3(37) of ERISA.

     With respect to each Seller Group Plan:

                  (i) no such plan has been terminated so as to result, directly or indirectly, in any liability, contingent or otherwise, of any member of the Seller Group under Title IV of ERISA;

                  (ii) no proceeding has been initiated by any person (including the Pension Benefit Guaranty Corporation ("PBGC")) to terminate any such plan or to appoint a trustee for any such plan;

                  (iii) no condition or event currently exists or currently is expected to occur that could result, directly or indirectly, in any liability of any member of the Seller Group under Title IV of ERISA, whether to the PBGC or otherwise, on account of the termination of any such plan;

                  (iv) if any such plan were to be terminated as of the Effective Time, no member of the Seller Group would incur, directly or indirectly, any liability under Title IV of ERISA;

                  (v) no "reportable event" (as defined in section 4043 of ERISA) has occurred with respect to any such plan;

                  (vi) no such plan which is subject to section 302 of ERISA or section 412 of the Code has incurred any "accumulated funding deficiency" (as defined in section 302 of ERISA and section 412 of the Code, respectively), whether or not waived; and

                  (vii) the transactions contemplated hereby will not result in any event described in section 4062(e) of ERISA.

     (d) No event has occurred, and no circumstance exists, in connection with which either the Company or any Plan, directly or indirectly, could be subject to any material liability under ERISA, the Code or any other law, regulation or governmental order applicable to any Plan, including Section 406, 409, 502(i), 502(1) or 4069 of ERISA, or Part 6 of Title I of ERISA, or Section 4971, 4972, 4975, 4976, 4977 or 4980B of the Code, or under any agreement, instrument, statute, rule of law or regulation pursuant to or under which the Company has agreed to indemnify or is required to indemnify any person against liability incurred under, or for a violation or failure to satisfy the requirements of, any such statute, regulation or order.

     (e) With respect to each Plan, (i) all material payments due from the Company to date have been timely made and all material amounts properly accrued to date or as of the Effective Time as liabilities of the Company which have not been paid have been and will be properly recorded on the books of the Company;
(ii) each such Plan which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and intended to qualify under Section 401 of the Code has received a favorable determination letter from the Internal Revenue Service with respect to such qualification, its related trust has been determined to be exempt from taxation under Section 501(a) of the Code, and, to the knowledge of the Company, nothing has occurred since the date of such letter that has or is likely to, and the consummation of the transactions contemplated hereby will not, adversely affect such qualification or exemption; (iii) there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened with respect to such Plan or against the assets of such Plan and (iv) the Company has complied with, and such Plan conforms in form and operation to, all applicable laws and regulations, including ERISA and the Code, in all material respects.

     (f) No deduction for federal income tax purposes has been or is expected by the Company to be disallowed for remuneration paid by the Company by reason of
Section 162(m) of the Code.

     (g) No Plan is under audit or is the subject of an investigation by the Internal Revenue Service, the U.S. Department of Labor, the PBGC or any other federal or state governmental agency.

     (h) To the Company's knowledge, the transactions contemplated by this Agreement will not result in the payment or series of payments by the Company to any person of an "excess parachute payment" within the meaning of Section 280G of the Code, or any other payment which is not deductible for federal income tax purposes under the Code, whether or not such payment is considered to be reasonable compensation for services rendered.

     (i) The consummation of the transactions contemplated by this Agreement (alone or together with any other event) will not (i) entitle any person to any benefit under any Plan or (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation or other benefit due to any person under any Plan.

     (j) Except as disclosed in the financial statements referred to in Section 3.05(b) above, the Company does not have any material liability with respect to an obligation to provide benefits, including death or medical benefits (whether or not insured) with respect to any person beyond their retirement or other termination of service other than (i) coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code or state law, (ii) retirement or death benefits under any employee pension plan, (iii) disability benefits under any employee welfare plan that have been fully provided for by insurance or otherwise, (iv) deferred compensation benefits accrued as liabilities on the books of the Company, or (v) benefits in the nature of severance pay.

     (k) The Company has delivered to the Parent and the Sub, with respect to each Plan for which the following exists:

                  (i) a copy of the two most recent Forms 5500 with respect to each Plan;

                  (ii) a copy of the Summary Plan Description, together with each Summary of Material Modifications, required under ERISA with respect to such Plan in the past two years, all material employee communications relating to such Plan, and, unless the Plan is embodied entirely in an insurance policy to which the Company is a party, a true and complete copy of such Plan;

                  (iii) if the Plan is funded through a trust or any third party funding vehicle (other than an insurance policy), a copy of the trust or other funding agreement attached to Section 3.09(k)(iii) of the Company Disclosure Letter; and

                  (iv) the most recent determination letter received from the Internal Revenue Service with respect to each Plan that is intended to be a "qualified plan" under Section 401 of the Code.

     (l) With respect to each Plan for which financial statements are required by ERISA, there has been no material adverse change in the financial status of such Plan since the date of the most recent such statements provided to the Parent and the Sub.

     (m) With respect to each Plan that is funded wholly or partially through an insurance policy, all material amounts of the premiums required to have been paid to date under the insurance policy have been paid, all material amounts of the premiums required to be paid under the insurance policy through the Effective Time will have been paid on or before the Effective Time and, as of the Effective Time, there will be no material liability of the Company under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Effective Time.

     (n) The Company does not have any announced plan or legally binding commitment to create any additional Plans or to amend or modify any existing Plan, other than amendments required by law or those that would not materially increase costs under any such Plan.

     (o) To the knowledge of the Company, the Company has not violated any statute, law, ordinance, rule or regulation, or any order, ruling, decree, judgment or arbitration award of any court, arbitrator or any federal, state, local or foreign government agency regarding the terms and conditions of employment of employees, former employees or prospective employees or other labor related matters, including laws, rules, regulations, orders, rulings, decrees, judgments and awards relating to wages, hours, civil rights, discrimination, fair labor standards and occupational health and safety, workers' compensation, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees which, taken alone or together with any other such violation or violations, could reasonably be expected to have a Material Adverse Effect and has timely prepared and filed all appropriate forms (including Immigration & Naturalization Service Form I-9) required by any relevant federal, state, local or foreign authority.

     SECTION 3.10 Litigation. Except as expressly disclosed in Section 3.10 of the Company Disclosure Letter or in the SEC Reports, there are no claims, suits, actions, proceedings or investigations pending or, to the knowledge of the Company, threatened against or relating to the Company that involve a claim against the Company in excess of $25,000 or that, individually or in the aggregate, could be reasonably expected to have a Material Adverse Effect or that in any manner challenge or seek to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby. The Company is not subject to any outstanding orders, writs, injunctions or decrees that have had or could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

     SECTION 3.11 Tax Matters.

     (a) The Company has timely filed (taking into account all available extensions) all Tax Returns concerning Taxes (or such Tax Returns have been filed on behalf of the Company) required to be filed by applicable law and have paid all amounts due in respect of Taxes (whether or not actually shown on such Tax Returns); all such Tax Returns are true, correct and complete in all material respects and accurately set forth all items to the extent required to be reflected or included in such Tax Returns by applicable federal, state, local or foreign Tax laws, regulations or rules.

     (b) As of the date hereof, the Company has not executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any material Taxes or Tax Returns; and the period during which any assessment against the Company may be made by the Internal Revenue Service (the "IRS") or other appropriate authority has expired without waiver or extension of any such period for each such authority.

     (c) No claim has ever been made by any authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

     (d) As of the date hereof, there are no liens with respect to any material Taxes upon any of the assets and properties of the Company.

     (e) The Company has paid in full or set up reserves in accordance with generally accepted accounting principles in respect of all Taxes for the periods covered by such Tax Returns, as well as all other Taxes, penalties, interest, fines, deficiencies, assessments and governmental charges that have become due or payable (including all Taxes that the Company is obligated to withhold from amounts paid or payable to or benefits conferred upon employees, creditors and third parties). As of the date hereof, there is no proposed liability for any material Tax to be imposed upon the Company for the year ended December 31, 1998 and all prior years for which there is not an adequate reserve.

     (f) Adequate provisions in accordance with generally accepted accounting principles consistently applied to the have been made in the audited consolidated financial statements included in the SEC Reports for the payment of all Taxes for which the Company may be liable for the periods covered thereby that were not yet due and payable as of the dates thereof, regardless of whether the liability for such Taxes is disputed.

     (g) The transactions contemplated by this Agreement will not result in the payment or series of payments by the Company to any person of an "excess parachute payment" within the meaning of Section 280G of the Code or any other payment which is not deductible for federal income tax purposes under the Code.

     (h) There is no contract, agreement or intercompany account system in existence under which the Company has, or may at any time in the future have, an obligation to contribute to the payment of any portion of a Tax (or pay any amount calculated with reference to any portion of a Tax) of any group of corporations of which the Company is or was a part.

     (i) Set forth in Section 3.11(c) of the Company Disclosure Letter is a complete list of income and other Tax Returns filed by the Company pursuant to the laws or regulations of any federal, state, local or foreign Tax authority that have been examined or audited by the IRS or other appropriate authority during the preceding three years, and a list of all adjustments resulting from each such examination or audit. Except as set forth in Section 3.11(c) of the Company Disclosure Letter, no such examination or audit is in progress. All deficiencies proposed as a result of such examinations or audits have been paid or finally settled and no issue has been raised in any such examination or audit that, by application of similar principles, reasonably can be expected to result in the assertion of a deficiency for any other year not so examined or audited. Except for Taxes payable with Tax Returns not yet due and filed, there are no reasonable grounds for any further Tax liability, beyond amounts accrued with respect to the years that have not been examined or audited.

     (j) The Company is not a United States Real Property Holding Corporation (a "USRPHC") within the meaning of Section 897 of the code and was not a USRPHC on any "determination date" (as defined in ss.1.897-2(c) of the United States Treasury Regulations promulgated under the Code (the "Treasury Regulations")) that occurred in the five-year period preceding the Closing.

     (k) The Company has not executed any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of state or local law.

     (l) The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code section 6662.

     (m) The Company has not filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by the Company.

     (n) None of the assets owned by the Company is property that is required to be treated as owned by any other person pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, as in effect immediately prior to the enactment of the Tax Reform Act of 1986 or is "tax-exempt use property" within the meaning of Section 168(h) of the Code.

     (o) The Company has not agreed nor is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state or local law by reason of a change in accounting method initiated by it or any other relevant party and the Company does not have any knowledge that the IRS has proposed any such adjustment or change in accounting method, nor has any application pending with any governmental or regulatory authority requesting permission for any changes in accounting methods that relate to the business or assets of the Company.

     (p) The Company has not filed an election under Rev. Proc. 91-11, 1991-1 C.B. 470, as modified by Rev. Proc. 91-39, 1991-2 C.B. 694, Treas. Reg. ss. 1.1502-20(g) or Rev. Proc. 95-39, 1995-2 C.B. 399.

     (q) The Company has made available to the Parent and the Sub complete and accurate copies of the portions applicable to the Company of all income and franchise Tax returns, and any amendments thereto, filed by or on behalf of the Company or any member of a group of corporations including the Company for the taxable years ending 1991 through 1998.

     (r) The Company has maintained the books and records required to be maintained pursuant to Section 6001 of the Code and the rules and regulations thereunder, and comparable laws, rules and regulations of the countries, states, counties, provinces, localities and other political divisions wherein it is required to file returns and reports relating to Taxes.

     SECTION 3.12 Compliance with Law.

     (a) Except as set forth in Section 3.12 (a) of the Company Disclosure Letter, the Company is not in conflict with, in default with respect to or in violation of, (i) any statute, law, ordinance, rule, regulation, order, judgment or decree material to the Company or by which any property or asset of the Company is bound or affected (including the Safe Drinking Water Act, the Federal Food, Drug and Cosmetic Act, as amended, and other statutes, rules and regulations administered by the United States Federal Food and Drug Administration), or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which any property or asset of the Company is bound or affected. The Company has all permits, licenses, authorizations, consents, approvals and franchises from governmental agencies required to conduct their businesses as currently conducted, including any permit regulating the conduct of the business of the Company, or any applicable building, zoning, water use, water distribution, environmental control or similar law (the "Company Permits"), except for such permits, licenses, authorizations, consents, approvals and franchises the absence of which have not had and could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is in compliance with the terms of the Company Permits, except for failures so to comply that have not had and could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Without limiting any other provision herein, the Company has timely filed with the relevant federal, state, local or foreign governmental authorities or agencies thereof all forms, reports and documents required to be filed by them pursuant to all relevant laws, rules and regulations since December 31, 1994, except for failures to file that have not had and could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

     (b) To the knowledge of the Company, the Company does not have any continuing liability resulting from (A) any citations, notices of violations, written complaints, consent orders (or amendments to or modifications of such orders), compliance schedules or other similar enforcement orders received from any governmental authority or agency thereof since December 31, 1994, or (B) any notice, including inspection reports, received from any governmental authority or agency thereof since December 31, 1994, which in any case would indicate that the Company was not then or is not currently in compliance with all applicable statutes, laws, ordinances, rules and regulations. Except as disclosed in
Section 3.12(b) of the Company Disclosure Letter, the Company has not received any notice from any governmental authority or agency to the effect that (i) diversion or extraction of water pursuant to any Company Water Right (as hereinafter defined) must be, will be, or could be, curtailed or discontinued,
(ii) injury to other vested water rights or habitats has been alleged or caused by the diversion or extraction of water pursuant to any Company Water Right, or
(iii) additional actions must be taken by the Company in order to allow continued diversion or extraction of water pursuant to any Company Water Right in the future, and no action of the type specified above is pending or threatened. For the purposes of this Agreement, "Company Water Rights" means all water, water rights, wells and well rights together with any appurtenances and any improvements related thereto, including any rights established by third parties by virtue of conduct or agreement, owned by or leased to the Company.

     SECTION 3.13 Environmental Matters.

     (a) Except as set forth in Section 3.13(a) of the Company Disclosure
Letter:

          (i) the Company has been at all times and is in material compliance with all applicable Environmental Laws (as hereinafter defined) (including compliance with standards, schedules and timetables therein);

          (ii) the Company has obtained all permits, licenses, consents, approvals, waivers, variances and other authorizations ("Authorizations") that are required by and material to the operation of its business, property and assets under the Environmental Laws and all such Authorizations are in full force and effect, and the Company is in material compliance with all terms and conditions of such Authorizations;

          (iii) the Company has filed as required all applications, notices and other documents necessary to effect the timely renewal or issuance of all Authorizations necessary for each facility of the Company under any Environmental Law to continue to conduct the business and operations of the Company in the manner now conducted;

          (iv) there are no past or present events, conditions, activities, practices, incidents, actions, plans or pending changes in any Environmental Law or Authorization that are likely to interfere materially with or otherwise materially and adversely affect the continued operation of the facilities or the business of the Company in the manner now conducted, to interfere materially with compliance or continued compliance of the facilities of the Company with any Environmental Law or Authorization, or to give rise to any material liability under Environmental Laws;

          (v) no real property or facility currently or formerly owned, used, operated, leased or managed by the Company or any predecessor in interest is listed or proposed for listing on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System ("CERCLIS"), both promulgated under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or on any comparable foreign, state or local list established pursuant to any Environmental Law;

          (vi) neither the Company nor, to the best of its knowledge, any predecessor in interest has received any written notification of potential or actual liability or request for information under CERCLA or any comparable foreign, state or local law;

          (vii) there is no civil, criminal or administrative action, suit, demand, hearing, notice of violation or deficiency, investigation, proceeding, notice, demand letter, decree, judgment, complaint, agreement, claim, order or citation pending or threatened against the Company under any Environmental Law, except where such liability or action, suit, demand, hearing, notice of violation or deficiency, investigation, proceeding, demand letter, decree, judgment, complaint, agreement, order, claim and citation would not in the aggregate have a Material Adverse Effect and also would not materially and adversely affect the ability to continue to operate each facility in the manner in which it is presently operating;

          (viii) no Hazardous Material has been at any time or is on the date hereof treated, recycled, or disposed of at, in, on or under any facility or real property owned, operated, leased or managed by the Company, and the Company does not presently require or previously required interim status or a hazardous waste permit for the treatment, storage or disposal of hazardous waste pursuant to the Resource Conservation and Recovery Act, as amended, or pursuant to any comparable foreign or state hazardous waste statute or regulation; or

          (ix) the Company has not leased, operated or owned any facilities which are not identified elsewhere herein as being currently leased, operated or owned by the Company.

     (b) There exists none of the items enumerated below:

          (i) an underground storage tank or related piping on any real property or facility owned, operated, leased or managed by the Company;

          (ii) asbestos in, at, on or under any real property or facility owned, operated, leased or managed by the Company;

          (iii) polychlorinated biphenyls in, at, on or under any facility or real property owned, leased or managed by the Company;

          (iv) any Release at, on, under, from or into any facility or real property owned, operated, leased or managed by the Company; and

          (v) any Release at, on, under, from or into any facility or real property in the vicinity of any facility or real property owned, operated, leased or managed by the Company or any predecessor in interest, which Release has affected or is reasonably likely to affect said facility or real property.

     (c) The Company has given the Parent and the Sub access to all records and files in its possession, if any, at both its corporate headquarters and its facilities currently owned, operated, leased or managed by the Company, including all reports, studies, analyses, tests or monitoring results, pertaining to the existence of Hazardous Material or any other environmental concerns relating to facilities or real property owned, operated, leased or managed by the Company or any of its predecessors in interest or concerning compliance with or liability under any Environmental Laws.

     (d) Prior to the Effective Time, the Company shall have made all notifications, registrations, and filings, if any, required under and have taken all other necessary steps to comply with all Foreign, State and Local Real Property Disclosure Requirements applicable to its assets, including the use of forms provided by state or local agencies, where such forms exist, to or with the state or local agency; provided, however, that where notification, registration, or filing was made to a foreign, state or local agency, a copy of such notification, registration, or filing shall be provided to the Sub prior to the Effective Time.

     (e) For purposes of this Agreement, "Environmental Law" means any law, statute, ordinance, code, rule, regulation, standard, requirement, order, writ, injunction, decree, demand, judgment, ruling, decision, determination, policy, guidance document, award or binding agreement, issued or entered into by any governmental, judicial, legislative, executive, administrative or regulatory authority of the United States or of any state, local or foreign government, relating to: (i) pollution, contamination, cleanup, preservation, protection or reclamation of the environment (including any ambient, workplace or indoor air, surface water, drinking water, groundwater, land surface, subsurface strata, river sediment, plant or animal life, natural resources, workplace and real property and the physical buildings, structures, improvement and fixtures thereon); (ii) health or safety, including the exposure of employees and other persons to any Hazardous Material; (iii) any Release or threatened Release, including investigation, study, assessment, testing, monitoring, containment, removal, remediation, cleanup and abatement of such Release or threatened Release; (iv) the management of any Hazardous Material, including the manufacture, generation, formulation, processing, labeling, distribution, introduction into commerce, registration, use, treatment, handling, storage, disposal, transportation, re-use, recycling or reclamation of any Hazardous Material; and (v) the physical structure or condition, or appropriate use of a building, facility, fixture or other structure.

     (f) For purposes of this Agreement, "Hazardous Material" means any pollutant, contaminant, constituent, chemical, mixture, raw material, intermediate, product or by-product, petroleum or any fraction thereof, asbestos or asbestos-containing-material, polychlorinated biphenyls, urea formaldehyde foam insulation, or industrial, solid, toxic, radioactive, infectious, disease-causing or hazardous substance, material, waste or agent, including all substances, materials, products or wastes which are identified or regulated under any Environmental Law.

     (g) For purposes of this Agreement, "Release" means any spill, discharge, leak, emission, injection, escape, dumping, leaching, dispersal, emanation, migration or release of any kind whatsoever of any Hazardous Substance or noxious noise or odor, at, in, on, into or onto the environment, including the movement of any Hazardous Substance through or in the environment, the abandonment or discard of barrels, containers, tanks or other receptacles containing or previously containing any Hazardous Substance, or any release, emission or discharge as those terms are defined in any Environmental Law.

     (h) For the purposes of this Agreement, "Foreign, State and Local Real Property Disclosure Requirements" means any foreign, state and local laws requiring notification of the buyer of real property, or notification, registration, or filing with any state or local agency, prior to the sale of any real property or transfer of control of an establishment, of the actual or threatened presence or release into the environment, or the use, disposal, or handling of Hazardous Materials on, at, under, or near the real property to be sold or the establishment for which control is to be transferred.

     SECTION 3.14 Intellectual Property.

     (a) Section 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Intellectual Property (as hereinafter defined) (other than that Intellectual Property included in clauses (vi) and (vii) of Section 3.14(d)) owned or held by the Company (or otherwise used in the business of the Company) on the date hereof and identifies all license agreements in effect on the date hereof pursuant to which any such Intellectual Property is licensed to or by the Company, in each case, which have been, are, or may in the foreseeable future be, material to the Company taken as a whole.

     (b) Except as otherwise indicated in the license agreements referred to in the immediately preceding paragraph (a), (i) the Company at the Effective Time will be the sole and exclusive owner or holder of such Intellectual Property free and clear of any royalty or other payment obligation, lien or charge, (ii) the Intellectual Property is fully assignable, without conditions, limitations or restrictions of any kind, (iii) there are no agreements which restrict or limit the use by the Company of the Intellectual Property and (iv) record title to all Intellectual Property owned or held by the Company or otherwise used in the business of the Company is registered (or a registration application for which has been submitted) in the name of the Company in the respective patent, trademark and copyright offices of countries indicated in Section 3.14(a) of the Company Disclosure Letter.

     (c) To the knowledge of the Company, (v) such Intellectual Property is valid and enforceable, (w) such Intellectual Property does not infringe on any patents, trademarks, copyrights or any other intellectual property or proprietary rights of any person or entity in any country, (x) all use by and disclosure of the Intellectual Property to any other person has been pursuant to the terms of a written agreement with such person and all use by the Company of Intellectual Property that is owned by another person has been pursuant to the terms of a written agreement with such person or is otherwise lawful, (y) all maintenance taxes, annuities and renewal fees have been paid and all other necessary actions to maintain such Intellectual Property have been taken through the date hereof and will continue to be paid or taken by the Company through the Effective Time and (z) there exists no impediment which would impair the Company's rights to conduct its business after the Effective Time pursuant to such Intellectual Property.

     (d) The Company has taken all reasonable and appropriate steps to protect the Intellectual Property and, where applicable, to preserve the confidentiality of the Intellectual Property.

     (e) during the two-year period immediately preceding the date of this Agreement, the Company has not received any written notice of claim that any of such Intellectual Property has expired, is not valid or enforceable in any country or that it infringes upon or conflicts with any patent, trademark, service mark, copyright or trade name of any third party, and, to the knowledge of the Company, no such claims or controversies, whenever filed or threatened, currently exist;

     (f) during the two-year period immediately preceding the date of this Agreement, the Company has not given any notice of infringement to any third party with respect to any of such Intellectual Property or has become aware of facts or circumstances evidencing the infringement by any third party of any of such Intellectual Property, and, to the knowledge of the Company, no claim or controversy with respect as any such alleged infringement currently exists; and

     (g) certificates of registration and renewal, letter patents and copyright registration certificates and all other instruments evidencing ownership of such Intellectual Property are in the possession of the Company.

     (h) The term "Intellectual Property" shall mean:

          (i) all trademarks, service marks, trademark registrations, service mark registrations, trade names and applications for registration of trademarks and service marks;

          (ii) all licenses which create rights in or to the trademark, service mark or trade name properties described in clause (i) above;

          (iii) all copyrights, copyright registrations and applications for registration of copyrights;

          (iv) all renewals, modifications and extensions of any items referred to in clauses (i) through (iii) above;

          (v) all patents, design patents and utility patents, all applications for grant of any such patents pending as of the date hereof or as of the Effective Date or filed within five years prior to the date hereof, and all reissues, divisions, continuations-in-part and extensions thereof;

          (vi) all technical documentation, trade secrets, designs, inventions, processes, rights in plant varieties, formulae, know-how, operating manuals and guides, plans, new product development, technical and marketing surveys, material specifications, product specifications, invention records, research records, labor routings, inspection processes, equipment lists, engineering reports and drawing, architectural or engineering plans, know-how agreements and other know-how;

          (vii) all marketing and licensing records, sales literature, customer lists, trade lists, sales forces and distributor networks lists, advertising and promotional materials, service and parts records, warranty records, maintenance records and similar records;

          (viii) all rights arising under, and rights to develop, use and sell under, any of the foregoing and all licenses with respect thereto; and

          (ix) all rights and incidents of interest in and to all noncompetition or confidentiality agreements.

     SECTION 3.15  Real Property; Personal Property.

     (a) Section 3.15(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all of the real property owned in fee by the Company (the "Owned Property"). Except as set forth in Section 3.15(a) of the Company Disclosure Letter, the Company has good and marketable title to each parcel of Owned Property free and clear of all mortgages, pledges, liens, encumbrances and security interests, except (i) those reflected or reserved against in the balance sheet of the Company as of December 31, 1998 and included in the SEC Reports, (ii) Taxes and general and special assessments not in default and payable without penalty and interest, and (iii) other liens, mortgages, pledges, encumbrances and security interests which do not materially interfere with the Company's use of such Owned Property or materially detract from or diminish the value thereof.

     (b) Section 3.15(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all written leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy any real property (the "Real Property Leases" and, the property governed by such Real Property Leases, together with the Owned Property, is referred to herein as the "Real Property"). The Company has heretofore delivered to the Parent and the Sub true, correct and complete copies of all Real Property Leases (including all written modifications, amendments, supplements, waivers and side letters thereto). Each Real Property Lease is valid, binding and in full force and effect, all rent and other sums and charges payable by the Company as tenant thereunder are current, and no termination event or condition or uncured default of a material nature on the part of the Company exists under any Real Property Lease. The Company has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all mortgages, pledges, liens, encumbrances and security interests, except (i) those reflected or reserved against in the balance sheet of the Company as of December 31, 1998 and included in the SEC Reports, (ii) Taxes and general and special assessments not in default and payable without penalty and interest; and (iii) other liens, mortgages, pledges, encumbrances and security interests which do not materially interfere with the Company's use of such Real Property or materially detract from or diminish the value thereof.

     (c) Except as disclosed in Section 3.15(c) of the Company Disclosure Letter, the buildings and improvements on the Real Property (including all fixtures, roofs, plumbing systems, HVAC systems, fire protection systems, electrical systems, machinery, equipment, elevators and all structural components) are in all material respects in good operating condition and in a state of good and working maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used.

     (d) To the knowledge of the Company, no part of any of the Real Property is subject to any building or use restriction that would materially restrict or prevent the present use and operation of such Real Property.

      (e) All of the Real Property has rights of access to dedicated public ways (and makes no material use of any means of access or egress that is not pursuant to such dedicated public ways or recorded, irrevocable rights-of-way) and is served by water, sewer, telephone, electric, gas and other public utilities necessary or desirable for the current use thereof which utilities are available to such Real Property through a public right-of-way. There are no pending or proposed special or other assessments for public improvements on the Real Property.

     (f) To the knowledge of the Company, there is no pending or threatened proceeding or governmental action to modify the zoning classification of, or to condemn or take by power of eminent domain (or any purchase in lieu thereof), or to classify as a landmark, all or any material part of the Real Property.

     (g) The Company is in possession of and has good title to, or has valid leasehold interests in or valid rights under contract to use, all material tangible personal property used in the business of the Company. All such tangible personal property is owned by the Company free and clear of all liens other than those which do not materially interfere with the current use of such property or that are expressly discussed in the notes to the financial statements included in the SEC Reports or in Section 3.15(g) of the Company Disclosure Letter, or is leased under a valid and subsisting lease, and in any case, is in all material respects in good working order and condition, ordinary wear and tear excepted.

     SECTION 3.16 Insurance. Set forth in Section 3.16 of the Company Disclosure Letter is a list of all insurance policies (including information on the premiums payable in connection therewith) maintained by the Company. Such policies have been issued by insurers, which, to the Company's knowledge, are reputable and financially sound and provide coverage for the operations conducted by the Company of a scope and coverage consistent with customary industry practice. All such insurance policies are in full force and effect and the Company is not in material default thereunder. The Company has previously provided the Parent and the Sub with copies of such policies and of outstanding claims thereunder. All claims thereunder have been filed in a due and timely fashion. During the past three years, the Company has not been notified in writing of a refusal of any material insurance coverage relating to products liability (including renewals of any such products liability coverage) by any insurance carrier to which it has applied for insurance.

     SECTION 3.17 Material Contracts. Except as disclosed in Section 3.17 of the Company Disclosure Letter, the Company has filed as exhibits to the SEC Reports all Material Contracts (as hereinafter defined), and made available to the Parent and the Sub, true, correct and complete copies of all written Material Contracts. For purposes of this Agreement, the term "Material Contracts" means all contracts, agreements, commitments, arrangements, leases (including with respect to personal property), policies, and other instruments to which the Company is a party or by which the Company or any of its respective assets or properties is bound which (a) involves or could involve aggregate payments of more than $25,000, or (b) is or could reasonably be expected to be material to the Company taken as a whole. Except as described in Section 3.17 of the Company Disclosure Letter, the Company neither is, nor has received any notice or has any knowledge that any other party is, in default in any material respect under any Material Contract, and, to the knowledge of the Company, there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default. No party to any of the Material Contracts has made any claims against, or sought indemnification from, the Company as to any matter arising under or with respect to any Material Contract, and neither the Company nor any of its respective directors or officers has been advised of any alleged basis for any such claims. No valid claim against the Company exists for payment of any "topping", "profit-participation", "termination", "break-up" or "bust-up" fee or any similar compensation or payment arrangement as a result of or in connection with the transactions contemplated hereby.

     SECTION 3.18 Related Party Transactions. Except as set forth in the SEC Reports or in Section 3.18 of the Company Disclosure Letter, no director, officer, partner, employee, "affiliate" or "associate" (as such terms are defined in Rule 12b-2 under the Exchange Act) of the Company (i) has borrowed any monies from or has outstanding any indebtedness or other similar obligations to the Company; (ii) owns any direct or indirect interest of any kind in, or is a director, officer, employee, partner, affiliate or associate of, or consultant or lender to, or borrower from, or has the right to participate in the management, operations or profits of, any person or entity which is (x) a competitor, supplier, customer, distributor, lessor, tenant, creditor or debtor of the Company, (y) engaged in a business related to the business of the Company or (z) participating in any transaction to which the Company is a party; or
(iii) otherwise is or has been a party to any contract, arrangement, understanding or transaction with the Company. Except as set forth in Section
3.18 of the Company Disclosure Letter, each of such agreements, obligations and arrangements shall have been paid in full or, in the case of executory obligations, terminated prior to the Effective Time.

     SECTION 3.19 Liens. Except as set forth in Section 3.19 of the Company Disclosure Letter or as disclosed in the SEC Reports or pursuant to Sections
3.14 and 3.15 and other than liens, mortgages, security interests, pledges and encumbrances which do not materially interfere with the Company's use of its property or assets or materially diminish or detract from the value thereof, the Company has not granted, created or suffered to exist with respect to any of its assets, any mortgage, pledge, charge, hypothecation, collateral, assignment, lien (statutory or otherwise), encumbrance or security agreement of any kind or nature whatsoever.

     SECTION 3.20 State Takeover Statute Inapplicable. As of the date hereof and at all times on or prior to the Effective Time, Article 13.03 of the TBCA shall be inapplicable to the transactions contemplated by this Agreement, the Stock Option Agreement and the Purchase Agreements.

     SECTION 3.21 Required Vote of Company Stockholders. The only vote of the stockholders of the Company required to adopt the plan of merger (within the meaning of Article 5.03 of the TBCA) contained in this Agreement and approve the Merger is the affirmative vote of the holders of not less than two-thirds of the outstanding Shares. No other vote of the stockholders of the Company is required by law, the Articles of Incorporation or Bylaws of the Company as currently in effect or otherwise to adopt such plan of merger contained in this Agreement and approve the Merger.

     SECTION 3.22 Employee Relations . (a) Since December 31, 1994 there has not occurred or, to the knowledge of the Company, been threatened any strikes, slow downs, picketing, work stoppages, concerted refusals to work overtime or other similar labor activities by employees of the Company. No grievance, unfair labor practice charge or complaint or arbitration proceeding arising out of or under any collective bargaining agreement to which the Company is a party is pending, and, to the knowledge of the Company, no such grievance or proceeding is threatened, except for grievances and proceedings which, individually and in the aggregate, are not reasonably likely to have a Material Adverse Effect.

     (b) The employees of the Company are not represented by any labor union or other labor representative and there are no collective bargaining agreements or other arrangements in effect with respect to such employees and, to the knowledge of the Company, there are no other Persons attempting to represent or organize or purporting to represent any employees employed by the Company.

     (c) There are no complaints, charges or claims against the Company or, to the knowledge of the Company, threatened, based on, arising out of, in connection with or otherwise relating to the employment (or termination of employment) by the Company of any individual, including individuals classified as independent contractors or "leased employees" (within the meaning of section 414(n) of the Code), or the failure to employ any individual, including any claim relating to employment discrimination, equal pay, employee safety and health, immigration, wages and hours or workers' compensation.

     (d) The Company is not a contractor or subcontractor with obligations under any federal, state, local or foreign government contracts.

     SECTION 3.23 Customers and Suppliers. The information set forth in Section
3.23 of the Company Disclosure Letter fairly and accurately presents the information described therein relating to the customer base and the top suppliers of the Company. There are no disputes, claims or other actions or proceedings between the Company, on the one hand, and any customer or any supplier of the Company, on the other hand, other than those occurring in the ordinary course of business in amounts consistent with past practice. As of the date of this Agreement, the Company has not received any notice or other communication (in writing or otherwise), or any other information, indicating that (i) any supplier identified in Section 3.23 of the Company Disclosure Letter will cease dealing with the Company or may otherwise materially reduce the volume of business transacted by such supplier with the Company below historical levels, or (ii) the consummation of the transactions contemplated hereby will adversely affect the relationships of the Company with any of its customers or suppliers.

     SECTION 3.24 Inventory and Accounts Receivable. All inventory of the Company reflected on the balance sheet of the company as of December 31, 1998 (included in the SEC Reports) (the "Inventories") consists of a quality and quantity usable or salable in the ordinary course of business. All accounts receivable of the Company that are reflected on each such balance sheet (the "Accounts Receivable") represent valid obligations arising from sales actually made or services performed in the ordinary course of business. To the knowledge of the Company, the Accounts Receivable are current and collectible net of the applicable reserves reflected on each such balance sheet (which reserves are adequate and calculated consistent with past practice), in accordance with the Company's collection practices. As of three (3) Business Days prior to the date hereof, the Inventories and Accounts Receivable (net of the applicable reserves) are $55,449.32 and $685,603.31, respectively.

     SECTION 3.25 Debt. Except as set forth in Section 3.25 of the Company Disclosure Letter, the aggregate amount of the Company's outstanding Debt does not exceed $2,442,000 as of the date hereof. For purposes of this Agreement, "Debt" means without duplication, (i) obligations for borrowed money, (ii) obligations evidenced by bonds, debentures, notes or other similar instruments,
(iii) obligations to pay the deferred purchase price of property or services (excluding accounts payable), (iv) obligations as lessee under capital leases,
(v) an amount equal to the aggregate amount of all Debt secured by a lien, mortgage, pledge, charge, security interest or encumbrance of any kind on any asset of the Company, whether or not such Debt is assumed by the Company, (vi) an amount equal to the aggregate amount of all Debt of others Guaranteed by (as defined below) the Company and (vii) all non-contingent reimbursement or contribution obligations with respect to letters of credit or Guaranties directly or indirectly providing for or ensuring the payment of any Debt. For this purpose, a person shall be deemed to own subject to a lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capitalized lease or other title retention agreement relating to such asset. For the purposes of this Agreement, "Guaranty" of means any obligation, contingent or otherwise (i) to pay any liability (absolute accrued, asserted or unasserted, contingent or otherwise) or to otherwise protect, or having the practical effect of protecting, the holder of any such liability against loss (whether such obligation arises by virtue of being a partner of a partnership or participant in a joint venture or by agreement to pay, to keep well, to purchase assets, goods, securities or services or to take or pay, or otherwise) or (ii) incurred in connection with the issuance by a third party of a guaranty of any liability of any other person (whether such obligation arises by agreement to reimburse or indemnify such third party or otherwise.) The term "Guarantee," used as a verb, has a correlative meaning.

     SECTION 3.26 Insolvency Proceedings. No attachments, executions, assignments for the benefit of creditors, receiverships, conservatorships or voluntary or involuntary proceedings in bankruptcy or actions pursuant to any other debtor relief laws or actions by any state or federal regulatory authority are pending against the Company.

     SECTION 3.27 Net Sales and Total Assets. (i) The annual net sales of the Company, as stated on the last regularly prepared annual statement of income and expense of the Company, are less than $10,000,000, and (ii) the total assets (net of accumulated depreciation) of the Company, as stated on the last regularly prepared balance sheet of the Company, are less than $10,000,000.

     SECTION 3.28  No Subsidiaries.  The Company has no subsidiaries.

     SECTION 3.29 Litigation Trust Documents. Attached hereto as Exhibit B is a true and correct copy of the Litigation Trust Agreement dated as of March 31, 1999 between the Company and the Trustees (as defined therein) (the "Litigation Trust Agreement"); and attached hereto as Exhibit C is a true and correct copy of the Assignment dated as of March 31, 1999 by the Company and the Trustees (the "Assignment"). The Litigation Trust Agreement and the Trust created thereby and the Assignment remain in full force and effect, and Litigation Trust Agreement is the only agreement between the Company and the Trustees relating to the LiquiBox Lawsuit (as defined in the Litigation Trust Agreement).

                                   ARTICLE IV

                               REPRESENTATIONS AND
                      WARRANTIES OF THE PARENT AND THE SUB

     The Parent and the Sub represent and warrant to the Company as follows:

     SECTION 4.01 Organization and Qualification. Each of the Parent and the Sub is a duly organized and validly existing corporation in good standing under the laws of the state of its incorporation with all requisite corporate power and authority to own its properties and conduct its business as currently conducted. All of the issued and outstanding capital stock of the Sub is owned directly by the Parent.

     SECTION 4.02 Authority Relative to this Agreement. Each of the Parent and the Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate proceedings on the part of the Parent and the Sub. No vote of the Parent's shareholders is required to approve this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of the Parent and the Sub and this Agreement constitutes a legal, valid and binding agreement of each of the Parent and the Sub, enforceable against each of the Parent and the Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and general principles of equity (whether considered in a proceeding in equity or at law).

     SECTION 4.03 Information Statement. None of the information supplied or to be supplied in writing by or on behalf of the Parent, the Sub or any affiliate of the Parent or the Sub specifically for inclusion in the Information Statement or any other schedule or document required to be filed by the Company in connection with the Merger will, at the time the Information Statement is first mailed and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     SECTION 4.04 Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by each of the Parent or the Sub nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Articles of Incorporation or Bylaws (or other similar governing documents) of the Parent or the Sub; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except
(A) as may be required under, the Exchange Act, the TBCA, the "takeover" or "blue sky" laws of various states, or (B) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not, individually or in the aggregate, have a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby; (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement, contract or other instrument or obligation to which the Parent or the Sub is a party or by which any of their respective assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) which would not, individually or in the aggregate, have a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby; (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Parent or the Sub or any of their respective assets, except for violations which would not, individually or in the aggregate, have a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby.

     Section 4.05 Interim Operation of the Sub. The Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted and will conduct its operations only as contemplated hereby.

     Section 4.06 Financing. The Parent has sufficient funds available to pay the Merger Consideration with respect to all outstanding Shares and Options and to pay all fees and expenses related to the transactions contemplated by this Agreement.

                                    ARTICLE V

                                    COVENANTS

     SECTION 5.01 Conduct of Business of the Company. (a) Except as expressly contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company will conduct its operations according to its ordinary and usual course of business consistent with past practice, and the Company will use its best efforts to preserve intact its business organization, to keep available the services of its current officers and employees and to preserve the goodwill of and maintain satisfactory relationships with those persons and entities having business relationships with the Company, and the Company will promptly advise the Parent and the Sub in writing of any material change in the Company's condition (financial or otherwise), properties, customer or supplier relationships, assets, liabilities, business, prospects or results of operations. Without limiting the generality of the foregoing and except as otherwise expressly provided in or contemplated by this Agreement, during the period specified in the preceding sentence, without the prior written consent of the Parent, the Company will not:

              (i) other than as required pursuant to the terms of Options and Preferred Stock outstanding on the date hereof, issue, sell, grant options or rights to purchase, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge of (A) any Company Securities (including any Option), or grant or accelerate any right to convert or exchange any Company Securities, or (B) any other securities in respect of, in lieu of or in substitution for Shares outstanding on the date hereof;

              (ii) otherwise acquire or redeem, directly or indirectly, or amend any of the Company Securities;

              (iii) split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock (other than mandatory dividends on outstanding shares of Preferred Stock);

              (iv) (A) make or offer to make any acquisitions, by means of a merger or otherwise, of assets or securities, or any sale, lease, encumbrance or other disposition of assets or securities, involving the payment or receipt of consideration of, in the aggregate, $100,000 or more, except for purchases of inventory made in the ordinary course of business and consistent with past practice, or (B) enter into a material contract or amend any Material Contract, or grant any release or relinquishment of any rights under any Material Contract;

              (v) incur or assume any long-term Debt or short-term Debt except for short-term Debt incurred in the ordinary course of business consistent with past practice;

              (vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person;

              (vii) make any loans, advances or capital contributions to, or investments in, any other person;

              (viii) change any of the accounting principles or practices used by it;

              (ix) except with respect to the claim set forth in Section 5.01 of the Company Disclosure Letter, make any tax election or settle or compromise any material federal, state or local income tax liability;

              (x) propose or adopt any amendments to its Articles of Incorporation or Bylaws (or similar governing documents);

              (xi) grant any stock-related, performance or similar awards or bonuses;

              (xii) forgive any loans to employees, officers or directors or any of their respective affiliates or associates;

              (xiii) enter into any new, or amend any existing employment, severance, consulting or salary continuation agreements with any officers, directors or employees, or grant any increases in the compensation or benefits to officers, directors and employees (other than increases to persons who are not officers or directors in the ordinary course of business consistent with past practice and that, in the aggregate, do not result in a material increase in benefits or compensation expense of the Company taken as a whole);

              (xiv) make any deposits or contributions of cash or other property to or take any other action to fund or in any other way secure the payment of compensation or benefits under the Plans or agreements subject to the Plans or any other plan, agreement, contract or arrangement of the Company;

              (xv) enter into, amend, or extend any collective bargaining or other labor agreement;

              (xvi) adopt, amend or terminate any Plan or other employee benefit plan or arrangement;

              (xvii) settle or agree to settle any suit, action, claim, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby) or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation (absolute accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction of liabilities reflected or reserved against in full in the financial statements as at December 31, 1998, incurred in the ordinary course of business subsequent to December 31, 1998 or liabilities in the amount of $25,000 individually or $50,000 in the aggregate;

              (xviii) use any Company resources with respect to the Litigation Trust;

              (xix) incorporate, form or otherwise establish or create any subsidiaries of the Company; or

              (xx) agree or otherwise to take any of the foregoing actions or any action which would make any representation or warranty in this Agreement untrue or incorrect as of the date when made or as of a future date or would result in any of the conditions set forth in
         Section 6.02 not being satisfied.

     (b) The Company shall not make a general distribution of any communication to their respective employees relating to the transactions contemplated hereby, without the prior consent of the Parent which consent shall not be unreasonably withheld.

     SECTION 5.02 No Solicitation. The Company shall not, and shall not permit its respective officers, directors and employees, representatives, agents or affiliates to, directly or indirectly, encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide any non-public information to, or afford any access to the properties, books or records of the Company to, or otherwise assist or facilitate, any corporation, partnership, person or other entity or group (other than the Parent or the Sub or any affiliate of the Parent or the Sub) concerning any Acquisition Transaction (as hereinafter defined); provided, however, that nothing contained in this Section 5.02 shall prohibit the Board of Directors of the Company from furnishing information to or entering into discussions or negotiations with any person or entity that makes an unsolicited bona fide proposal to engage in an Acquisition Transaction that the Board of Directors of the Company determines in good faith, with the assistance of its independent financial advisor, represents a financially superior transaction for the stockholders of the Company when compared to the Merger if, and only to the extent that, the Board of Directors of the Company determines in good faith based on the determination of outside legal counsel that failure to take any such action would result in non-compliance by the Board of Directors of the Company with its fiduciary duties under applicable law to the stockholders of the Company; and provided, further, that nothing contained in this Section 5.02 shall prohibit the Company or its Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act. The Company will immediately notify the Parent if any such information is requested from it or any such negotiations or discussions are sought to be initiated with the Company and will immediately communicate to the Parent the terms of any proposal or inquiry and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction, including in the case of written proposals or inquiries, furnishing the Parent with a copy of such proposal or inquiry (and all amendments and supplements thereto). Subject to the first sentence of this Section 5.02, the Company will and will cause its affiliates and their respective officers, directors, employees, representatives and agents to immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any parties other than the Parent, the Sub or any of their respective affiliates or associates conducted heretofore with respect to any Acquisition Transaction. Except as is required in the exercise of the fiduciary duties of the Board of Directors of the Company under applicable law as determined by outside counsel to the Company, the Company agrees not to release any third party from any confidentiality or standstill agreement to which the Company is a party without the Parent's prior written consent and to take all steps deemed necessary or appropriate by the Parent to enforce to the fullest extent possible all such agreements.

     SECTION 5.03 Access to Information. From and after the date hereof, the Company will (i) give the Parent and the Sub and their authorized accountants, investment bankers, counsel and other representatives complete access (during regular business hours upon reasonable advance notice) to all employees, plants, offices, warehouses and other facilities and to all books, contracts, commitments and records (including tax returns) of the Company (subject to any outstanding confidentiality agreements between the Company and any third party, in which case the Company will advise the Parent and the Sub of any limits on access and use its best efforts to obtain the consent of such third party to the provision of such access to the Parent and the Sub) and cause the Company's independent public accountants to provide access to their work papers and such other information as the Parent or the Sub may reasonably request, (ii) permit the Parent and the Sub to make such inspections as they may require, (iii) cause its officers to furnish the Parent and the Sub with such financial and operating data and other information with respect to the business, properties and personnel of the Company as the Parent or the Sub may from time to time reasonably request and (iv) furnish promptly to the Parent and the Sub a copy of each report, schedule and other document filed or received by the Company during such period pursuant to the requirements of federal or state securities laws.

     SECTION 5.04  Reasonable Best Efforts.

     (a) Subject to the terms and conditions herein provided for, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement; provided, however, that nothing in this Agreement shall obligate the Parent, the Sub or any of their respective subsidiaries or affiliates to agree (i) to limit or not to exercise any rights of ownership of any securities (including the Shares), or to divest, dispose of or hold separate any securities or all or any portion of their respective businesses, assets or properties or of the business, assets or properties of the Company or (ii) to limit in any manner whatsoever the ability of such entities
(A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own the properties or assets of the Company or (B) to control their respective businesses or operations or the businesses or operations of the Company. In connection with and without limiting the foregoing, the Parent, the Sub and the Company shall cooperate with one another
(a) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any federal, state or foreign law or regulation or whether any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other contracts or instruments material to the business of the Company in connection with the consummation of the transactions contemplated by this Agreement and (b) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action as may be reasonable in the context thereof.

     (b) In the event that any action, suit, proceeding or investigation relating hereto or to the transactions contemplated hereby or thereby is commenced, whether before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend vigorously against it and respond thereto.

     SECTION 5.05 Indemnification.(a) The Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company in their capacities as such and not in any other capacity (each an "Indemnified Party") for a period of not less than four years after the Effective Time against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time to the fullest extent permitted by federal law, the TBCA, and the Company's charter and bylaws as in effect on the date hereof except the right to indemnification shall not arise in those instances in which the party seeking indemnification has knowingly caused any representation or warranty of the Company contained herein to be false or inaccurate and the claim arises principally from such falsity or inaccuracy of such representation or warranty. In addition, the Parent shall cause the Surviving Corporation to advance expenses, regardless of allegations, as incurred to the fullest extent permitted by federal law, the TBCA, and the Company's charter and bylaws as in effect on the date hereof, provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification for whatever reason, including as set forth in the previous sentence.

     (b) If the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.05.

     SECTION 5.06 Certain Employee Matters. The Company shall take, or cause to be taken, all action necessary, as promptly hereafter as reasonably practicable, to amend any plan, other than the Stock Option Plans, maintained by the Company to eliminate, as of the date hereof, all provisions for the purchase of Shares or other Company Securities directly from the Company.

     SECTION 5.07 State Takeover Statutes. The Company shall, upon the request of the Parent or the Sub, take all reasonable steps to assist in any challenge by the Parent or the Sub to the validity, or applicability of any state takeover law to any of the transactions contemplated by this Agreement.

     SECTION 5.08 Information Statement. The Company shall afford the Parent and its counsel a reasonable opportunity to review and comment upon the Information Statement prior to the filing with the SEC of any supplement or amendment thereto, and shall reflect and incorporate therein all comments and objections thereon reasonably made by the Parent and its counsel. The Company shall obtain and furnish the information required to be included in any such supplement or amendment Information Statement, shall respond promptly to any comments made by the SEC with respect to the Information Statement in accordance with the terms hereof, shall cause the final Information Statement to be mailed to the Company's stockholders at the earliest practicable date and shall use its best efforts to obtain the necessary approval of the Merger by its stockholders. The record date for the Special Meeting shall occur after the transactions contemplated by all of the Purchase Agreements shall have been consummated.

     SECTION 5.09 Notification of Certain Matters. The Company shall give prompt notice to the Parent and the Sub, and the Parent or the Sub, as the case may be, shall give prompt notice to the Company, of the occurrence or non-occurrence of any event, the occurrence, or non-occurrence of which is likely (i) to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, or (ii) to result in any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.09 shall not limit or otherwise affect the remedies available hereunder to any of the parties receiving such notice.

     SECTION 5.10 Subsequent Filings. Until the Effective Time, the Company will timely file (subject to any extension in compliance with applicable law) with the SEC each form, report and document required to be filed by the Company under the Exchange Act and will promptly deliver to the Parent and the Sub copies of each such report filed with the SEC. As of their respective dates, none of such reports shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of the Company included in such reports shall be prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated in the notes thereto) and shall fairly present the financial position of the Company as of the dates thereof and the results of its operations and changes in financial position for the periods then ended, subject in the case of unaudited interim financial statements to normal and recurring year-end adjustments.

                                   ARTICLE VI

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     SECTION 6.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, prior to the proposed Effective Time, of the following conditions:

          (a) the plan of merger (within the meaning of Article 5.03 of the TBCA) contained in this Agreement shall have been adopted by the affirmative vote of the stockholders of the Company required by and in accordance with applicable law; and

          (b) no statute, rule, regulation, executive order, judgment, decree or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority against the Parent, the Sub or the Company and be in effect that prohibits or restricts the consummation of the Merger or makes such consummation illegal (each party agreeing to use its reasonable best efforts to have such prohibition lifted).

     SECTION 6.02 Conditions to the Obligations of the Parent and the Sub to Effect the Merger. The obligations of the Parent and the Sub to effect the Merger are further subject to the satisfaction or waiver, on or prior to the proposed Effective Time, of the following conditions:

          (a) the Company shall have performed and complied in all material respects with all agreements and obligations and conditions required by this Agreement to be performed or complied with by it on or prior to the Effective Time and the representations and warranties of Company which are qualified as to materiality, shall be true and correct, and the representations and warranties of the Company that are not so qualified, shall be true and correct in all material respects, on the date of this Agreement and at and on the proposed Effective Time as though such representations and warranties were made on and as of such date;

          (b) the Company shall have furnished certificates of its officers to evidence compliance with the conditions set forth in Section 6.02(a) hereof, each substantially in the forms attached as Exhibit C hereto;

          (c) there shall not have been any action taken, or any statute, rule, regulation, judgment, order or injunction, promulgated, enacted, entered, enforced or deemed applicable to this Agreement or the Merger that would or is reasonably likely to (i) require the Sub, the Parent, the Company, or any of their respective subsidiaries or affiliates to dispose of or hold separate any portion of their respective businesses, assets or properties or impose any limitations on the ability of any of such entities to conduct their respective businesses or own such assets or properties or impose any limitations on the ability of the Parent or the Sub to conduct the business of the Company and own the assets and properties of the Company, (ii) impose any limitations on the ability of the Parent, the Sub or any of their respective subsidiaries or affiliates effectively to control the business or operations of the Company, the Parent, the Sub, or any of their respective subsidiaries or affiliates, or (iii) otherwise materially adversely affects the Parent, the Sub, the Company or any of their respective subsidiaries or affiliates or otherwise make consummation of the Merger unduly burdensome;

          (d) there shall not have been threatened, instituted or pending any action, proceeding or counterclaim by or before any federal, state, local or foreign governmental, administrative or regulatory agency or instrumentality or before any court, arbitration tribunal or any other tribunal, domestic or foreign, challenging the consummation of the Merger, or seeking to obtain any material damages in connection therewith, or seeking to, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iii) of paragraph (c) above;

          (e) there shall not have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, (iii) the commencement of a war, armed hostilities or any other international or national calamity involving the United States, (iv) a material adverse change in the United States currency exchange rates or a suspension of, or limitation on, the markets therefor, or (v) in the case of any of the foregoing existing as of the date hereof, a material acceleration or worsening thereof;

          (f) stockholders who hold Dissenting Shares shall have validly exercised their right to dissent pursuant to Article 5.11 of the TCBA with respect to no more than five percent (5%) of the outstanding Shares;

          (g) the Company shall have given a notice of redemption to holders of Series A, B and C Preferred Stock, which notice shall specify that the date of such redemption shall be two (2) Business Days following the Effective Time; and

          (h) the Company shall not have suffered any Material Adverse Effect or any change, condition, event or development that reasonably could be expected to have a Material Adverse Effect.

     SECTION 6.03 Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to effect the Merger are further subject to the satisfaction or waiver, on or prior to the proposed Effective Time, of the following conditions:

          (a) the Parent and the Sub shall have performed and complied in all material respects with all agreements and obligations required by this Agreement to be performed or complied with by them on or prior to the proposed Effective Time and the representations and warranties of Parent and Sub which are qualified as to materiality, shall be true and correct, and the representations and warranties of Parent and Sub that are not so qualified, shall be true and correct in all material respects, on the date of this Agreement and at and on the proposed Effective Time as though such representations and warranties were made on and as of such date; and

          (b) the Parent and the Sub shall have furnished certificates of their respective officers to evidence compliance with the conditions set forth in
     Section 6.03(a) hereof, each substantially in the forms attached as Exhibit E hereto;

                                   ARTICLE VII

                         TERMINATION; AMENDMENT; WAIVER

     SECTION 7.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Merger by the stockholders of the Company):

          (a) by mutual written consent of the Boards of Directors of the Company and the Parent;

          (b) by the Parent or the Company on or after the date occurring five
     (5) Business Days following the Expiration Date, if the Effective Time shall not have occurred on or before the Expiration Date (provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date);

          (c) by the Parent or the Company, if any court of competent jurisdiction shall have issued an order, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement, the Stock Purchase Agreements or the Stock Option Agreement;

          (d) by the Parent, (x) if the Board of Directors or any committee thereof of the Company withdraws or modifies or amends in a manner adverse to the Parent or the Sub its authorization or approval of the Merger or this Agreement or its determination that the Merger is in the best interests of the Company's shareholders or shall have resolved to do any of the foregoing or shall have failed to have reiterated such approval or determination within five Business Days of any written request by the Parent or the Sub therefor or (y) if the Company (or the Board of Directors or any committee thereof of the Company) shall have approved, recommended, authorized, proposed, publicly announced its intention to enter into, entered any agreement or arrangement in respect of or filed a Schedule 14D-9 not opposing any Acquisition Transaction with a party other than the Parent, the Sub or any of their affiliates;

          (e) by the Parent, if the Company participates in discussions or negotiations with, or provides any information to or affords any access to the properties, books and records of the Company to, or otherwise assists or facilitates any corporation, partnership, person or other entity or group (other than the Parent or the Sub or any affiliate or associate of the Parent or the Sub) concerning any Acquisition Transaction, whether or not permitted by Section 5.02;

          (f) by the Parent, if the Company shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under this Agreement, or any of the representations and warranties of the Company set forth in this Agreement which is qualified as to materiality, shall not be true and correct, or any such representation or warranty that is not so qualified, shall not be true and correct in all material respects when made or at any time prior to the Effective Time as if made at and as such time, and the Company fails to remedy such breach within 15 days written notice thereof by the Parent;

          (g) by the Company, if either the Parent or the Sub shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under this Agreement, or any of the representations and warranties of such party set forth in this Agreement which is qualified as to materiality, shall not be true and correct, or any such representation and warranty that is not so qualified, shall not be true and correct in all material respects when made or at any time prior to the Effective Time as if made at and as such time, and the Parent or the Sub fails to remedy such breach within 15 days written notice thereof by the Company;

     SECTION 7.02 Effect of Termination. If this Agreement is terminated and the Merger is abandoned pursuant to Section 7.01 hereof, this Agreement, except for the provisions of Sections 8.06, 8.10 and 8.12, shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. Nothing in this Section 7.02 shall relieve any party to this Agreement of liability for breach of this Agreement.

     SECTION 7.03 Amendment. To the extent permitted by applicable law, this Agreement may be amended by action taken by or on behalf of the Boards of Directors of the Company, the Parent and the Sub, at any time before or after adoption of this Agreement by the stockholders of the Company but, after any such stockholder approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of the Company's stockholders hereunder without the approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties hereto.

     SECTION 7.04 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken by or on behalf of the respective Boards of Directors of the Company, the Parent and the Sub, may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                                  MISCELLANEOUS

     SECTION 8.01 Survival of Representations and Warranties. The representations, warranties and covenants contained in this Agreement, except for the covenants contained in Section 5.05 hereof, shall not survive beyond the Effective Time.

     SECTION 8.02 Entire Agreement; Assignment. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. The Agreement shall not be assigned by operation of law or otherwise; provided, however, that the Parent or the Sub may assign any of their respective rights and obligations to any affiliate of the Parent or the Sub, as the case may be, but no such assignment shall relieve the Parent or the Sub, as the case may be, of its obligations hereunder.

     SECTION 8.03 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any federal or state court located in the State of Delaware (as to which the parties agree to submit to jurisdiction for the purposes of such action), this being in addition to any other remedy to which they are entitled at law or in equity.

     SECTION 8.04 Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

     SECTION 8.05 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile transmission with confirmation of receipt, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

                  if to the Parent or the Sub:

                  Suntory Water Group, Inc.
                  2141 Powers Ferry Road
                  Marietta, Georgia 30067
                  Facsimile: (770) 956-9495
                  Attention: Thomas E. Van Autreve

                  with a copy to:

                  Cleary, Gottlieb, Steen & Hamilton
                  One Liberty Plaza
                  New York, New York 10006
                  Facsimile: 212-225-3999
                  Attention: Paul J. Shim, Esq.

                  if to the Company:

                  Great Pines Water Company, Inc.
                  600 North Shepherd, Suite 303
                  Houston, Texas  77007
                  Facsimile:  713-869-6204
                  Attention:  Robert A. Hammond, Jr.

                  with a copy to:

                  Crady, Jewett & McCulley, L.L.P.
                  Suite 1400 Two Houston Center
                  909 Fannin
                  Houston, Texas 77010-1006
                  Facsimile:  (713) 739-8403
                  Attention:  Stephen A. Lee, Esq.


or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof). Any notice sent by or on behalf of the Company to the Parent or the Sub pursuant to this Agreement shall also be deemed notice to the Sub or the Parent, as the case may be.

     SECTION 8.06 Governing Law. Except as to matters of corporate governance governed by the laws of the State of Texas, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware regardless of the laws that might otherwise govern under principles of conflicts of laws applicable thereto.

     SECTION 8.07 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     SECTION 8.08 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement except for Section 5.05 (which is intended to be for the benefit of the persons referred to therein, and may be enforced by any such persons).

     SECTION 8.09 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     SECTION 8.10 Fees and Expenses. Whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

     SECTION 8.11 Certain Definitions.

     (a) The term "Acquisition Transaction" means any tender offer or exchange offer, any merger, consolidation, liquidation, dissolution, recapitalization, reorganization or other business combination, any acquisition, sale or other disposition of all or a substantial portion of the assets or securities of the Company or any other similar transaction involving the Company, its securities or any of its material divisions.

     (b) The term "Acquisition Event" means the consummation of any (i) Acquisition Transaction or (ii) series of transactions that results in any person, entity or "group" (other than the Parent, the Sub or any of their affiliates) acquiring more than 25% of the outstanding Shares or assets of the Company (through any open market purchases, merger, consolidation, recapitalization, reorganization or other business combination).

     (c) The term "Business Day" means any day other than a Saturday or Sunday or a day on which banks are authorized or obligated by law to be closed in New York, New York or Houston, Texas.

      (d) The term "including" shall be deemed to be followed by the phrase "without limitation."

      (e) The term "Material Adverse Effect" means any change, condition, event or development in the business, condition (financial or otherwise), assets, liabilities, results of operations or prospects of the Company that is material and adverse to the Company taken as a whole, or that materially impairs the ability of the parties to consummate the transactions contemplated by this Agreement.

      (f) The term "subsidiary" means, when used with reference to an entity, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or a majority of the outstanding voting securities of which, are owned, directly or indirectly, by such entity.

     (g) The term "Tax" means all taxes, charges, fees, levies, imposts, duties, and other assessments, including any income, alternative minimum or add-on tax, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, franchise, registration, title, license, capital, paid-up capital, profits, withholding, employee withholding, payroll, worker's compensation, unemployment insurance, social security, employment, excise (including the federal communications excise tax under Section 4251 of the Code), severance, stamp, occupation, premium, recording, real property, personal property, federal highway use, commercial rent, environmental (including taxes under Section 59A of the Code) or windfall profit tax, custom, duty or other tax, fee or other like assessment or charge of any kind whatsoever, together with any interest, penalties, related liabilities, fines or additions to tax imposed by any country, any state, county, provincial or local government or subdivision or agency thereof.

     (h) The term "Tax Return" means a report, return or other information (including any amendments) required to be supplied to a governmental entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes the Company or any of its subsidiaries.

     SECTION 8.12 Publicity. Except as required by law or by obligations pursuant to any listing agreement with or requirement of any national securities exchange or national quotation system, neither the Parent, the Sub or the Company (or any of their respective Affiliates) shall, without the prior written consent of each other party hereto, which consent shall not be unreasonably withheld or delayed, make any public announcement or issue any press release with respect to the transactions contemplated by this Agreement. Prior to making any public disclosure required by applicable law or pursuant to any listing agreement with or requirement of any national exchange or national quotation system, the disclosing party shall consult with the other parties hereto, to the extent feasible, as to the content and timing of such public announcement or press release.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

                         GREAT PINES WATER COMPANY, INC.


                         By: /s/  Robert A. Hammond, Jr.
                             ---------------------------
                             Name:  Robert A. Hammond, Jr.
                             Title: President


                         SUNTORY WATER GROUP, INC.


                         By: /s/  David A. Krishock
                             ----------------------
                             Name:  David A. Krishock
                             Title: President and Chief
                                    Executive Officer


                          SUNTORY ACQUISITION CORP.


                          By: /s/  David A. Krishock
                              ----------------------
                              Name:  David A. Krishock
                              Title: President and Chief
                                     Executive Officer

                                    EXHIBIT A


                            ARTICLES OF INCORPORATION

                                       OF

                         GREAT PINES WATER COMPANY, INC.

     I, the undersigned natural person of the age of eighteen years or more, acting as the incorporator of a corporation under the Texas Business Corporation Act, do hereby adopt the following Articles of Incorporation for such corporation:

                                   ARTICLE ONE

     The name of the corporation is Suntory Acquisition Corp.

                                   ARTICLE TWO

     The period of its duration is perpetual.

                                  ARTICLE THREE

     The purpose for which the corporation is organized is:

     "To engage in the transaction of any or all lawful business for which corporations may be incorporated under the Texas Business Corporation Act."

                                  ARTICLE FOUR

     The aggregate number of shares which the corporation shall have authority to issue is one hundred thousand (100,000) of the par value of one cent ($0.01) each. The aggregate number of shares which the corporation is authorized to issue is one hundred thousand (100,000). The designation of each class, the number of shares of each class, and the par value, if any, of the shares of each class, are as follows:


                                                    Series
Number of Shares               Class               (If any)           Par Value per Share
--------------------   --------------------    -------------------- --------------------
    100,000                 Common Stock              None                    $0.01

                              ARTICLE FIVE

     The corporation will not commence business until it has received for the issuance of its shares consideration of the value of One Thousand Dollars ($1,000), consisting of money, labor done or property actually received, which sum is not less than One Thousand Dollars ($1,000).

                                  ARTICLE SIX

     The street address of its initial registered office is c/o CT CORPORATION SYSTEM, 350 N. St. Paul Street, Dallas, Texas 75201, and the name of its initial registered agent at such address is CT CORPORATION SYSTEM.

                                 ARTICLE SEVEN

     The number of directors of the corporation may be fixed by the By-Laws. The number of directors constituting the initial board of directors is two (2), and the name and address of each person who is to serve as director until the first annual meeting of the shareholders or until a successor is elected and qualified are:

NAME                                             ADDRESS
----                                             -------
David A. Krishock                                2141 Powers Ferry Road
                                                 Marietta, Georgia 30067
Thomas E. Van Autreve                            2141 Powers Ferry Road
                                                 Marietta, Georgia 30067

                                  ARTICLE EIGHT

     Unless, and except to the extent that, the By-Laws of the Corporation (the "By-Laws") so require, the election of directors need not be by written ballot.

                                  ARTICLE NINE

     The board of directors of the corporation (the "Board of Directors") may from time to time adopt, amend or repeal the By-Laws, subject to the power of the stockholders to adopt any By-Laws or to amend or repeal any By-Laws adopted, amended or repealed by the Board of Directors.

                                  ARTICLE TEN

     The name and addresses of the incorporator is:

  NAME             ADDRESS
  ----             -------

  KIRA MALYAROV   One Liberty Plaza, Suite 4300,
                  New York, New York 10006

     IN WITNESS WHEREOF, I have hereunto set my hand this twenty-ninth day of March, 1999.

                                                                Kira Malyarov

                         GREAT PINES WATER COMPANY, INC.
                                    * * * * *
                                     BY-LAWS
                                    * * * * *

                                    ARTICLE I

                                     OFFICES

     Section 1. The registered office shall be located in Houston, Texas.

     Section 2. The corporation may also have offices at such other places both within and without the State of Texas as the board of directors may from time to time determine or the business of the corporation may require.

                                   ARTICLE II

                         ANNUAL MEETINGS OF SHAREHOLDERS

     Section 1. All meetings of shareholders for the election of directors shall be held in Marietta, GA at such place as may be fixed from time to time by the board of directors. Said meetings may also be held at such other place, either within or without the State of Texas, as shall be designated from time to time by the board of directors and stated in the notice of the meeting.

     Section 2. Annual meetings of shareholders, commencing with the year 1999, shall be held on February 1st, if not a legal holiday, and if a legal holiday, then on the next business day following, at 10 A.M., at which they shall elect by a plurality vote a board of directors, and transact such other business as may properly be brought before the meeting.

     Section 3. Written or printed notice of the annual meeting stating the place, day and hour of the meeting shall be delivered not less than ten (10) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.

                                  ARTICLE III

                        SPECIAL MEETINGS OF SHAREHOLDERS

     Section 1. Special meetings of shareholders for any purpose other than the election of directors may be held at such time and place within or without the State of Texas as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

     Section 2. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute or by the articles of incorporation, may be called by the president, the board of directors, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting.

     Section 3. Written or printed notice of a special meeting stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than fifty
(50) days before the date of the meeting, either personally or by mail, by or at the direction of the president, the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.

     Section 4. The business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice.

                                   ARTICLE IV

                           QUORUM AND VOTING OF STOCK

     Section 1. The holders of fifty one percent (51%) of the shares of stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business except as otherwise provided by statute or by the articles of incorporation. If, however, such quorum shall not be present or represented at any meeting of the shareholders, the shareholders present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

     Section 2. If a quorum is present, the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the shareholders unless the vote of a greater number of shares of stock is required by law or the articles of incorporation.

     Section 3. Each outstanding share of stock, having voting power, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. A shareholder may vote either in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact.

     Section 4. Any action required to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                                   ARTICLE V

                                    DIRECTORS

     Section 1. The number of directors shall be two (2). Directors need not be residents of the State of Texas nor shareholders of the corporation. The directors, other than the first board of directors, shall be elected at the annual meeting of the shareholders, and each director elected shall serve until the next succeeding annual meeting and until his successor shall have been elected and qualified. The first board of directors shall hold office until the first annual meeting of shareholders.

     Section 2. Any vacancy occurring in the board of directors may be filled by the shareholders at an annual or a special meeting or by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. A director elected to fill a vacancy shall be elected for the unexpired portion of the term of his predecessor in office.

     Any directorship to be filled by reason of an increase in the number of directors may be filled by election at an annual meeting or at a special meeting of shareholders called for that purpose. A director elected to fill a newly created directorship shall serve until the next succeeding annual meeting of shareholders and until his successor shall have been elected and qualified. Any directorship to be filled by reason of an increase in the number of directors may also be filled by the board of directors for a term of office until the next election of directors by shareholders; provided no more than two directorships may be so filled during a period between any two successive annual meetings of shareholders.

     Whenever the holders of any class or series of shares are entitled to elect one or more directors by the provisions of the articles of incorporation, any vacancies in such directorships and any newly created directorships of such class or series to be filled by reason of an increase in the number of such directors may be filled by the affirmative vote of a majority of the directors elected by such class or series then in office or by a sole remaining director so elected, or by the vote of the holders of the outstanding shares of such class or series, and such directorships shall not in any case be filled by the vote of the remaining directors or the holders of the outstanding shares as a whole unless otherwise provided in the articles of incorporation.


     Section 3. The business affairs of the corporation shall be managed by its board of directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the articles of incorporation or by these by-laws directed or required to be exercised or done by the shareholders.

     Section 4. The directors may keep the books of the corporation, except such as are required by law to be kept within the state, outside of the State of Texas, at such place or places as they may from time to time determine.

     Section 5. The board of directors, by the affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, shall have authority to establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise.

                                   ARTICLE VI

                       MEETINGS OF THE BOARD OF DIRECTORS

     Section 1. Meetings of the board of directors, regular or special, may be held either within or without the State of Texas.

     Section 2. The first meeting of each newly elected board of directors shall be held at such time and place as shall be fixed by the vote of the shareholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present, or it may convene at such place and time as shall be fixed by the consent in writing of all the directors.

     Section 3. Regular meetings of the board of directors may be held upon such notice, or without notice, and at such time and at such place as shall from time to time be determined by the board.

     Section 4. Special meetings of the board of directors may be called by the president on three (3) days' notice to each director, either personally or by mail or by telegram; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors.

     Section 5. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

     Section 6. A majority of the directors shall constitute a quorum for the transaction of business unless a greater number is required by law or by the articles of incorporation. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the board of directors, unless the act of a greater number is required by statute or by the articles of incorporation. If a quorum shall not be present at any meeting of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

     Section 7. Unless otherwise restricted by the articles of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing which shall set forth the action taken and be signed by all members of the board of directors or of the committee as the case may be.

                                  ARTICLE VII

                             COMMITTEES OF DIRECTORS

     Section 1. The board of directors, by resolution adopted by a majority of the full board of directors, may designate from among its members an executive committee and one or more other committees, each of which shall be comprised of one or more members and, to the extent provided in the resolution, shall have and may exercise all of the authority of the board of directors, except that no such committee shall have the authority of the board of directors in reference to amending the articles of incorporation, approving a plan of merger or consolidation, recommending to the shareholders the sale, lease, or exchange of all or substantially all of the property and assets of the corporation other than in the usual and regular course of its business, recommending to the shareholders a voluntary dissolution of the corporation or a revocation thereof, amending, altering, or repealing the by-laws of the corporation or adopting new by-laws for the corporation, filling vacancies on the board of directors or on any committee, filling any directorship to be filled by reason of an increase in the number of directors, electing or removing officers or members of any committee, fixing the compensation of any member of a committee, or altering or repealing any resolution of the board of directors which by its terms provides that it shall not be so amendable or repealable; and, unless the resolution expressly so provides, no committee shall have the power or authority to declare a dividend or to authorize the issuance of shares of the corporation.

                                  ARTICLE VIII

                                     NOTICES

     Section 1. Whenever, under the provisions of the statutes or of the articles of incorporation or of these by-laws, notice is required to be given to any director or shareholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or shareholder, at his or her address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

     Section 2. Whenever any notice is required to be given under the provisions of the statutes or under the provisions of the articles of incorporation or these by-laws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                                   ARTICLE IX

                                    OFFICERS

     Section 1. The officers of the corporation shall be chosen by the board of directors and shall be a president and a secretary. The board of directors may also elect or appoint such other officers, including assistant officers and agents as may be deemed necessary.

     Section 2. The board of directors at its first meeting after each annual meeting of shareholders shall choose a president and a secretary neither of whom need be a member of the board.

     Section 3. The board of directors may also appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors.

     Section 4. The salaries of all officers and agents of the corporation shall be fixed by the board of directors.

     Section 5. The officers of the corporation shall hold office until their successors are chosen and qualified. Any officer elected or appointed by the board of directors may be removed at any time by the affirmative vote of a majority of the board of directors. Any vacancy occurring in any office of the corporation shall be filled by the board of directors.

                                  THE PRESIDENT

     Section 6. The president shall be the chief executive officer of the corporation, shall preside at all meetings of the shareholders and the board of directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the board of directors are carried into effect.

     Section 7. The president shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

                               THE VICE-PRESIDENTS

     Section 8. The vice-president, if there is one, or if there shall be more than one, the vice-presidents in the order determined by the board of directors, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

                     THE SECRETARY AND ASSISTANT SECRETARIES

     Section 9. The secretary shall attend all meetings of the board of directors and all meetings of the shareholders and record all the proceedings of the meetings of the corporation and of the board of directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He or she shall give, or cause to be given, notice of all meetings of the shareholders and special meetings of the board of directors, and shall perform such other duties as may be prescribed by the board of directors or president, under whose supervision he or she shall be. The secretary shall have custody of the corporate seal of the corporation and he or she, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The board of directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

     Section 10. The assistant secretary, if there is one, or if there be more than one, the assistant secretaries in the order determined by the board of directors, shall, in the absence or disability of the secretary, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

                     THE TREASURER AND ASSISTANT TREASURERS

     Section 11. The treasurer, if there is one, shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

     Section 12. The treasurer shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at its regular meetings, or when the board of directors so requires, an account of all his or her transactions as treasurer and of the financial condition of the corporation.

     Section 13. If required by the board of directors, the treasurer shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his or her office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

     Section 14. The assistant treasurer, if there is one, or, if there shall be more than one, the assistant treasurers in the order determined by the board of directors, shall, in the absence or disability of the treasurer, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the board of directors may from time to time prescribe.

                                   ARTICLE X

                             CERTIFICATES FOR SHARES

     Section 1. The shares of the corporation shall be represented by certificates signed by the president and secretary or such other officers as may be elected or appointed, and may be sealed with the seal of the corporation or a facsimile thereof.

     When the corporation is authorized to issue shares of more than one class there shall be set forth upon the face or back of the certificate, or the certificate shall have a statement that the corporation will furnish to any shareholder upon request and without charge, a full statement of the designations, preferences, limitations and relative rights of the shares of each class authorized to be issued and, if the corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences between the shares of each such series so far as the same have been fixed and determined and the authority of the board of directors to fix and determine the relative rights and preferences of subsequent series. When the corporation is authorized to issue shares of more than one class, every certificate shall also set forth upon the face or the back of such certificate a notice that there is set forth in the articles of incorporation on file in the office of the Secretary of State a full statement of all the designations, preferences, limitations and relative rights, including voting rights, of the shares of each class authorized to be issued and the corporation will furnish a copy of such statement to the record holder of the certificate without charge on written request to the corporation at its principal place of business or registered office. Every certificate shall have noted thereon any information required to be set forth by the Texas Business Corporation Act and such information shall be set forth in the manner provided in said Act.

     Section 2. The signatures of the officers of the corporation upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the corporation itself or an employee of the corporation. In case any officer who has signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

                                LOST CERTIFICATES

     Section 3. The board of directors may direct a new certificate to be issued in place of any certificate theretofore issued by the corporation alleged to have been lost or destroyed. When authorizing such issue of a new certificate, the board of directors, in its discretion and as a condition precedent to the issuance thereof, may prescribe such terms and conditions as it deems expedient, and may require such indemnities as it deems adequate, to protect the corporation from any claim that may be made against it with respect to any such certificate alleged to have been lost or destroyed.

                               TRANSFERS OF SHARES

     Section 4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate representing shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, a new certificate shall be issued to the person entitled thereto, and the old certificate canceled and the transaction recorded upon the books of the corporation.

                            CLOSING OF TRANSFER BOOKS

     Section 5. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders, or any adjournment thereof or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the board of directors may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten
(10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the board of directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

                             REGISTERED SHAREHOLDERS

     Section 6. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Texas.

                              LIST OF SHAREHOLDERS

     Section 7. The officer or agent having charge of the transfer books for shares shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of each and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of the shareholders.

                                   ARTICLE XI

                               GENERAL PROVISIONS

                                    DIVIDENDS

     Section 1. Subject to the provisions of the articles of incorporation relating thereto, if any, dividends may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to any provisions of the articles of incorporation.

     Section 2. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

                                     CHECKS

     Section 3. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the board of directors may from time to time designate.

                                   FISCAL YEAR

     Section 4. The fiscal year of the corporation shall be fixed by resolution of the board of directors.

                                      SEAL

     Section 5. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Texas". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                  ARTICLE XII

                                   AMENDMENTS

     Section 1. These by-laws may be altered, amended, or repealed or new by-laws may be adopted by the affirmative vote of a majority of the board of directors at any regular or special meeting of the board subject to repeal or change at any regular or special meeting of shareholders at which a quorum is present or represented, by the affirmative vote of a majority of the stock entitled to vote, provided notice of the proposed repeal or change be contained in the notice of such meeting.

                                    EXHIBIT B

                           LITIGATION TRUST AGREEMENT

     This Litigation Trust Agreement (the "Litigation Trust Agreement"), dated as of March 31, 1999, by and among Great Pines Water Company, Inc. (the "Company"), a Texas corporation, as Settlor, Robert A. Hammond, Sr., Robert A. Hammond, Jr. and Stephen A. Lee, Esq. creates a trust to retain and preserve the Litigation Claims for enforcement by the Trustees, as successors to the Company.

                                    ARTICLE I

                             ESTABLISHMENT OF TRUST

     1.1 Declaration of Trust. In order to declare the terms and conditions hereof, the Company has executed this Litigation Trust Agreement and hereby absolutely and irrevocably assigns to the Trustees, all of its right and interest in and to the Litigation Claims; to have and to hold unto the Trustees forever; in trust nevertheless, under and subject to the terms and conditions set forth herein for the benefit of the Company and its successors and assigns as provided for herein (it being understood that the Trust Assets shall at all times remain subject to the claims of the Company's creditors).

     1.2 Trustees' Acceptance. The Trustees accept the trust imposed upon them by this Trust Agreement and agree to observe and perform that trust, upon and subject to the terms and conditions set forth herein.

     1.3 Purpose of the Trust. The sole purpose of the Trust created hereby is to prosecute, appeal, resolve, settle, compromise or otherwise pursue the Litigation Claims, and, upon the Liquidation Date, to collect and distribute the Trust Assets to the Company in as prompt and orderly a fashion as possible after the payment of, or provisions for, expenses and liabilities reasonably incurred in connection with the foregoing. Anything to the contrary herein notwithstanding, the Trustees shall not at any time, on behalf of the Trust or the Company, enter into or engage in any trade or business, and the Trustees shall not take any actions hereunder other than as are incidental to the achievement of the foregoing sole purpose of this Trust.

                                   ARTICLE II

                                   DEFINITIONS

     The following terms shall have the respective meanings specified below:

     "Affiliate" means, with respect to a person, any other person that, directly or indirectly through one or more intermediaries, controls such first person.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Gross Proceeds" means the amount of cash actually distributed to the Company pursuant to Section 4.2 hereof.

     "LiquiBox Lawsuit" means LiquiBox Corporation v. Great Pines Water Co., Inc., No. 98-20198, currently on appeal in the U.S. Court of Appeals for the Fifth Circuit.

     "Liquidation Date" means the date on which the Gross Proceeds are distributed to the Company pursuant to Section 4.2 hereof.

     "Litigation Claims" means each and every claim asserted or which may be asserted by or on behalf of Northeast in the LiquiBox Lawsuit.

     "Trust" means the trust created by this Litigation Trust Agreement.

     "Trust Administrative Expenses" means all fees, costs, and expenses of every nature or description incurred, directly or indirectly, by the Trustees in connection with maintaining and administering the Trust and the Trust Assets or in carrying out the Trustees' express or implied powers and duties under this Litigation Trust Agreement or applicable law, including without limitation (i) legal and other expenses relating to prosecuting the Litigation Claims, (ii) compensation and disbursements of the Trustees and the auditors of the Trust, and (iii) all costs or expenses of prosecuting or defending any other litigation involving the Trust or the Trustees, or indemnifying the Trustees with respect thereto.

     "Trust Assets" means (i) the Litigation Claims and all recoveries thereon,
(ii) any assets hereafter acquired by the Trust, (iii) any investment purchased with Trust Assets or otherwise acquired by the Trust, and (iv) all proceeds of each of the foregoing (including, without limitation, any income earned thereon), excluding assets distributed, expended or otherwise disposed of from time to time by the Trustees.

     "Trustee" means each of Robert A. Hammond, Sr., Robert A. Hammond, Jr. and Stephen A. Lee, Esq., as trustee of the Trust, or any successor to or assign of such person appointed as provided for herein or otherwise.

                                   ARTICLE III

                           ADMINISTRATION OF THE TRUST

     3.1 Acts of the Trustees. The Trustees shall act by the majority of the Trustees then in office on all discretionary matters involving the Trust buy may delegate ministerial duties.

     3.2 Prosecution of Litigation Claims. The Trustees shall have full power and authority in their sole and unrestricted discretion to make all decisions and take all actions necessary or appropriate to prosecute or otherwise pursue the Litigation Claims by litigation in trial or appellate courts, arbitration, alternative dispute resolution, negotiation, settlement or compromise, or to withdraw or abandon the Litigation Claims and terminate the Trust, in the same manner and to the same extent as if the Trustees were the sole beneficial owners thereof.

     3.3 Retention of Attorneys, Accountants and Other Professionals. (a) The Trustees shall retain such attorneys as counsel to the Trust as the Trustees in their sole discretion may select to aid in the prosecution of the Litigation Claims and to perform such other functions as may be appropriate in the Trustees' sole and absolute discretion. The Trustees may commit the Trust to and shall pay such attorneys reasonable compensation from the Trust Assets for services rendered and expenses incurred and may enter into arrangements on such terms as may be approved by the Trustees with such counsel, including terms providing that all or a portion of such counsel's compensation may be contingent and may be based on a percentage of any recovery.

     (b) The Trustees may retain an independent public accounting firm to audit the financial books and records of the Trust and to perform such other reviews and/or audits as may be appropriate in the Trustees' sole and absolute discretion. The Trustees may commit the Trust to and shall pay such accounting firm reasonable compensation from the Trust Assets for services rendered and expenses incurred.

     (c) The Trustees may retain such other experts, advisors, consultants, investigators or other assistants or employees as the Trustees, in their sole and absolute discretion, may deem necessary or appropriate to assist the Trustees in carrying out their powers and duties under this Litigation Trust Agreement. The Trustees may commit the Trust to and shall pay all such persons or entities reasonable compensation from the Trust Assets for services rendered and expenses incurred.

     3.4 Additional Powers. (a) Except as otherwise provided in this Litigation Trust Agreement, but without prior or further authorization, the Trustees may control and exercise authority over the Trust Assets, over the acquisition, management and disposition thereof, and over the management and conduct of the activities of the Trust to the same extent as if the Trustees were the sole owners thereof in their own right. No person dealing with the Trust shall be obligated to inquire into the authority of the Trustees in connection with the acquisition, management or disposition of the Trust Assets.

     (b) In connection with the management and use of the Trust Assets, the Trustees, except as otherwise expressly limited in this Litigation Trust Agreement, may, without limitation of their power and authority, do the following: (i) accept, receive, hold and use the Trust Assets; (ii) apply Trust Assets to the payment of Trust Administrative Expenses; (iii) distribute Trust Assets to the Company in accordance with the terms of Section 4.2 of this Litigation Trust Agreement; (iv) sell, convey, transfer, assign, pledge, encumber, liquidate or abandon Trust Assets or any part thereof or any interest therein, upon such terms and for such consideration as the Trustees in their sole and absolute discretion deem desirable and to file such documents as are customarily required to effect any of the foregoing, including the filing of necessary UCC financing statements; (v) endorse the payment of notes or other obligations of any person or make contracts with respect thereto; (vi) engage in all acts that would occur in the ordinary course of activities in performing the obligations of a trustee under a trust of this type; and (vii) borrow such sums of money or obtain goods or services on credit at any time and from time to time for such periods of time upon such terms and conditions from such persons, corporations or other entities for such purposes as may be deemed advisable, and secure such loans by the pledge or hypothecation of or granting of a security interest in any property held hereunder.

     3.5 Certain Indemnification. The Trustees shall cause the Trust to indemnify and hold harmless the Company and its Affiliates harmless from and against any and all losses, claims, costs, expenses, and liabilities imposed on any of them in connection with, arising out of or related to, the establishment or administration of the Trust, including, without limitation, the transfer to the Trust of the Litigation Claims, the operation or administration of the Trust and the exercise (or the failure to exercise) by the Trustees of any power or authority under this Litigation Trust Agreement or under applicable law but excluding legal fees and related expenses incurred in connection with the establishment of the Trust and the assignment thereto of the Litigation Claims that have been incurred up to and including the date hereof; provided, however, that the obligation to indemnify and hold harmless the Company and its affiliates, as aforesaid, shall be payable (a) solely out of (i) the proceeds of any settlement or other resolution of the Litigation Claims, and (ii) any other Trust Assets that are held by the Trustees after the final disposition of the Litigation Claims, but (b) prior to the making of any distribution to the Company.

                                   ARTICLE IV

             GENERAL POWERS, RIGHTS AND OBLIGATIONS OF THE TRUSTEES

     4.1 Title. The Trustees shall hold legal title to all Trust Assets, except that the Trustees may cause legal title or evidence of title to any of the Trust Assets (except for the Litigation Claims) to be held by any nominee or person, on such terms, in such manner and with such power as the Trustees may determine in their sole and absolute discretion.

     4.2 Distribution to Company. Subject to Article VIII hereof, promptly following the irrevocable settlement or other final resolution of the Litigation Claims and the discharge, in cash, of all of the Trust's obligations, including its obligations to the Company or its Affiliates hereunder, the Trustees shall liquidate the remaining Trust Assets (if any), and following such liquidation, shall distribute all remaining Trust Assets (if any), in cash to the Company; provided, however, that the Trustees shall not be required to make any distribution to the Company, unless and until all existing and future claims against the Trustees or any of their officers, employees and agents relating to or arising out of the execution of their duties under this Trust Agreement have been fully and finally settled by a judicial accounting or other proceeding, as appropriate, binding on all persons claiming an interest in the Trust.

     4.3 Reports and Notices. The Trustees shall produce and furnish to the Company, at such periodic intervals, not less frequently than annually, as the Trustees shall in their sole and absolute discretion determine, a report showing all transactions consummated by the Trust during the report period, including resolution of any Litigation Claim, payments made or received in respect thereof, and all other receipts or disbursements. Such reports shall be prepared by the Trustees in accordance with such accounting principles as may be applicable to an entity such as the Trust and, for reports covering a full fiscal year of the Trust, may be audited by the independent public accounting firm retained by the Trustees pursuant to Section 3.2(b) hereof. In addition, the Trustees shall prepare and furnish to the Company, at periodic intervals not less than frequently than annually, a report describing the present status of the Litigation Claims and any significant developments relating to the Litigation Claims which have occurred since the date of the last report.

     4.4 Investment of Trust Assets. The Trustees shall invest Trust Assets in their sole and absolute discretion in "government securities" (as such term is defined in Section 2(a)(16) of the Investment Company Act of 1940, as amended) or in interest-bearing deposits in any depository institution whose deposits are insured by the Federal Deposit Insurance Corporation which, in either case, mature in less than 183 days from the date of acquisition; provided, however, that the Trustees may, to the extent deemed necessary by the Trustees in their sole and absolute discretion to implement the provisions of this Litigation Trust Agreement, deposit funds in demand deposits at any bank or trust company (including, if applicable, one of the Trustees). The Trustees shall make such investments in such amounts and at such times as may be deemed necessary by the Trustees in their sole and absolute discretion to provide funds when needed to make payments from the Trust Assets. If at any time it shall become necessary that some or all of the investments constituting Trust Assets be redeemed or sold in order to raise money necessary to comply with the provisions of this Litigation Trust Agreement, the Trustees shall effect such redemption or sale, in such manner and at such time as the Trustees, in their sole and absolute discretion, deem reasonable.

     4.5 Compliance with Tax Laws. The Trustees shall, in consultation with the Company, prepare and file with the Internal Revenue Service and other applicable federal and state governmental agencies such reports, forms, notifications, applications, tax returns and other documents, provide the Company with copies of all applicable tax reports, and take any other actions necessary to comply with the Code or state tax laws.

     4.6 Compliance with Applicable Laws, Etc. All actions required to be taken by the Trustees pursuant to this Litigation Trust Agreement shall be taken in compliance with all applicable statutes, rules, regulations, orders, writs, decrees and injunctions of courts or other governmental agencies having jurisdiction over the Trust. The Trustees shall timely file or shall cause to be timely filed all reports, forms, notifications, applications, and other documents, and take any and all other actions, as may be required under applicable law. The Trustees shall not take or cause to be taken or omit to take or cause to omit to be taken, any action such that the Trust shall be or become required to register as an investment company under the Investment Company Act of 1940, as amended, or any similar law.

                                    ARTICLE V

                       GENERAL OBLIGATIONS OF THE COMPANY
                         AND ITS SUCCESSORS IN INTEREST

     5.1 Cooperation. (a) The Company shall provide the Trustees with such access to its books, records, offices and other facilities and to its employees, agents, attorneys and independent accountants as the Trustees shall reasonably require for the purpose of performing their duties and exercising their powers hereunder. The Company shall be entitled to reimbursement by the Trust for reasonable out-of-pocket expenses incurred in connection with providing such access.

     (b) The Company and its successors in interest shall execute and deliver to the Trustees a power of attorney in form reasonably satisfactory to the Trustees, and with provisions for indemnification satisfactory to the Company and its Affiliates, to enable the Trustees to file pleadings and execute any documents on behalf of the Company necessary or appropriate to prosecute the Litigation Claims in the Company's name. However, the Trustees shall promptly move to be substituted for the Company as parties plaintiff pursuant to Fed. Rule Civ. Proc. 25(c) and upon such substitution shall have no further authority to act in the Company's name.

                                   ARTICLE VI

                                  THE TRUSTEES

     6.1 Resignation. Any Trustee may resign as such by executing an instrument in writing and delivering that instrument to the remaining Trustee or Trustees. In the event of its resignation, such Trustee shall continue to serve as a Trustee after its resignation until the time when appointment of a successor Trustee shall become effective in accordance with Section 6.2 hereof.

     6.2 Appointment of Successor Trustees. In the event of the death (in the case of a Trustee that is a natural person), dissolution, merger or other form of reorganization (in the case of a Trustee that is a corporation), resignation, incompetency or removal of a Trustee, the remaining Trustee or Trustees shall have the authority to, and shall, appoint a successor Trustee. Such appointment shall specify the date on which such appointment shall be effective. Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the remaining Trustees an instrument accepting such appointment, and thereupon such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of a Trustee. No successor Trustee shall have any duty to investigate the administration of the Trust for any period prior to the effective date of such successor Trustee's appointment, and no resigning Trustee shall be required or permitted, prior to final termination of the LiquiBox Lawsuit (including any proceedings to collect any recovery due the Trustees), to file any accounting proceeding.

     6.3 Trust Continuance. The death, dissolution, merger or other form of reorganization, resignation, incompetency or removal of a Trustee shall not operate to terminate the Trust created by this Litigation Trust Agreement, revoke any existing agency created pursuant to the terms of this Litigation Trust Agreement or invalidate any action theretofore taken by the Trustees. In the event of the resignation or removal of a Trustee, such Trustee shall promptly: (a) execute and deliver such documents, instruments and other writings as may be reasonably requested by the remaining Trustees to effect the termination of such Trustee's capacity under this Litigation Trust Agreement;
(b) deliver to the remaining Trustees all assets, documents, instruments, records and other writings related to the Trust as may be in the possession of such Trustee; and (c) otherwise assist and cooperate in effecting the assumption of such Trustee's obligations and functions by its successor Trustee.

     6.4 Compensation. The Trustees, including any successor Trustees, may commit the Trust to and shall pay the Trustees from the Trust Assets reasonable compensation for their services rendered and expenses incurred on the terms and conditions set forth in acknowledgments in the form of Exhibit A to this Litigation Trust Agreement.

                                   ARTICLE VII

                      SUITS AGAINST THE TRUSTEES OR HOLDERS

     7.1 Liability of Trustees; Exculpation. No Trustee shall have personal liability for any contracts of the Trust, express or implied in fact or in law. All parties dealing with the Trust, and having actual, implied or constructive knowledge of its provisions, may look only to the funds of the Trust for the satisfaction of their claims. No Trustee shall be personally liable to the Trust nor to the Company for any mistake or error of judgment, or for any action taken or omitted, either by the Trustee or by any agent or attorney employed by the Trustee, or for any loss or depreciation in the value of the Trust Assets, except for such of his own acts as shall constitute willful misconduct, actual fraud or bad faith. The Trustees shall be entitled to expend Trust Assets to defend themselves or the Trust against all claims of any nature or description arising out of or related to the Trust or its administration, and the Trustees shall be defended, held harmless and indemnified from time to time from the Trust Assets against any and all losses, claims, costs, expenses and liabilities arising out of or relating to the Trust or the performance of their duties as Trustees until such time as it has been finally judicially determined that the Trust has sustained actual loss as the result of their willful misconduct, actual fraud or bad faith. The Trustees shall not be obligated to give any bond or surety or other security for the performance of their duties.

     7.2 Reliance by Trustees. The Trustees may rely, and shall be fully protected personally in acting, upon any resolution, statement, certificate, instrument, opinion, report, notice, request, consent, order or other instrument or document which they believe to be genuine, true or correct. The Trustees may consult with legal counsel and shall be fully protected, and shall not be liable to the Trust or its beneficiaries, in respect of any action taken or suffered by them in accordance with the advice of legal counsel. The Trustees may, but shall not be under any obligation to, seek instructions from an appropriate court concerning any aspect of the acquisition, management or disposition of the Trust Assets.

     7.3 Situs; Venue; Jurisdiction; Waiver of Trial by Jury. The Trustees shall maintain an office in Houston, Texas, which shall be the situs of the Trust. The Company, for itself and its successors and assigns and the Trustees agree that the United States District Court for the Southern District of Texas and the state courts of Texas located in Harris County, Texas shall be the exclusive venues in which any suit may be brought against the Trustees or the Company with respect to any matter relating to the administration of the Trust, and consent that any order, process, notice of motion or other application to or by said court or a judge thereof may be served within or without such court's jurisdiction by mail in accordance with Section 9.1 hereof, or by personal service, provided, that a reasonable time for appearance is allowed, and hereby irrevocably waive any objection that they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Litigation Trust Agreement in such court. The Trustees and the Company, for itself and its successors and assigns, hereby knowingly, voluntarily and intentionally waive (to the extent permitted by applicable law) any right they may have to a trial by jury of any dispute arising under or relating to this Litigation Trust Agreement.

     7.4 Conditions Precedent to Suits Against Trust or Trustees. Prior to final termination of the LiquiBox Lawsuit (including any proceedings to collect any recovery due the Trustees), no person having or claiming to have an interest in the Trust may institute or prosecute any action against the Trust or the Trustees, unless consent to such suit is obtained from the Company.

                                  ARTICLE VIII

                                   TERMINATION

     The Trust shall continue until (A) thirty (30) days after the date on which the Trustees have distributed all of the Trust Assets in accordance with Section
4.2 hereof or (B) if the Trust Assets have been exhausted, thirty (30) days after the Trustees have voted to terminate the Trust, but (C) in no event later than the third anniversary of the date hereof (provided, however, that the Trustees, acting unanimously, may extend such three-year period for an additional period not exceeding three years if necessary in their judgment to fulfill the purpose of the Trust), nor later than one year after final disposition of the Litigation Claims. Upon termination of this Trust, the Trustees shall advise the Company or its successor in interest in writing of its termination. Notwithstanding the foregoing, after the termination of the Trust the Trustees shall have the power to exercise all the powers, authorities and discretions herein conferred until the complete distribution of the property held hereunder.

                                   ARTICLE IX

                                  MISCELLANEOUS

     9.1 Notices.

     (a) All notices, requests or other communications required or permitted to be made in accordance with this Litigation Trust Agreement shall be in writing and shall be delivered personally or by facsimile transmission or mailed by first-class mail:

                  (i)      if to the Trustees, at:

                           Robert A. Hammond, Sr.


                           Facsimile:


                           Robert A. Hammond, Jr.



                           Facsimile:

                           Stephen A. Lee, Esq.
                           Crady, Jewett & McCulley, L.L.P.
                           1400 Two Houston Center
                           909 Fannin
                           Houston, Texas  77010-1006
                           Facsimile:  713-739-8403

                           with copy to:

                           Crady, Jewett & McCulley, L.L.P.
                           Attn:  Stephen A. Lee, Esq.
                           1400 Two Houston Center
                           909 Fannin
                           Houston, Texas  77010-1006
                           Facsimile:  713-739-8403

                  (ii)     if to the Company, at:

                           Great Pines Water Company, Inc.
                           600 North Shepherd, Suite 303
                           Houston, Texas  77007
                           Facsimile:  713-869-6204

     Notices sent by first-class mail shall be deemed delivered five (5) business days after mailing.

     (b) Any entity may change the address at which it is to receive notices under this Litigation Trust Agreement by furnishing written notice in accordance with the provisions of this Section 10.1 to the entity to be charged with knowledge of such change.

     10.2 Effectiveness. This Litigation Trust Agreement shall become effective as of the date hereof.

     10.3 Counterparts. This Litigation Trust Agreement may be executed in one or more counterparts, each of which shall be deemed an original but which together shall constitute but one and the same instrument.

     10.4 Governing Law. This Litigation Trust Agreement shall be governed by, construed under and interpreted in accordance with the laws of the State of Texas without regard to conflicts of laws principles thereof.

     10.5 Headings. Sections, subheadings and other headings used in this Litigation Trust Agreement are for convenience only and shall not affect the construction of this Litigation Trust Agreement.

     10.6 Severability. Any provision of this Litigation Trust Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable any such provision in any other jurisdiction.

     10.7 Successors. This Litigation Trust Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

















                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have executed this Litigation Trust Agreement or caused this Litigation Trust Agreement as of the day and year first above written.

                                 GREAT PINES WATER COMPANY, INC.
                                 By
                                     Name:
                                     Title:
                                 TRUSTEES

                                 Robert A. Hammond, Sr., as Trustee

                                 Robert A. Hammond, Jr., as Trustee

                                 Stephen A. Lee, Esq., as Trustee

                                    EXHIBIT A


     The undersigned hereby acknowledges receipt of a copy of the Litigation Trust Agreement, dated as of the 31st day of March, 1999, between Great Pines Water Company, Inc. and the undersigned as Trustee, and having accepted the Trust under such Agreement, hereby agrees that his sole compensation for services rendered as Trustee shall, in addition to the provisions of the Litigation Trust Agreement for reimbursement of expenses and indemnification, be $[ ] per hour or such greater or lesser amount as the court having jurisdiction thereof may deem reasonable.



                                    By:

                                    EXHIBIT C

                                   ASSIGNMENT

     Assignment (the "Assignment") made as of this 31st day of March, 1999, by Great Pines Water Company, Inc. ("Assignor"), a Texas corporation, to the Trustees (hereinafter referred to as the "Assignees") as set forth in the Litigation Trust Agreement, dated as of the date hereof (the "Litigation Trust Agreement"), between the Assignor and the Assignees.

                                    RECITALS

     WHEREAS, pursuant to the terms of the Litigation Trust Agreement, among other things, the Assignor agreed to absolutely assign to the Assignees and their successors and assigns all of Assignor's rights, title and interest in and to each and every claim (the "Litigation Claims") asserted or which may be asserted by or on behalf of the Assignor in the suit captioned LiquiBox Corporation v. Great Pines Water Co., Inc., No. 98-20198, currently on appeal to the U.S. Court of Appeals for the Fifth Circuit (the "LiquiBox Lawsuit"); and

     WHEREAS, the Assignor desires to transfer to the Assignees all of its rights, title and interest in and to the Litigation Claims subject to the terms and conditions set forth in the Litigation Trust Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in the Litigation Trust Agreement and for other good and valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, Assignor hereby agrees as follows:

                                    ARTICLE I

                                   ASSIGNMENT

     Assignor hereby assigns sets over, transfers, and conveys to the Assignees all of the Assignor's rights, title, interest, claims, and demands in and to the Litigation Claims.

                                   ARTICLE II

                               POWERS OF ASSIGNEES

     The Assignees shall have such powers as are set forth in the Litigation Trust Agreement. The Assignor expressly intends to confer on the Assignees any and all powers that the Assignees deem necessary or expedient to carry out the purposes of this Assignment and the Litigation Trust Agreement. The Assignees may exercise any and every such power as fully and effectively as if such powers were specifically enumerated in this Assignment or the Litigation Trust Agreement.

                                   ARTICLE III

                                  SUBSTITUTION

     The Assignees shall be substituted in the full place and stead of the Assignor, plaintiff in the LiquiBox Lawsuit.

                                   ARTICLE IV

                                POWER OF ATTORNEY

     The Assignor designates and appoints the Assignees and its successors and assigns, Assignor's true and lawful attorney-in-fact, with full power of substitution, having full right and authority in Assignor's name, place and stead:

     (1) To prosecute, appeal, resolve, settle, compromise or otherwise preserve the Litigation Claims and to make all decisions and take all actions necessary or appropriate to prosecute or otherwise pursue the Litigation Claims by litigation in trial or appellate courts, arbitration, alternative dispute resolution, negotiation, settlement or compromise, or to withdraw or abandon the Litigation Claims and terminate the Trust (as defined in the Litigation Trust Agreement), in the same manner and to the same extent as if the Assignees were the sole beneficial owners thereof;

     (2) To ask, demand, receive and enforce and give receipts, releases and satisfactions for and to sue for any and all amounts that may become due or payable to Assignor arising out of the Litigation Claims, and with the same powers in relation to such matters as Assignor could exercise if this Assignment had not been made;

     (3) To file and prosecute any claim or take any other action or proceeding, either in their own name or in the name of Assignor or otherwise, that the Assignees deem proper in order to collect, assert or enforce any claim, right, or title of any kind in or to the Litigation Claims or the payment of any and all amounts that may become due or owing to Assignor arising out of the Litigation Claims, to defend and compromise any and all actions, suits or proceedings in respect of the Litigation Claims, and to do all such acts and things in relation to the Litigation Claims that the Assignees may deem necessary or advisable; and

     (4) To exercise any and all other powers or rights granted to the Assignees under the Litigation Trust Agreement.

                                    ARTICLE V

                         ASSIGNMENT BINDING ON ASSIGNOR

     The Assignor acknowledges that this Assignment is valid and binding on it subject to all of the provisions, terms and conditions of the Litigation Trust Agreement.

                                   ARTICLE VI

                             WAIVER AND MODIFICATION

     No waiver, modification, release, or cancellation of this Assignment or any portion of this Assignment shall be binding unless evidenced by a writing executed by the Assignor and the Assignees or an authorized representative thereof with the same formality as this instrument. ARTICLE VII

                           PERSONS BOUND BY ASSIGNMENT

     This Assignment shall inure to and be binding on the successors and assigns of the Assignor and the Assignees.

                                   ARTICLE VII

                                  GOVERNING LAW

     This Assignment shall be governed by, construed, and enforced in accordance with the laws of the State of Texas, without regard to the conflicts of laws principles thereof.

                                   ARTICLE IX

                                     NOTICES

     All notices, requests or other communications required or permitted to be made in accordance with the terms hereof shall be made pursuant to Section 9.1 of the Litigation Trust Agreement.

                                    ARTICLE X

                                  EFFECTIVENESS

     This Assignment shall become effective as of this 31st day of March, 1999.

                                   ARTICLE XI

                                  COUNTERPARTS

     This Assignment may be executed in one or more counterparts, each of which shall be deemed an original, but which together shall constitute but one and the same instrument.

                                   ARTICLE XII

                                    HEADINGS

     Sections, subheadings and other headings used in this Assignment are for convenience only and shall not affect the construction of this Assignment.

                                  ARTICLE XIII

                                  SEVERABILITY

     Any provision of this Assignment which is prohibited or unenforceable in any jurisdiction, shall not invalidate the remaining provisions hereof, and any said prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable any such provision in any other jurisdiction.

                                   ARTICLE XIV

                             EXECUTION OF DOCUMENTS

     Assignor agrees to execute any additional documents deemed necessary by the Assignees to effectuate this Assignment.







                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, Assignor has caused this Assignment to be duly executed by its officer thereunto duly authorized at Houston, Texas as of this 31st day of March, 1999.

                                        GREAT PINES WATER COMPANY, INC.

                                        By______________________________
                                            Name: Robert A. Hammond, Jr.
                                            Title:President and Chief
                                                  Executive Officer

                                    EXHIBIT D



                  FORM OF OFFICER'S CERTIFICATE OF THE COMPANY


     Great Pines Water Company, Inc., pursuant to Section 6.02(b) of the Agreement and Plan of Merger (the "Agreement") dated as of April 1, 1999 among the Company, Suntory Water Group, Inc. and Suntory Acquisition Corp., hereby represents and warrants to the Parent and the Sub as follows:

     1. Each of the agreements, obligations and conditions under the Agreement which are to be performed or complied with by the Company at or prior to the Effective Time (as defined in the Agreement) have been fully complied with and performed in all material respects, as the case may be, as of the date hereof.

     2. Each of the representations and warranties of the Company set forth in
Article III of the Agreement that are qualified as to materiality are true and correct and each of the representations and warranties of the Company set forth in Article III of the Agreement that are not qualified as to materiality are true and correct in all material respects on and as of the date hereof as if made on and as of this date.

     3. Attached hereto as Annex I is a statement of the Company, pursuant to Treasury Regulation Section 1.1445-2(c)(3), certifying that none of the interests in the Company held by the Company's shareholders or option holders are U.S. real property interests for purposes of Section 1445 of the Internal Revenue Code of 1986.

     The delivery of this certificate in no way diminishes the representations, covenants and warranties set forth in the Agreement.

     Capitalized terms not defined herein shall have the meanings given such terms in the Agreement.

Dated:   [__________ __], 1999       GREAT PINES WATER COMPANY, INC.


                                     By:___________________________
                                       [Name]
                                       [Title]

                  FORM OF SECRETARY'S CERTIFICATE OF THE COMPANY

     This certificate is furnished in connection with that certain Agreement and Plan of Merger (the "Agreement") dated as of April 1, 1999 among Great Pines Water Company, Inc., a Texas corporation, Suntory Water Group, Inc., a Delaware corporation and Suntory Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of the Parent.

     The undersigned hereby certifies on behalf of the Company that:

     1. Attached hereto as Exhibit A is a true, correct and complete copy of the Amended and Restated Articles of Incorporation of the Company as in effect from [ ] through the date hereof;

     2. Attached hereto as Exhibit B is a true, correct and complete copy of the By-Laws of the Company as in effect from [ ] through the date hereof;

     3. Attached hereto as Exhibit C is a true, correct and complete copy of a Long Form Good Standing Certificate of the Company issued by the State of Texas;

     4. Attached hereto as Exhibit D is a true copy of resolutions duly adopted by the Board of Directors of the Company on March [________], 1999. The resolutions contained in Exhibit D, which constitute all the resolutions adopted by the Board of Directors of the Company with respect to the transactions contemplated by the Agreement, the Stock Option Agreement and the Purchase Agreements have not been modified, amended, rescinded or revoked and are in full force and effect on the date hereof.

     5. Each person who executed, on behalf of the Company, the Agreement or any other document delivered pursuant thereto or in connection with the transactions contemplated thereby was duly elected or appointed, qualified and acting on behalf of the Company, and the signatures of such persons appearing on such documents were and are their genuine signatures.

     Capitalized terms not defined herein shall have the meanings given such terms in the Agreement.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate this [___] day of [_____]1999.

                                                     _______________________
                                                     Name:
                                                     Title:  Secretary

     I, [        ], President of Great Pines Water Company, Inc. hereby certify
that [     ] is the duly elected, qualified and acting Secretary of Great Pines
Water Company, Inc. and that the signature appearing above is his genuine signature.

     IN WITNESS WHEREOF, I have hereunto set my hand as of this [___] day of [ ], 1999.

                                                     ______________________
                                                     Name:
                                                     Title:  Vice President

                                    EXHIBIT E


                   FORM OF OFFICER'S CERTIFICATE OF THE PARENT


     Suntory Water Group, Inc., pursuant to Section 6.03(b) of the Agreement and Plan of Merger (the "Agreement") dated as of April 1, 1999 among the Great Pines Water Company, Inc., the Parent and Suntory Acquisition Corp., hereby represents and warrants to the Company as follows:

     1. Each of the agreements, obligations and conditions under the Agreement which are to be performed or complied with by the Parent at or prior to the Effective Time (as defined in the Agreement) have been fully complied with and performed in all material respects, as the case may be, as of the date hereof.

     2. Each of the representations and warranties of the Parent set forth in
Article IV of the Agreement that are qualified as to materiality are true and correct and each of the representations and warranties of the Parent set forth in Article IV of the Agreement that are not qualified as to materiality are true and correct in all material respects on and as of the date hereof as if made on and as of such date.

     The delivery of this certificate in no way diminishes the representations, covenants and warranties set forth in the Agreement.

     Capitalized terms not defined herein shall have meanings given such terms in the Agreement.

Dated:   [__________ __], 1999                        SUNTORY WATER GROUP, INC.


                                                      By:______________________
                                                        [Name]
                                                        [Title]

                  FORM OF SECRETARY'S CERTIFICATE OF THE PARENT

     This certificate is furnished in connection with that certain Agreement and Plan of Merger (the "Agreement") dated as of April 1, 1999 among Great Pines Water Company, Inc., a Texas corporation, Suntory Water Group, Inc., a Delaware corporation and Suntory Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of the Parent.

     The undersigned hereby certifies on behalf of the Parent that:

     1. Attached hereto as Exhibit A is a true, correct and complete copy of the Certificate of Incorporation of the Parent as in effect from September 20, 1985 through the date hereof;

     2. Attached hereto as Exhibit B is a true, correct and complete copy of the By-Laws of the Parent as in effect from [ ] through the date hereof;

     3. Attached hereto as Exhibit C is a true, correct and complete copy of a Long Form Good Standing Certificate of the Parent issued by the State of Delaware;

     4. Attached hereto as Exhibit D is a true copy of resolutions duly adopted by the Board of Directors of the Parent on March [__], 1999. The resolutions contained in Exhibit D, which constitute all the resolutions adopted by the Board of Directors of the Parent with respect to the transactions contemplated by the Agreement, the Stock Option Agreement and the Purchase Agreements have not been modified, amended, rescinded or revoked and are in full force and effect on the date hereof.

     5. Each person who executed, on behalf of the Parent, the Agreement or any other document delivered pursuant thereto or in connection with the transactions contemplated thereby was duly elected or appointed, qualified and acting on behalf of the Parent and the signatures of such persons appearing on such documents were and are their genuine signatures.

     Capitalized terms not defined herein shall have the meanings given such terms in the Agreement.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate this [__] day of [__________], 1999.

                                                     ______________________
                                                     Name:
                                                     Title:  Vice President


     I, [____________], Vice President of Suntory Water Group, Inc., hereby certify that [________] is the duly elected, qualified and acting Secretary of Suntory Water Group, Inc. and that the signature appearing above is his genuine signature.

     IN WITNESS WHEREOF, I have hereunto set my hand as of this [__] day of [___________], 1999.

                                                     ______________________
                                                     Name:
                                                     Title:  Vice President

                    FORM OF OFFICER'S CERTIFICATE OF THE SUB


     Suntory Acquisition Corp., pursuant to Section 6.03(b) of the Agreement and Plan of Merger (the "Agreement")dated as of April 1, 1999 among Great Pines Water Company, Inc., Suntory Water Group, Inc. and Suntory Acquisition Corp., hereby represents and warrants to the Company as follows:

     1. Each of the agreements, obligations and conditions under the Agreement which are to be performed or complied with by the Sub at or prior to the Effective Time (as defined in the Agreement) have been fully complied with and performed in all material respects, as the case may be, as of the date hereof.

     2. Each of the representations and warranties of the Sub set forth in
Article IV of the Agreement that are qualified as to materiality are true and correct and each of the representations and warranties of the Parent set forth in Article IV of the Agreement that are not qualified as to materiality are true and correct in all material respects on and as of the date hereof as if made on and as of such date.

     The delivery of this certificate in no way diminishes the representations, covenants and warranties set forth in the Agreement.

     Capitalized terms not defined herein shall have the meanings given such terms in the Agreement.

Dated:   [__________ __], 1999                    SUNTORY ACQUISITION CORP.

                                                  By:______________________
                                                     [Name]
                                                     [Title]

                   FORM OF SECRETARY'S CERTIFICATE OF THE SUB

     This certificate is furnished in connection with that certain Agreement and Plan of Merger (the "Agreement") dated as of April 1, 1999, among Great Pines Water Company, Inc., a Texas corporation, Suntory Water Group, Inc., a Delaware corporation and Suntory Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of the Parent.

     The undersigned hereby certifies on behalf of Sub that:

     1. Attached hereto as Exhibit A is a true, correct and complete copy of the Articles of Incorporation of the Sub as in effect from [___________] through the date hereof;

     2. Attached hereto as Exhibit B is a true, correct and complete copy of the By-Laws of the Sub as in effect from [_______] through the date hereof;

     3. Attached hereto as Exhibit C is a true, correct and complete copy of a Long Form Good Standing Certificate of the Sub issued by the State of Texas;

     4. Attached hereto as Exhibit D is a true copy of resolutions duly adopted by the Board of Directors of the Sub on March [__], 1999. The resolutions contained in Exhibit D, which constitute all the resolutions adopted by the Board of Directors of the Sub with respect to the transactions contemplated by the Agreement, have not been modified, amended, rescinded or revoked and are in full force and effect on the date hereof.

     5. Each person who executed, on behalf of Purchaser, the Agreement or any other document delivered pursuant thereto or in connection with the transactions contemplated thereby was duly elected or appointed, qualified and acting on behalf of Purchaser, and the signatures of such persons appearing on such documents were and are their genuine signatures.

     Capitalized terms not defined herein shall have the meanings given such terms in the Agreement.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate this [__] day of [___________], 1999.

                                                     __________________
                                                     Name:
                                                     Title:  Secretary


     I, [ ] of Suntory Acquisition Corp., hereby certify that [ ] is the duly elected, qualified and acting Secretary of Suntory Acquisition Corp. and that the signature appearing above is his genuine signature.

     IN WITNESS WHEREOF, I have hereunto set my hand as of this [__] day of [___________], 1999.


                                                     ___________________
                                                     Name:
                                                     Title:

                                                                     EXHIBIT 4

                                                                  EXECUTION COPY
                                                                  --------------

================================================================================


                            STOCK PURCHASE AGREEMENT

                            dated as of April 1, 1999


                                     between


                            SUNTORY WATER GROUP, INC.


                                       and


                             ROBERT A. HAMMOND, SR.

================================================================================

                            STOCK PURCHASE AGREEMENT


     STOCK PURCHASE AGREEMENT dated as of April 1, 1999 between SUNTORY WATER GROUP, INC., a Delaware corporation (the "Purchaser") and Robert A. Hammond, Sr. (the "Seller").

                                    RECITALS


     WHEREAS, the Purchaser, Suntory Acquisition Corp., a Texas corporation and wholly-owned subsidiary of the Purchaser (the "Sub") and Great Pines Water Company, Inc., a Texas corporation (the "Company") are concurrently herewith entering into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement");

     WHEREAS, in connection with the Merger Agreement, the Purchaser wishes to purchase from the Seller, and the Seller wishes to sell to the Purchaser, an aggregate of 570,069 shares of the Company's Common Stock, $0.01 par value (the "Shares"); and

     WHEREAS, the Purchaser and the Seller are entering into this Agreement to provide for such purchase and sale and to establish various rights and obligations in connection therewith.

     NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto hereby agree as follows:

                                    ARTICLE I

                            DEFINITIONS; CONSTRUCTION

     SECTION 1.1. Definitions. (a) Except where the context otherwise requires, the following terms, as used herein, have the following meanings:

     "Acquisition Transaction" means any tender offer or exchange offer, any merger, consolidation, liquidation, dissolution, recapitalization, reorganization or other business combination, any acquisition, sale or other disposition of all or a substantial portion of the assets or securities of the Company or any other similar transaction involving the Company, its securities or any of its material subsidiaries or divisions.

     "Acquisition Event" means the consummation of any (i) Acquisition Transaction or (ii) series of transactions that results in any person, entity or "group" (other than the Purchaser, the Sub or any of their affiliates) acquiring more than 25% of the Company's outstanding voting stock or capital stock or assets of the Company (through any open market purchases, merger, consolidation, recapitalization, reorganization or other business combination).

     "Additional Consideration" has the meaning set forth in the Merger
Agreement.

     "Affiliate" means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person.

     "Agreement" means this Stock Purchase Agreement, as amended from time to time in accordance with its terms.

     "Applicable Law" means all applicable provisions of all (i) constitutions, statutes, treaties, rules, regulations and orders of Governmental Authorities,
(ii) Governmental Approvals and (iii) orders, decisions, judgments and decrees of all courts and arbitrators.

     "Base Consideration" has the meaning set forth in the Merger Agreement.

     "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities, as determined pursuant to Rule 13d-3 under the Exchange Act, including pursuant to any agreement, arrangement or understanding, whether or not in writing.

     "Business Day" means any day other than a day which is a Saturday, Sunday or a day on which commercial banks in New York City are required or authorized to be closed.

     "Closing" has the meaning set forth in Section 2.2.

     "Closing Date" has the meaning set forth in Section 2.2.

     "Company" has the meaning set forth in the Recitals hereto.

     "Contract" means any contract, indenture, agreement, other contractual restriction, lease, instrument, certificate of incorporation or charter or by-law.

     "Dollars" and the symbol "$" means lawful money of the United States of America.

     "Effective Time" has the meaning set forth in the Merger Agreement.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Expiration Date" has the meaning set forth in the Merger Agreement.

     "Governmental Approval" means any authorization, consent, approval, license or exemption of, registration or filing with, or report or notice to, any Governmental Authority.

     "Governmental Authority" means any governmental or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of any such government or political subdivision, or any court, tribunal, grand jury or other body exercising judicial functions of or pertaining to government, in each case whether foreign or domestic.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Lien," as applied to the property or assets (or the income or profits therefrom) of any Person, means (in each case, whether the same is consensual or nonconsensual or arises by Contract, operation of law, legal process or otherwise): any mortgage, lien, pledge, attachment, levy, charge or other security interest, contractual restriction on any transfer or other disposition or encumbrance of any kind in respect of any property of such Person, or upon the income or profits therefrom.

     "Liquidation Date" has the meaning set forth in the Litigation Trust Agreement.

     "Litigation Trust Agreement" means Litigation Trust Agreement dated as of March 31, 1999 between the Company and the Trustees (as defined therein).

     "Merger" has the meaning set forth in the Merger Agreement.

     "Merger Agreement" has the meaning set forth in the Recitals hereto.

      "Person" means an individual, corporation, partnership, limited liability company, trust, unincorporated organization or other entity, a government or any agency or political subdivision thereof.

     "Purchaser" has the meaning set forth in the Recitals hereto.

     "Record Owner", as to any Share, means the holder of record of such Share as indicated on the stock book of the Company.

     "Securities Act" means the Securities Act of 1933, as amended.

     "SEC" means the U.S. Securities and Exchange Commission.

     "Seller" has the meaning set forth in the Recitals hereto.

     "Shares" has the meaning set forth in the Recitals hereto.

     "Sub" has the meaning set forth in the Recitals hereto.

     "TBCA" means the Texas Business Corporation Act, as amended.

     "Trust" means the trust formed pursuant to the Trust Agreement.

     "Trust Agreement" means the Joshua Slocum Hammond Trust Agreement, dated May 11, 1993, by and between Robert A. Hammond, Sr. and Robert A. Hammond, Jr. as trustee for the sole benefit of Joshua Slocum Hammond, with Cynthia Hammond as substitute trustee in place of Robert A. Hammond, Jr. as of December 18, 1997.

     SECTION 1.2. Construction. (a) The words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not any particular provision of this Agreement.

     (b) Where the context so indicates or requires, the masculine, feminine or neuter gender, and the singular or plural number, shall be deemed to be or include the other genders or number, as the case may be.

     (c) The table of contents and the headings and subheadings of the sections of this Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof. Except as otherwise indicated, references herein to any "Section" or "Exhibit" mean a Section of, or an Exhibit to, this Agreement, as the case may be.

     (d) Except where the context otherwise requires, the word "including" means "including without limitation."

     (e) All Exhibits attached to this Agreement or expressly identified herein are incorporated herein by reference and made a part hereof.

                                   ARTICLE II

                           PURCHASE AND SALE OF SHARES


     SECTION 2.1. Commitment to Purchase; Purchase Price. Subject to the terms and conditions set forth herein and in reliance on the representations and warranties contained herein, the Seller agrees to sell to the Purchaser and the Purchaser agrees to purchase from the Seller the Shares for (i) an amount in cash per Share equal to the Base Consideration and (ii) an amount per Share equal to the Additional Consideration, which shall be payable in cash promptly after the Liquidation Date unless the Merger Agreement has been terminated in accordance with the terms thereof prior to the consummation of the Merger. In the event the Merger Agreement has been terminated in accordance with the terms thereof prior to the consummation of the Merger, the Liquidation Date has occurred and the Purchaser has received any of the Net Proceeds from the Company, the Purchaser shall promptly following such receipt pay the Seller in lieu of the Additional Consideration (i) an amount per Share equal to the amount of the Net Proceeds actually so received by the Purchaser less (ii) any taxes that are paid or payable by the Purchaser in connection with such receipt less
(iii) any expenses incurred by the Purchaser in making the payment required by this sentence. No interest will be paid or accrued on the cash payable pursuant to this Section 2.1.

     SECTION 2.2. The Closing. (a) The purchase and sale of the Shares shall take place at a closing (the "Closing") at the offices of Crady, Jewett & McCulley in Houston, Texas on April 1, 1999 or on such other date and in such other place as the Purchaser and the Seller may agree in writing (the "Closing Date").

     (b) At the Closing, (i) the Seller shall deliver to the Purchaser certificates representing the Shares duly endorsed in blank or accompanied by stock powers duly executed in favor of the Purchaser, and such other documents as may be necessary for the Purchaser to be registered in the books of the Company as the owner of the Shares and (ii) the Purchaser shall deliver by wire transfer immediately available funds in the amount of $3,346,305.03 (representing the aggregate Base Consideration for the Shares to Subaccount No. 00103285434 at Chase Bank, Houston, Texas (ABA No. 113000609). Promptly after the Closing, the Seller shall cause (i) the Purchaser to be registered on the stock book of the Company as the Record Owner of the Shares and (ii) the Company to issue in the name of the Purchaser new certificates representing the Shares in exchange for the certificates delivered by the Seller at the Closing.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER


     SECTION 3.1. Ownership; Good Title. The Seller has good and valid title to the Shares, free and clear of all Liens . Upon the sale and delivery of, and payment for, the Shares as provided herein, the Purchaser shall acquire good and valid title to the Shares, free and clear of all Liens.

     SECTION 3.2. Legal Competence and Binding Effect. The Seller has the legal competence, and has taken all necessary action, to deliver the Shares and to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by the Seller. This Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

     SECTION 3.3. Consents and Approvals; No Violation. The execution and delivery of this Agreement by the Seller and the consummation of the transactions contemplated hereby do not and will not (i) require any material Governmental Approval (except for any Exchange Act filings required in connection with the Merger); (ii) violate or conflict with, result in a breach of, or constitute a default under, (A) any material Contract to which the Seller is a party or by which the Seller may be bound or (B) any material Applicable Law, (iii) result in or require the creation of any Lien upon the Shares, or
(iv) result in aggregate liabilities to the Company in excess of $20,000.

     SECTION 3.4. Accuracy of Information. All data, certificates, reports, statements, opinions of counsel, documents and other information furnished by the Seller to the Purchaser pursuant to any provision of this Agreement or in connection with or pursuant to any amendment or modification of, or waiver under, this Agreement, shall, at the time the same are so furnished, but in the case of information dated as of a prior date, as of such date, be complete and correct in all material respects. The furnishing of such data, certificates, reports, statements, opinions of counsel, documents and other information shall constitute a representation and warranty by the Seller made on the date the same are furnished to the Purchaser.

     SECTION 3.5. Solicitation. No form of general solicitation or general advertising was used by the Seller or, to the best of their knowledge, any other Person acting on behalf of the Seller (excluding the Purchaser and its Affiliates) in connection with the offer and sale of the Shares. Neither the Seller nor any Person acting on behalf of the Seller (excluding the Purchaser and its Affiliates) has, either directly or indirectly, sold or offered for sale to any Person any of the Shares or any other similar security of the Company so as thereby to subject the offer or sale of the Shares to the provisions of
Section 5 of the Securities Act, and neither the Seller nor any Person acting on their behalf (excluding the Purchaser and its Affiliates) will sell or offer for sale to any Person any such security to, or solicit any offers to buy any such security from, or otherwise approach or negotiate in respect thereof with, any Person or Persons so as thereby to bring the offer or sale of the Shares within the provisions of Section 5 of the Securities Act.

     SECTION 3.6 No Securities Act Filing. No registration statement filing with the SEC, pursuant to the Securities Act, is required in order to execute this Agreement and consummate the transactions contemplated hereunder.

     SECTION 3.7 Capitalization; State Takeover Statute Inapplicable. The representations and warranties of the Company set forth in Sections 3.02 and
3.20 of the Merger Agreement are true and correct.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

     SECTION 4.1. Organization and Qualification. The Purchaser is a duly organized and validly existing corporation in good standing under the laws of the state of its incorporation with all requisite corporate power and authority to own its properties and conduct its business as currently conducted.

     SECTION 4.2. Authorization and Binding Effect. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate proceedings on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser. This Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and general principles of equity (whether considered in a proceeding in equity or at law).

     SECTION 4.3. Consents and Approvals; No Violation. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or result in any breach of any provision of the respective Articles of Incorporation or Bylaws (or other similar governing documents) of the Purchaser; (ii) require any Governmental Approval, except (A) as may be required under, the HSR Act, the Exchange Act, the TBCA, the "takeover" or "blue sky" laws of various states, or
(B) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not, individually or in the aggregate, have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby; (iii) violate or conflict with, result in a breach of, or constitute a default under (A) any Contract to which the Purchaser is a party or by which the Purchaser may be bound except for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby, or (B) any Applicable Law.

     SECTION 4.4. Purchase for Investment. The Purchaser represents and warrants to the Seller that:

              (a) the Purchaser is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act and the Shares to be acquired by it pursuant to this Agreement are being acquired for its own account. The Purchaser acknowledges that the Shares have not been registered under the Securities Act and that the Seller has no obligation to register the Shares. Neither the Purchaser nor any of its Affiliates has sold or offered for sale any of the Shares to any Person and the Purchaser will not offer, sell, transfer, pledge or otherwise dispose of the Shares, unless pursuant to a transaction either registered, or exempt from registration, under the Securities Act; and

              (b) the Purchaser has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares, and the Purchaser is capable of bearing the economic risks of such investment.

                                    ARTICLE V

                         CONDITIONS PRECEDENT TO CLOSING

     SECTION 5.1. Conditions to Purchaser's Obligations. The obligation of the Purchaser to purchase the Shares to be sold by the Seller hereunder is subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

              (a) The representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date, the Seller shall have performed and complied in all material respects with all agreements required by this Agreement (including the covenants in Article VI hereof) to be performed or complied with by the Seller at or prior to the Closing Date and the Purchaser shall have received a certificate signed by the Seller evidencing the foregoing.

              (b) The representations and warranties of the Company contained in the Merger Agreement that are qualified as to materiality are true and correct, and the representations and warranties of the Company contained in the Merger Agreement that are not so qualified are true and correct in all material respects, in each case on and as of the Closing Date as if made on and as of such date and the Purchaser shall have received a certificate signed by an officer of the Company evidencing the foregoing.

              (c) No statute, rule, regulation, order, decision, judgment, decree, writ or injunction shall have been enacted, entered, issued, promulgated or enforced by Governmental Authority against the Purchaser or the Seller and be in effect that prohibits or restricts the execution of this Agreement or the consummation of the transactions contemplated hereunder or makes such execution or consummation illegal (each party agreeing to use its reasonable best efforts to have such prohibition lifted).

              (d) Any Governmental Approval necessary for the execution of this Agreement and the transactions contemplated hereunder shall have been obtained.

              (e) The Company shall have finalized and prepared for filing with the SEC immediately following the Closing the Information Statement (as defined in the Merger Agreement) pursuant to Section 5.08 of the Merger Agreement.

              (f) The value of the Company's operating assets less the value of the Company's operating liabilities, as calculated in the manner set forth in Exhibit A attached hereto, shall be no less than $175,000 as of the Closing Date and the Purchaser shall have received a certificate signed by an officer of the Company evidencing the foregoing.

              (g) The Purchaser shall have received an opinion from Crady, Jewett & McCulley, L.L.P. with respect to the matters set forth in Sections 3.1, 3.2, 3.3 and 3.7 of this Agreement, dated as of the Closing Date, substantially in the form attached as Exhibit B hereto.

              (h) The Seller shall have received an opinion from Cleary, Gottlieb, Steen & Hamilton with respect to the matters set forth in Sections 4.1 and 4.2 of this Agreement, dated as of the Closing Date, substantially in the form attached as Exhibit C hereto.

              (i) The Purchaser shall have received from the Company the statement described in Treasury Regulation Section 1.1445-2(c)(3) certifying that none of the interests in the Company held by the Company's shareholders or option holders are U.S. real property interests for purposes of Section 1445 of the Internal Revenue Code of 1986. Such statement must be complete, accurate and valid as of the Closing Date, and the Purchaser shall have received a certificate signed by an officer of the Company evidencing the foregoing and attaching such statement.

              (j) The Seller shall have furnished to the Purchaser such further information, certificates and documents as the Purchaser may reasonably request, provided, however, that such information, certificates or documents do not extend or enlarge the representations and warranties of the Seller pursuant to this Agreement or of the Company pursuant to the Merger Agreement.

              (k) The conditions to the consummation of the transactions under each of the other Purchase Agreements (as defined in the Merger Agreement) shall have been satisfied or waived, and such transactions shall have been consummated concurrently with the Closing.

              (l) Robert A. Hammond, Jr. and Robert A. Hammond, Sr. shall have entered into non-disclosure, non-solicitation and non-competition agreements, each substantially in the form attached as Exhibit D hereto.

     SECTION 5.2. Conditions to Seller's Obligations. The obligation of the Seller to sell the Shares to the Purchaser pursuant to this Agreement is subject to the satisfaction, at or prior to the Closing Date, of the following condition:

     The representations and warranties of the Purchaser contained herein shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date and the Purchaser shall have performed and complied in all material respects with all agreements required by this Agreement to be performed or complied with by the Purchaser at or prior to the Closing Date.

                                   ARTICLE VI

                                    COVENANTS

     SECTION 6.1. Other Transfers. The Seller shall not sell, transfer or otherwise dispose of his or her Shares except pursuant to this Agreement, and shall not subject any of his or her shares to any Lien.

     SECTION 6.2. Merger Agreement Compliance. The Seller shall take all reasonable action within his or her power and authority to cause the Company to comply with all of its obligations under the Merger Agreement. Notwithstanding anything to the contrary contained in the foregoing sentence, nothing shall prevent the Seller from resigning as an officer and/or director of the Company after the earlier of the Effective Time and July 1, 1999.

     SECTION 6.3. No Shop. The Seller shall not encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide any non-public information to, or afford any access to the properties, books or records of the Company, or otherwise assist or facilitate, any Person (other than the Purchaser or the Sub or any affiliate of the Purchaser or the Sub) concerning any Acquisition Transaction.

     SECTION 6.4. Voting of Shares; Proxy. (a) At any meeting of stockholders of the Company or in connection with any written consent of stockholders of the Company in lieu of a meeting having a record date occurring prior to the Closing, the Seller shall vote (or cause to be voted) all of the Shares, and any other shares of Common Stock of the Company acquired by the Seller after the date hereof and prior to the termination of the Merger Agreement in accordance with its terms, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination or otherwise Beneficially Owned by the Seller as of the applicable record date (other than Shares that are not then outstanding), (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms of the Merger Agreement and the plan of merger set forth therein, and each of the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof and hereof; (ii) against an election of new members of the Board of Directors of the Company, except where such vote is cast in favor of the nominees of a majority of the existing directors of the Company, (iii) against any Acquisition Event (other than with the Purchaser, the Sub or any affiliates thereof); (iv) against any change in the present capitalization of the Company (other than in connection with the transactions contemplated by the Merger Agreement), including any proposal to sell any material equity interest in the Company; (v) against any amendment to the Company's Articles of Incorporation (other than in connection with the transactions contemplated by the Merger Agreement); (vi) against any other action or agreement that could reasonably be expected to or is intended to result in a breach by the Company under the Merger Agreement; and (vii) against any other action that could reasonably be expected to or is intended to interfere with, delay or otherwise adversely affect the Merger or any transaction contemplated by the Merger Agreement or this Agreement. The Stockholders shall have no obligation under this Section 6.4 after the earlier of (A) the Effective Time and (B) the termination of the Merger Agreement in accordance with its terms. The Seller shall not enter into any agreement, arrangement or understanding with any Person the effect of which would be inconsistent or violative of the provisions and agreements contained in this
Section 6.4.

     (b) Irrevocable Proxy. The Seller hereby grants to, and appoints, Purchaser and any designee of Purchaser, and each of them individually, the Seller's irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the Seller's shares as indicated in section 6.4(a) above. The Seller intends this proxy to be irrevocable and coupled with an interest and will take any further action required to render such proxy effective and hereby revokes any proxy previously granted by the Seller with respect to the Seller's shares.

     SECTION 6.5. Notices. The Seller shall immediately notify the Purchaser (i) of the commencement of any actions, suits or proceedings or investigations in any court or before any arbitrator of any kind or by or before any governmental or non-governmental body against or in any other way relating adversely to or affecting this Agreement or the Shares; (ii) if any of the representations and warranties made by the Seller in this Agreement at any time ceases to be true and correct in any material respect; or (iii) if any default by the Seller in the performance of its obligations under this Agreement occurs.

                                   ARTICLE VII

                                   TERMINATION

     SECTION 7.1. Termination. This Agreement may be terminated at any time prior to the Closing Date:

             (a) by the Purchaser, if the Seller shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under this Agreement, or any of the representations and warranties of the Seller set forth in this Agreement shall not be true and correct in all material respects when made or at any time prior to the Closing Date as if made on and as of such date, and the Seller fails to remedy such breach within 7 days written notice thereof by the Purchaser;

             (b) by the Purchaser, if any of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct in all material respects when made or at any time prior to the Closing Date as if made on and as of such date, and the Company fails to remedy such breach within 10 days written notice thereof by the Purchaser; or

             (c) by the Seller, if the Purchaser shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under this Agreement, or any of the representations and warranties of the Seller set forth in this Agreement shall not be true and correct in all material respects when made or at any time prior to the Closing Date as if made on and as of such date, and the Purchaser fails to remedy such breach within 7 days written notice thereof by the Seller.

     SECTION 7.2. Effect of Termination. If this Agreement is terminated pursuant to Section 7.1 hereof, this Agreement, except for the provisions of
Section 8.4, shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. Nothing in this Section 7.2 shall relieve any party to this Agreement of liability for breach of this Agreement.

                                  ARTICLE VIII

                                  MISCELLANEOUS

     SECTION 8.1. Notices. All notices, demands and other communications hereunder shall be in writing (including telecopier or similar writing) and shall be given to the party to whom it is addressed at such party's address, as set forth on the signature pages hereof, or as such party may hereinafter specify for the purpose by notice to the other party. Each such notice, demand or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified on the signature page hereof and confirmation is received, (ii) if given by overnight courier, one (1) Business Day after deposit thereof with a national overnight courier service, or
(iii) if given by any other means, when delivered at the address specified in this Section 7.1.

     SECTION 8.2. Waivers; Remedies; Amendments. (a) No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any party at law or in equity or otherwise.

     (b) This Agreement shall not be amended modified other than by a written instrument executed by each of the parties hereto.

     SECTION 8.3. Successors and Assigns. This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto and their respective successors and assigns provided, however, the Seller shall not assign any of their rights or delegate any of their duties hereunder without the prior written consent of the Purchaser.

     SECTION 8.4. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, except that matters of corporate law shall be governed by the TBCA.

     SECTION 8.5. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     SECTION 8.6. Counterparts. This Agreement may be executed in any number of counterparts each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

     SECTION 8.7. Survival of Representations and Warranties and Covenants. The representations and warranties contained in this Agreement, except for those representations and warranties contained in Sections 3.1, 3.2, 3.3 and 3.7, shall not survive beyond the Closing Date. The covenants contained in Article VI of this Agreement shall not survive beyond the earlier of the Effective Time and the termination of the Merger Agreement.

                  [Remainder of page left intentionally blank.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers, as of the date first above written.


                                          SUNTORY WATER GROUP, INC.


                                          By: /s/  David A. Krishock
                                              ----------------------
                                             Name:  David A. Krishock
                                             Title: President and Chief
                                                    Executive Officer

                                          2141 Powers Ferry Road
                                          Marietta, GA 30067
                                          Telecopy Number: 770-956-9495


                                          ROBERT A. HAMMOND, SR.


                                              /s/  Robert A. Hammond, Sr.
                                              ---------------------------



                                          Telecopy Number:

                                                                       Exhibit A
TEXAS PREMIUM
BALANCE SHEET COMPARISONS

                                                                                                                      Forecast
                             December      December                     September      December                       February
                               1997          1998         Delta           1998           1998        Delta              1999
                           ------------- -------------- -----------   -------------- -------------- ---------        ---------
Cash                             342         1,082            740         1,117          1,082         (35)           1,017
Marketable securities            177             -           (177)            -              -           -                -
Accounts receivable              942           627           (315)          792            627        (165)             642
Inventory                         75            72             (3)           58             72          14               72
Prepaid expenses                  39            19            (20)           28             19          (9)              19
Prepaid insurance                286           288              2            52            288         236              236
Other current assets              14            25             11             3             25          22               18
                           ------------- -------------- -----------   -------------- -------------- ---------     ------------
Total Current Assets           1,875         2,113            238         2,050          2,113          63            2,004

Accounts payable                 311           239            (72)          320            239         (81)             213
Customer deposits              1,088           934           (154)          941            934          (7)             891
Accrued liabilities              286           292              6           301            292          (9)             313
Note payable / insurance         251           252              1             -            252         252              190
                           ------------- -------------- -----------   -------------- -------------- ---------     ------------
Total Current Liabilities      1,936         1,717           (219)        1,562          1,717         155            1,607

Working Capital                  (61)          396            457           488            396         (92)             397

Legal Fees - Steven Lee                                         -                                        -              (75)
Legal Fees - SEC Attorney                                       -                                        -              (75)
Proxy Filing Fees                                               -                                        -               (5)
Fairness Opinion                                                -                                        -              (50)
Other                                                           -                                        -              (15)
                           ------------- -------------- -----------   -------------- -------------- ---------     ------------

Remaining Working Capital        (61)          396            457           488            396         (92)             177
                           ============= ============== ===========   ============== ============== =========     ============

------------------------------------------------------------------------------------------------------------------------------

Current portion of
capital leases                    74            10            (64)           10             10           -                4
Current portion
of long term debt              1,008           840           (168)          845            840          (5)             853
Long term debt                 2,871         1,740         (1,131)        1,935          1,740        (195)           1,585
Capital leases
                           ------------- -------------- -----------   -------------- -------------- ---------    ------------

Total Debt                     3,953         2,590         (1,363)        2,790          2,590        (200)           2,442
                           ============= ============== ===========   ============== ============== =========    ============

February forecast supplied by Kevin Vigneaux

                                    EXHIBIT B

                [LETTERHEAD OF CRADY, JEWETT & McCULLEY, L.L.P.]




                                    [ ], 1999


Suntory Water Group, Inc.
Suntory Acquisition Corp.
2141 Powers Ferry Road
Marrietta, Georgia 30067

     Re: Separate Stock Purchase Agreements Between (1) Robert A. Hammond, Sr., Robert A. Hammond, Jr., and Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust ("Sellers") and (2) Suntory Water Group, Inc. ("Suntory")

Gentlemen:

     Our firm has acted as special counsel for Robert A. Hammond, Sr., Robert A. Hammond, Jr., and Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust in connection with (i) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Sr. and SWG, (ii) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Jr. and SWG and (iii) the Stock Purchase Agreement dated as of April 1, 1999 between Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust, and SWG (collectively, the "Agreements").

     As counsel to the Seller, we have reviewed the following documents and instruments ("the Transaction Documents"):

          (i)  the Agreements;

          (ii) the Stock Purchase Agreement dated as of April 1, 1999 between Nick A. Baki and SWG;

          (iii) the Stock Option Agreement dated as of April 1, 1999 between the Company and SWG; and

          (iv) the Agreement and Plan of Merger (the "Merger Agreement") dated as of April 1, 1999 among SWG, Suntory Acquisition Corp. and Great Pines Water Company, Inc. (the "Company").

     In addition to the Transaction Documents, other documents we have examined in rendering this opinion, and upon which we have relied, include the following:

          (i)  the Articles of Incorporation of the Company;

          (ii) the Bylaws of the Company;

          (iii) the Trust Agreement of the Joshua Slocum Hammond Trust;

          (iv) copies of resolutions adopted by the Board of Directors of the Company authorizing the execution, delivery and performance of the Transaction Documents;

          (v) Certificate of the President and Chief Executive Officer of the Company, dated the date hereof, certifying as to certain factual matters, including (i) any material contract that requires the Company to give notice, obtain consent or prohibits the contemplated transaction and (ii) the existence of any outstanding court order restricting or prohibiting the contemplated transaction.

     We have been furnished with originals or copies, identified to our satisfaction, of the documents described above. As to questions of fact material to our opinions, we have, where relevant facts were not independently verified, relied upon the certificates of and discussions with officers of the Company.

     Based upon the foregoing and subject to the qualifications set forth below, it is our opinion that:

1. Each of the Sellers has good and valid title to the Shares, free and clear of all Liens. Upon the sale and delivery of, and payment for, the Shares provided herein, the Purchaser shall acquire good and valid title to the Shares, free and clear of all Liens.

2. Cynthia Hammond is the sole trustee of the Joshua Slocum Hammond Trust and has all requisite power and authority under the Trust Agreement to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

3. Each of the Sellers has the legal competence and has taken all necessary actions to deliver the Shares of the Common Stock of the Company as contemplated in the Agreement to which he or she is a party and to execute, deliver and perform the Agreement to which he or she is a party.

4. Each of the Sellers has duly and validly executed and delivered the Agreement to which he or she is a party.

5. The Agreement to which he or she is a party constitutes a legal, valid and binding obligation of each of the Sellers, enforceable against him or her in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

6. To the best of our knowledge, each of the Sellers' execution and delivery of this Agreement and consummation of the transactions contemplated hereby do not and will not (i) require any material Government Approval; (ii) violate or conflict with, result in a breach of, or constitute a default under any material Contract to which the Seller is a party or by which the Seller may be bound; or (iii) result in or require the creation of any Lien upon the Shares.

7. Based solely on our examination of the transfer books and records, the Company's representations and warranties as to its capitalization as contained in section 3.02 of the Merger Agreement are true and correct.

8. As of the date hereof and at all times on or prior to the Effective Time of the Merger contemplated by the Merger Agreement, Article 13.03 of the Texas Business Corporations Act shall be inapplicable to the transactions contemplated by the Purchase Agreement and the Merger Agreement.

     This opinion is limited to the specific issues addressed herein and is limited in all respects to laws and interpretations thereof existing on the date hereof. We do not undertake to update this opinion for changes in such laws or interpretations. Our opinion is also subject to the following additional qualifications: (a) enforceability of the Agreement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, and (ii) the application of general equitable principles in any proceeding (legal or equitable); and (b) we express no opinion as to the validity, binding effect or enforceability of any provision of the Agreements which purports to provide indemnifications that are contrary to public policy.

     The lawyers in our firm are licensed to practice law in the State of Texas, and we express no opinion with respect to the effect of any laws other than the laws of the State of Texas and the United States of America.

     This opinion is furnished solely for your benefit in connection with the transactions contemplated by the Agreement. This opinion may not be relied upon by you for any other purpose.

                                          Very truly yours,

                                          CRADY, JEWETT & McCULLEY, L.L.P.



                                          By:____________________________
                                              Stephen A. Lee

                                    EXHIBIT C

               [Letterhead of Cleary, Gottlieb, Steen & Hamilton]








                                                              [         ], 1999


Robert A. Hammond, Sr.
Robert A. Hammond, Jr.
Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust
Nick A. Baki
c/o Great Pines Water Company, Inc.
600 North Shepherd Road, Suite 303
Houston, Texas 77007

                  Re:  Purchase of Common Stock of Great Pines
                       Water Company, Inc. by Suntory Water Group, Inc.
                       ------------------------------------------------

Ladies and Gentlemen:

     We have acted as special counsel to Suntory Water Group, Inc., a Delaware corporation ("SWG"), in connection with the transactions contemplated by (i) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Sr. and SWG, (ii) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Jr. and SWG, (iii) the Stock Purchase Agreement dated as of April 1, 1999 between Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust, and SWG and (iv) the Stock Purchase Agreement dated as of April 1, 1999 between Nick A. Baki and SWG (collectively, the "Stock Purchase Agreements"). This opinion letter is furnished pursuant to Section 5.1(h) of each of the Stock Purchase Agreements.

     In arriving at the opinions expressed below, we have reviewed executed copies of each of the Stock Purchase Agreements. In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of SWG and such other instruments and other certificates of public officials, officers and representatives of SWG and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

     In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of the representations and warranties of SWG in each of the Stock Purchase Agreements.

     Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

     1. SWG is validly existing as a corporation in good standing under the laws of the State of Delaware.

     2. SWG has the corporate power to enter into each of the Stock Purchase Agreements and to perform its obligations thereunder.

     3. The execution and delivery of each of the Stock Purchase Agreements have been duly authorized by all necessary corporate action of SWG.

     Insofar as the foregoing opinions relate to the valid existence and good standing of SWG, they are based solely on a certificate of good standing received from the Secretary of State of the State of Delaware.

     The foregoing opinions are limited to the General Corporation Law of the State of Delaware.

     We are furnishing this opinion letter to you solely for your benefit in connection with the Stock Purchase Agreements. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

                                             Very truly yours,

                                             CLEARY, GOTTLIEB, STEEN & HAMILTON


                                             By ________________________________

                                    EXHIBIT D


                    FORM OF NON-DISCLOSURE, NON-SOLICITATION
                          AND NON-COMPETITION AGREEMENT

     This Non-Disclosure, Non-Solicitation and Non-Competition Agreement is entered into as of this 1st day of April, 1999 by and among Suntory Water Group, Inc., a Delaware corporation (the "Parent"), Great Pines Water Company, Inc., a Texas corporation (the "Company"), and [Robert A. Hammond, Jr.][Robert A. Hammond, Sr.] (the "Officer") (the "Agreement").

     WHEREAS, subject and pursuant to the terms of an Agreement and Plan of Merger, dated as of April 1, 1999 to be entered into (the "Merger Agreement"), by and among the Parent, the Company and Suntory Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of the Parent (the "Sub"), the Sub will be merged with and into the Company, with the Company as the surviving corporation (the "Merger");

     WHEREAS, the Officer is currently a principal shareholder of the Company, [a member][the Chairman] of the Board of Directors of the Company (the "Board") and the Company's [President and Chief Executive Officer][Vice President of Operations and Secretary];

     WHEREAS, each of the Parent, the Company and the Officer agrees that the Officer has had a prominent role in the management of the business, and the development of the goodwill of the Company and has established and developed relations and contacts with the principal customers and suppliers of the Company, all of which constitute valuable goodwill of, and could be used by the Officer to compete unfairly with, the Company and, following consummation of the Merger, the Parent and its Subsidiaries (as defined below);

     WHEREAS, (i) in the course of his employment with the Company and service on the Board, the Officer has obtained confidential and proprietary information and trade secrets concerning the business and operations of the Company that could be used to compete unfairly with the Company and, following consummation of the Merger, the Parent and its Subsidiaries, and (ii) the covenants and restrictions contained in this Agreement are intended to protect the legitimate interests of the Company and, following consummation of the Merger of the Parent and its Subsidiaries, including the Company, in their respective goodwill, trade secrets and other confidential and proprietary information; and

     WHEREAS, the Officer and the Parent each acknowledges that it is a condition to Parent's obligations under the Stock Purchase Agreements (as defined in the Merger Agreement) that the Officer enter into this Agreement and the Officer desires the Merger to be consummated.

     NOW, THEREFORE, for other good and valuable consideration, the parties hereto hereby agree as follows:

     1. Non-Disclosure. During the Restriction Period, the Officer shall not disclose to any person or organization, directly or indirectly, any Confidential Information that he receives or develops or received or developed at any time during his employment with the Company or his service on the Board, except that he may disclose Confidential Information (as defined below) as required by applicable law or as required in a judicial or administrative proceeding, but only after the Officer has notified the Company and the Parent of such requirement and exhausted any reasonably available legal remedies for maintaining the confidentiality of such information.

     For purposes of this Agreement, the following terms shall have the following meanings.

          (i) (a) "Confidential Information" shall mean

               1. any data or information of or pertaining to the Parent, its Subsidiaries or the Company that is not generally known to the public (or is known to the public as a result of any unauthorized or wrongful disclosure), including, but not limited to, information relating to product planning, marketing strategies and plans, financial matters, operations, customer relationships, customer profiles, sales, business plans, and internal performance results relating to the past, present or future commercial activities of the Parent, its Subsidiaries or the Company, customers, clients or suppliers;

               2. any scientific or technical information, design, process, procedure, formula or improvement of the Parent, its Subsidiaries or the Company that is commercially valuable, not generally known to the public (or is known to the public as a result of any wrongful or unauthorized disclosure) and secret in the sense that its confidentiality affords any such Person a competitive advantage over its competitors;

               3. all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source codes, object codes, flow charts, databases, inventions, information, know-how, show-how and Trade Secrets (as defined below) of the Parent, its Subsidiaries or the Company, whether or not patentable or copyrightable; and

               4. all documents, inventions, substances, engineering and laboratory notebooks, drawings, diagrams, specifications, bills of material, equipment, prototypes and models relating to any of the foregoing, confidential or proprietary information stored on any computer system and software used by the Parent, its Subsidiaries or the Company in connection with their respective businesses or operations and any other tangible manifestation of the foregoing which now exist or come into the Officer's control or possession, in whatever form provided or duplicated.

               (ii) Trade Secrets mean and include anything tangible or intangible or electronically kept or stored, which constitutes, represents, evidences or records a secret scientific, technical, merchandising, production or management information, design, process, procedure, formula, invention or improvement.

               (iii)Confidential Information does not include any data or information that is or becomes generally known and available to the public other than as a result of its unauthorized or wrongful disclosure by the Officer or any other Person.

               (iv)(b) "Subsidiary" shall mean, with respect to any Person, each corporation or other Person in which such Person owns or controls, directly or indirectly, capital stock or other ownership interests representing 50% or more of the combined voting power of the outstanding voting stock or other ownership interests of such corporation or other Person.

               (v)(c) "Person" shall mean any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity.

               (vi)(d) "Restriction Period" shall mean the period commencing on the date hereof and ending on the fifth anniversary hereof.

     2. Non-Competition. During the Restriction Period, the Officer shall not, directly or indirectly, compete with, become employed by, engage in business with, serve as an agent or consultant to, or become a sole proprietor, a partner, member, principal or stockholder (other than a holder of less than 5% of the outstanding voting shares of any publicly held company) of any Person that competes, anywhere in the State of Texas or in any other area in the United States in which the Parent, the Company or any of their respective affiliates engage in the Company Business (as hereinafter defined) (the "Restricted Territory"), with any part of the Company Business. For purposes of this Agreement, the "Company Business" shall mean the processing, marketing, sale and distribution of bottled water or coffee, or the sale or leasing of water filtration systems, coolers, dispensers, cups and related products, as conducted by the Company or the Parent as of the date hereof.

     3. Non-Solicitation of Customers. During the Restriction Period, the Officer shall not, directly or indirectly, for his own account or for the account of, or on behalf of, any other Person (i) solicit any customer of the Company or any Person that is then being actively solicited as a customer by the Company, in any such case, which customer or Person is doing business in the Restricted Territory, for the purpose of inducing such customer or Person to enter into a business agreement or otherwise conduct any business in the Restricted Territory that is in competition with the Company Business in the Restricted Territory, or (ii) attempt to induce any such customer or Person to terminate its business relationship with the Company or to refrain from entering into a business relationship with the Company.

     4. Non-Interference with Employees. During the Restriction Period, the Officer shall not, directly or indirectly, for his own account or for the account of any other Person anywhere in the Restricted Territory solicit for employment, employ or otherwise interfere with the employment relationship of the Company with any natural person who is or was employed by or otherwise engaged to perform services for the Company at any time during the six-month period preceding such solicitation, employment or interference.

     5. Modification by Court. The Officer agrees that the provisions of this Agreement, including, without limitation, the time and geographic limitations set forth above, are properly required for the adequate protection of the business of the Parent, its Subsidiaries and the Company and are reasonable under all circumstances and that each restriction imposed on the Officer hereunder constitutes a separate and independent obligation. In the event that any provision of this Agreement is deemed unenforceable, the Officer agrees that a court of competent jurisdiction (as provided in Section 7(e) below) shall have jurisdiction to reform such provision to the extent necessary to cause it to be enforceable to the maximum extent permitted by law.

     6. Remedies. The Officer acknowledges and agrees that his covenants, obligations and agreements hereunder relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants, obligations or agreements will cause the Parent and the Company irreparable injury for which adequate remedies are not available at law. Therefore, the Officer agrees that the Parent and the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the Officer from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and in addition to any other rights and remedies the Parent or the Company may have.

     7. Miscellaneous Provisions.

     (a) Integration with Prior Agreements. This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior understandings, written or oral.

     (b) Amendments in Writing. No modification of, amendment to, or waiver of this Agreement or any of its provisions shall be binding upon the Officer, the Company or the Parent unless made in writing and duly signed by all parties.

     (c) Severability. The provisions in this Agreement are severable and if any provision is determined to be prohibited or unenforceable in any jurisdiction, the remaining provisions shall nevertheless be binding and enforceable.

     (d) Governing Law. This Agreement and all rights and obligations hereunder, including, without limitation matters of construction, validity and performance, shall be governed by and construed and interpreted in accordance with the internal laws of the State of Texas without regard to principles of conflict of laws.

     (e) Forum. If any legal action or other proceeding is brought by any party for enforcement of this Agreement or because of an alleged dispute, breach or default in connection with any provisions of this Agreement, the Officer, the Parent and the Company each agrees to (i) submit to the exclusive jurisdiction of, (ii) waive any and all claims of forum non conveniens with respect to actions in and (iii) bring any such action exclusively in the United States District Court for the Southern District of Texas or the state court of Texas located in Harris County, Texas.

     (f) Construction. The parties hereto acknowledge and agree that each party has reviewed and negotiated the terms and provisions of this Agreement and has contributed to its revision. Accordingly, the rule of construction to the effect that ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either party.

     (g) Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which counterpart, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

                                       GREAT PINES WATER COMPANY, INC.


                                       By:____________________________
                                          Name:
                                          Title:

                                       SUNTORY WATER GROUP, INC.


                                       By:____________________________
                                          Name:
                                          Title:

                                       [ROBERT A. HAMMOND, JR.]
                                       [ROBERT A. HAMMOND, SR.]


                                       By:____________________________
                                          Name: [Robert A. Hammond, Jr.]
                                                [Robert A. Hammond, Sr.]

                                                                       EXHIBIT 5

                                                                  EXECUTION COPY
                                                                  --------------













================================================================================


                            STOCK PURCHASE AGREEMENT

                            dated as of April 1, 1999


                                     between


                            SUNTORY WATER GROUP, INC.


                                       and


                             ROBERT A. HAMMOND, JR.

================================================================================

                            STOCK PURCHASE AGREEMENT


     STOCK PURCHASE AGREEMENT dated as of April 1, 1999 between SUNTORY WATER GROUP, INC., a Delaware corporation (the "Purchaser") and Robert A. Hammond Jr. (the "Seller").

                                    RECITALS

     WHEREAS, the Purchaser, Suntory Acquisition Corp., a Texas corporation and wholly-owned subsidiary of the Purchaser (the "Sub") and Great Pines Water Company, Inc., a Texas corporation (the "Company") are concurrently herewith entering into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement");

     WHEREAS, in connection with the Merger Agreement, the Purchaser wishes to purchase from the Seller, and the Seller wishes to sell to the Purchaser, an aggregate of 944,643 shares of the Company's Common Stock, $0.01 par value (the "Shares"); and

     WHEREAS, the Purchaser and the Seller are entering into this Agreement to provide for such purchase and sale and to establish various rights and obligations in connection therewith.

     NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto hereby agree as follows:

                                    ARTICLE I

                            DEFINITIONS; CONSTRUCTION

     SECTION 1.1. Definitions. (a) Except where the context otherwise requires, the following terms, as used herein, have the following meanings:

     "Acquisition Transaction" means any tender offer or exchange offer, any merger, consolidation, liquidation, dissolution, recapitalization, reorganization or other business combination, any acquisition, sale or other disposition of all or a substantial portion of the assets or securities of the Company or any other similar transaction involving the Company, its securities or any of its material subsidiaries or divisions.

     "Acquisition Event" means the consummation of any (i) Acquisition Transaction or (ii) series of transactions that results in any person, entity or "group" (other than the Purchaser, the Sub or any of their affiliates) acquiring more than 25% of the Company's outstanding voting stock or capital stock or assets of the Company (through any open market purchases, merger, consolidation, recapitalization, reorganization or other business combination).

     "Additional Consideration" has the meaning set forth in the Merger
Agreement.

     "Affiliate" means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person.

     "Agreement" means this Stock Purchase Agreement, as amended from time to time in accordance with its terms.

     "Applicable Law" means all applicable provisions of all (i) constitutions, statutes, treaties, rules, regulations and orders of Governmental Authorities,
(ii) Governmental Approvals and (iii) orders, decisions, judgments and decrees of all courts and arbitrators.

     "Base Consideration" has the meaning set forth in the Merger Agreement.

     "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities, as determined pursuant to Rule 13d-3 under the Exchange Act, including pursuant to any agreement, arrangement or understanding, whether or not in writing.

     "Business Day" means any day other than a day which is a Saturday, Sunday or a day on which commercial banks in New York City are required or authorized to be closed.

     "Closing" has the meaning set forth in Section 2.2.

     "Closing Date" has the meaning set forth in Section 2.2.

     "Company" has the meaning set forth in the Recitals hereto.

     "Contract" means any contract, indenture, agreement, other contractual restriction, lease, instrument, certificate of incorporation or charter or by-law.

     "Dollars" and the symbol "$" means lawful money of the United States of America.

     "Effective Time" has the meaning set forth in the Merger Agreement.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Expiration Date" has the meaning set forth in the Merger Agreement.

     "Governmental Approval" means any authorization, consent, approval, license or exemption of, registration or filing with, or report or notice to, any Governmental Authority.

     "Governmental Authority" means any governmental or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of any such government or political subdivision, or any court, tribunal, grand jury or other body exercising judicial functions of or pertaining to government, in each case whether foreign or domestic.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Lien," as applied to the property or assets (or the income or profits therefrom) of any Person, means (in each case, whether the same is consensual or nonconsensual or arises by Contract, operation of law, legal process or otherwise): any mortgage, lien, pledge, attachment, levy, charge or other security interest, contractual restriction on any transfer or other disposition or encumbrance of any kind in respect of any property of such Person, or upon the income or profits therefrom.

     "Liquidation Date" has the meaning set forth in the Litigation Trust Agreement.

     "Litigation Trust Agreement" means Litigation Trust Agreement dated as of March 31, 1999 between the Company and the Trustees (as defined therein).

     "Merger" has the meaning set forth in the Merger Agreement.

     "Merger Agreement" has the meaning set forth in the Recitals hereto.

     "Person" means an individual, corporation, partnership, limited liability company, trust, unincorporated organization or other entity, a government or any agency or political subdivision thereof.

     "Purchaser" has the meaning set forth in the Recitals hereto.

     "Record Owner", as to any Share, means the holder of record of such Share as indicated on the stock book of the Company.

     "Securities Act" means the Securities Act of 1933, as amended.

     "SEC" means the U.S. Securities and Exchange Commission.

     "Seller" has the meaning set forth in the Recitals hereto.

     "Shares" has the meaning set forth in the Recitals hereto.

     "Sub" has the meaning set forth in the Recitals hereto.

     "TBCA" means the Texas Business Corporation Act, as amended.

     "Trust" means the trust formed pursuant to the Trust Agreement.

     "Trust Agreement" means the Joshua Slocum Hammond Trust Agreement, dated May 11, 1993, by and between Robert A. Hammond, Sr. and Robert A. Hammond, Jr. as trustee for the sole benefit of Joshua Slocum Hammond, with Cynthia Hammond as substitute trustee in place of Robert A. Hammond, Jr. as of December 18, 1997.

     SECTION 1.2. Construction. (a) The words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not any particular provision of this Agreement.

     (b) Where the context so indicates or requires, the masculine, feminine or neuter gender, and the singular or plural number, shall be deemed to be or include the other genders or number, as the case may be.

     (c) The table of contents and the headings and subheadings of the sections of this Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof. Except as otherwise indicated, references herein to any "Section" or "Exhibit" mean a Section of, or an Exhibit to, this Agreement, as the case may be.

     (d) Except where the context otherwise requires, the word "including" means "including without limitation."

     (e) All Exhibits attached to this Agreement or expressly identified herein are incorporated herein by reference and made a part hereof.



                                   ARTICLE II

                           PURCHASE AND SALE OF SHARES


     SECTION 2.1. Commitment to Purchase; Purchase Price. Subject to the terms and conditions set forth herein and in reliance on the representations and warranties contained herein, the Seller agrees to sell to the Purchaser and the Purchaser agrees to purchase from the Seller the Shares for (i) an amount in cash per Share equal to the Base Consideration and (ii) an amount per Share equal to the Additional Consideration, which shall be payable in cash promptly after the Liquidation Date unless the Merger Agreement has been terminated in accordance with the terms thereof prior to the consummation of the Merger. In the event the Merger Agreement has been terminated in accordance with the terms thereof prior to the consummation of the Merger, the Liquidation Date has occurred and the Purchaser has received any of the Net Proceeds from the Company, the Purchaser shall promptly following such receipt pay the Seller in lieu of the Additional Consideration (i) an amount per Share equal to the amount of the Net Proceeds actually so received by the Purchaser less (ii) any taxes that are paid or payable by the Purchaser in connection with such receipt less
(iii) any expenses incurred by the Purchaser in making the payment required by this sentence. No interest will be paid or accrued on the cash payable pursuant to this Section 2.1.

     SECTION 2.2. The Closing. (a) The purchase and sale of the Shares shall take place at a closing (the "Closing") at the offices of Crady, Jewett & McCulley in Houston, Texas on April 1, 1999 or on such other date and in such other place as the Purchaser and the Seller may agree in writing (the "Closing Date").

     (b) At the Closing, (i) the Seller shall deliver to the Purchaser certificates representing the Shares duly endorsed in blank or accompanied by stock powers duly executed in favor of the Purchaser, and such other documents as may be necessary for the Purchaser to be registered in the books of the Company as the owner of the Shares and (ii) the Purchaser shall deliver by wire transfer immediately available funds in the amount of $5,545,054.41 (representing the aggregate Base Consideration for the Shares to Subaccount No. 00103285434 at Chase Bank, Houston, Texas (ABA No. 113000609). Promptly after the Closing, the Seller shall cause (i) the Purchaser to be registered on the stock book of the Company as the Record Owner of the Shares and (ii) the Company to issue in the name of the Purchaser new certificates representing the Shares in exchange for the certificates delivered by the Seller at the Closing.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

     SECTION 3.1. Ownership; Good Title. The Seller has good and valid title to the Shares, free and clear of all Liens . Upon the sale and delivery of, and payment for, the Shares as provided herein, the Purchaser shall acquire good and valid title to the Shares, free and clear of all Liens.

     SECTION 3.2. Legal Competence and Binding Effect. The Seller has the legal competence, and has taken all necessary action, to deliver the Shares and to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by the Seller. This Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

     SECTION 3.3. Consents and Approvals; No Violation. The execution and delivery of this Agreement by the Seller and the consummation of the transactions contemplated hereby do not and will not (i) require any material Governmental Approval (except for any Exchange Act filings required in connection with the Merger); (ii) violate or conflict with, result in a breach of, or constitute a default under, (A) any material Contract to which the Seller is a party or by which the Seller may be bound or (B) any material Applicable Law, (iii) result in or require the creation of any Lien upon the Shares, or
(iv) result in aggregate liabilities to the Company in excess of $20,000.

     SECTION 3.4. Accuracy of Information. All data, certificates, reports, statements, opinions of counsel, documents and other information furnished by the Seller to the Purchaser pursuant to any provision of this Agreement or in connection with or pursuant to any amendment or modification of, or waiver under, this Agreement, shall, at the time the same are so furnished, but in the case of information dated as of a prior date, as of such date, be complete and correct in all material respects. The furnishing of such data, certificates, reports, statements, opinions of counsel, documents and other information shall constitute a representation and warranty by the Seller made on the date the same are furnished to the Purchaser.

     SECTION 3.5. Solicitation. No form of general solicitation or general advertising was used by the Seller or, to the best of their knowledge, any other Person acting on behalf of the Seller (excluding the Purchaser and its Affiliates) in connection with the offer and sale of the Shares. Neither the Seller nor any Person acting on behalf of the Seller (excluding the Purchaser and its Affiliates) has, either directly or indirectly, sold or offered for sale to any Person any of the Shares or any other similar security of the Company so as thereby to subject the offer or sale of the Shares to the provisions of
Section 5 of the Securities Act, and neither the Seller nor any Person acting on their behalf (excluding the Purchaser and its Affiliates) will sell or offer for sale to any Person any such security to, or solicit any offers to buy any such security from, or otherwise approach or negotiate in respect thereof with, any Person or Persons so as thereby to bring the offer or sale of the Shares within the provisions of Section 5 of the Securities Act.

     SECTION 3.6 No Securities Act Filing. No registration statement filing with the SEC, pursuant to the Securities Act, is required in order to execute this Agreement and consummate the transactions contemplated hereunder.

     SECTION 3.7 Capitalization; State Takeover Statute Inapplicable. The representations and warranties of the Company set forth in Sections 3.02 and
3.20 of the Merger Agreement are true and correct.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER


     SECTION 4.1. Organization and Qualification. The Purchaser is a duly organized and validly existing corporation in good standing under the laws of the state of its incorporation with all requisite corporate power and authority to own its properties and conduct its business as currently conducted.

     SECTION 4.2. Authorization and Binding Effect. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate proceedings on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser. This Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and general principles of equity (whether considered in a proceeding in equity or at law).

     SECTION 4.3. Consents and Approvals; No Violation. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or result in any breach of any provision of the respective Articles of Incorporation or Bylaws (or other similar governing documents) of the Purchaser; (ii) require any Governmental Approval, except (A) as may be required under, the HSR Act, the Exchange Act, the TBCA, the "takeover" or "blue sky" laws of various states, or
(B) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not, individually or in the aggregate, have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby; (iii) violate or conflict with, result in a breach of, or constitute a default under (A) any Contract to which the Purchaser is a party or by which the Purchaser may be bound except for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby, or (B) any Applicable Law.

     SECTION 4.4. Purchase for Investment. The Purchaser represents and warrants to the Seller that:

              (a) the Purchaser is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act and the Shares to be acquired by it pursuant to this Agreement are being acquired for its own account. The Purchaser acknowledges that the Shares have not been registered under the Securities Act and that the Seller has no obligation to register the Shares. Neither the Purchaser nor any of its Affiliates has sold or offered for sale any of the Shares to any Person and the Purchaser will not offer, sell, transfer, pledge or otherwise dispose of the Shares, unless pursuant to a transaction either registered, or exempt from registration, under the Securities Act; and

              (b) the Purchaser has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares, and the Purchaser is capable of bearing the economic risks of such investment.

                                    ARTICLE V

                         CONDITIONS PRECEDENT TO CLOSING


     SECTION 5.1. Conditions to Purchaser's Obligations. The obligation of the Purchaser to purchase the Shares to be sold by the Seller hereunder is subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

              (a) The representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date, the Seller shall have performed and complied in all material respects with all agreements required by this Agreement (including the covenants in Article VI hereof) to be performed or complied with by the Seller at or prior to the Closing Date and the Purchaser shall have received a certificate signed by the Seller evidencing the foregoing.

              (b) The representations and warranties of the Company contained in the Merger Agreement that are qualified as to materiality are true and correct, and the representations and warranties of the Company contained in the Merger Agreement that are not so qualified are true and correct in all material respects, in each case on and as of the Closing Date as if made on and as of such date and the Purchaser shall have received a certificate signed by an officer of the Company evidencing the foregoing.

              (c) No statute, rule, regulation, order, decision, judgment, decree, writ or injunction shall have been enacted, entered, issued, promulgated or enforced by Governmental Authority against the Purchaser or the Seller and be in effect that prohibits or restricts the execution of this Agreement or the consummation of the transactions contemplated hereunder or makes such execution or consummation illegal (each party agreeing to use its reasonable best efforts to have such prohibition lifted).

              (d) Any Governmental Approval necessary for the execution of this Agreement and the transactions contemplated hereunder shall have been obtained.

              (e) The Company shall have finalized and prepared for filing with the SEC immediately following the Closing the Information Statement (as defined in the Merger Agreement) pursuant to Section 5.08 of the Merger Agreement.

              (f) The value of the Company's operating assets less the value of the Company's operating liabilities, as calculated in the manner set forth in Exhibit A attached hereto, shall be no less than $175,000 as of the Closing Date and the Purchaser shall have received a certificate signed by an officer of the Company evidencing the foregoing.

              (g) The Purchaser shall have received an opinion from Crady, Jewett & McCulley, L.L.P. with respect to the matters set forth in Sections 3.1, 3.2, 3.3 and 3.7 of this Agreement, dated as of the Closing Date, substantially in the form attached as Exhibit B hereto.

              (h) The Seller shall have received an opinion from Cleary, Gottlieb, Steen & Hamilton with respect to the matters set forth in Sections 4.1 and 4.2 of this Agreement, dated as of the Closing Date, substantially in the form attached as Exhibit C hereto.

              (i) The Purchaser shall have received from the Company the statement described in Treasury Regulation Section 1.1445-2(c)(3) certifying that none of the interests in the Company held by the Company's shareholders or option holders are U.S. real property interests for purposes of Section 1445 of the Internal Revenue Code of 1986. Such statement must be complete, accurate and valid as of the Closing Date, and the Purchaser shall have received a certificate signed by an officer of the Company evidencing the foregoing and attaching such statement.

              (j) The Seller shall have furnished to the Purchaser such further information, certificates and documents as the Purchaser may reasonably request, provided, however, that such information, certificates or documents do not extend or enlarge the representations and warranties of the Seller pursuant to this Agreement or of the Company pursuant to the Merger Agreement.

              (k) The conditions to the consummation of the transactions under each of the other Purchase Agreements (as defined in the Merger Agreement) shall have been satisfied or waived, and such transactions shall have been consummated concurrently with the Closing.

              (l) Robert A. Hammond, Jr. and Robert A. Hammond, Sr. shall have entered into non-disclosure, non-solicitation and non-competition agreements, each substantially in the form attached as Exhibit D hereto.

     SECTION 5.2. Conditions to Seller's Obligations. The obligation of the Seller to sell the Shares to the Purchaser pursuant to this Agreement is subject to the satisfaction, at or prior to the Closing Date, of the following condition:

     The representations and warranties of the Purchaser contained herein shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date and the Purchaser shall have performed and complied in all material respects with all agreements required by this Agreement to be performed or complied with by the Purchaser at or prior to the Closing Date.

                                   ARTICLE VI

                                    COVENANTS

     SECTION 6.1. Other Transfers. The Seller shall not sell, transfer or otherwise dispose of his or her Shares except pursuant to this Agreement, and shall not subject any of his or her shares to any Lien.

     SECTION 6.2. Merger Agreement Compliance. The Seller shall take all reasonable action within his or her power and authority to cause the Company to comply with all of its obligations under the Merger Agreement. Notwithstanding anything to the contrary contained in the foregoing sentence, nothing shall prevent the Seller from resigning as an officer and/or director of the Company after the earlier of the Effective Time and July 1, 1999.

     SECTION 6.3. No Shop. The Seller shall not encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide any non-public information to, or afford any access to the properties, books or records of the Company, or otherwise assist or facilitate, any Person (other than the Purchaser or the Sub or any affiliate of the Purchaser or the Sub) concerning any Acquisition Transaction.

     SECTION 6.4. Voting of Shares; Proxy. (a) At any meeting of stockholders of the Company or in connection with any written consent of stockholders of the Company in lieu of a meeting having a record date occurring prior to the Closing, the Seller shall vote (or cause to be voted) all of the Shares, and any other shares of Common Stock of the Company acquired by the Seller after the date hereof and prior to the termination of the Merger Agreement in accordance with its terms, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination or otherwise Beneficially Owned by the Seller as of the applicable record date (other than Shares that are not then outstanding), (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms of the Merger Agreement and the plan of merger set forth therein, and each of the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof and hereof; (ii) against an election of new members of the Board of Directors of the Company, except where such vote is cast in favor of the nominees of a majority of the existing directors of the Company, (iii) against any Acquisition Event (other than with the Purchaser, the Sub or any affiliates thereof); (iv) against any change in the present capitalization of the Company (other than in connection with the transactions contemplated by the Merger Agreement), including any proposal to sell any material equity interest in the Company; (v) against any amendment to the Company's Articles of Incorporation (other than in connection with the transactions contemplated by the Merger Agreement); (vi) against any other action or agreement that could reasonably be expected to or is intended to result in a breach by the Company under the Merger Agreement; and (vii) against any other action that could reasonably be expected to or is intended to interfere with, delay or otherwise adversely affect the Merger or any transaction contemplated by the Merger Agreement or this Agreement. The Stockholders shall have no obligation under this Section 6.4 after the earlier of (A) the Effective Time and (B) the termination of the Merger Agreement in accordance with its terms. The Seller shall not enter into any agreement, arrangement or understanding with any Person the effect of which would be inconsistent or violative of the provisions and agreements contained in this
Section 6.4.

     (b) Irrevocable Proxy. The Seller hereby grants to, and appoints, Purchaser and any designee of Purchaser, and each of them individually, the Seller's irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the Seller's shares as indicated in section 6.4(a) above. The Seller intends this proxy to be irrevocable and coupled with an interest and will take any further action required to render such proxy effective and hereby revokes any proxy previously granted by the Seller with respect to the Seller's shares.

     SECTION 6.5. Notices. The Seller shall immediately notify the Purchaser (i) of the commencement of any actions, suits or proceedings or investigations in any court or before any arbitrator of any kind or by or before any governmental or non-governmental body against or in any other way relating adversely to or affecting this Agreement or the Shares; (ii) if any of the representations and warranties made by the Seller in this Agreement at any time ceases to be true and correct in any material respect; or (iii) if any default by the Seller in the performance of its obligations under this Agreement occurs.

     SECTION 6.6. Release From Guarantees. From and after the Closing Date, the Purchaser shall use commercially reasonable efforts to cause to be released and terminated the guaranties by the Seller of the obligations of the Company to (A) Elkay Manufacturing Company and (B) Textron Financial Corporation, and, pending such release and termination, shall indemnify the Seller and his spouse for any liability which he may incur in connection with such guaranty.

                                   ARTICLE VII

                                   TERMINATION

     SECTION 7.1. Termination. This Agreement may be terminated at any time prior to the Closing Date:

             (a) by the Purchaser, if the Seller shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under this Agreement, or any of the representations and warranties of the Seller set forth in this Agreement shall not be true and correct in all material respects when made or at any time prior to the Closing Date as if made on and as of such date, and the Seller fails to remedy such breach within 7 days written notice thereof by the Purchaser;

             (b) by the Purchaser, if any of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct in all material respects when made or at any time prior to the Closing Date as if made on and as of such date, and the Company fails to remedy such breach within 10 days written notice thereof by the Purchaser; or

             (c) by the Seller, if the Purchaser shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under this Agreement, or any of the representations and warranties of the Seller set forth in this Agreement shall not be true and correct in all material respects when made or at any time prior to the Closing Date as if made on and as of such date, and the Purchaser fails to remedy such breach within 7 days written notice thereof by the Seller.

     SECTION 7.2. Effect of Termination. If this Agreement is terminated pursuant to Section 7.1 hereof, this Agreement, except for the provisions of
Section 8.4, shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. Nothing in this Section 7.2 shall relieve any party to this Agreement of liability for breach of this Agreement.

                                  ARTICLE VIII

                                  MISCELLANEOUS


     SECTION 8.1. Notices. All notices, demands and other communications hereunder shall be in writing (including telecopier or similar writing) and shall be given to the party to whom it is addressed at such party's address, as set forth on the signature pages hereof, or as such party may hereinafter specify for the purpose by notice to the other party. Each such notice, demand or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified on the signature page hereof and confirmation is received, (ii) if given by overnight courier, one (1) Business Day after deposit thereof with a national overnight courier service, or
(iii) if given by any other means, when delivered at the address specified in this Section 7.1.

     SECTION 8.2. Waivers; Remedies; Amendments. (a) No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any party at law or in equity or otherwise.

     (b) This Agreement shall not be amended modified other than by a written instrument executed by each of the parties hereto.

     SECTION 8.3. Successors and Assigns. This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto and their respective successors and assigns provided, however, the Seller shall not assign any of their rights or delegate any of their duties hereunder without the prior written consent of the Purchaser.

     SECTION 8.4. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, except that matters of corporate law shall be governed by the TBCA.

     SECTION 8.5. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     SECTION 8.6. Counterparts. This Agreement may be executed in any number of counterparts each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

     SECTION 8.7. Survival of Representations and Warranties and Covenants. The representations and warranties contained in this Agreement, except for those representations and warranties contained in Sections 3.1, 3.2, 3.3 and 3.7, shall not survive beyond the Closing Date. The covenants contained in Article VI of this Agreement shall not survive beyond the earlier of the Effective Time and the termination of the Merger Agreement.

                  [Remainder of page left intentionally blank.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers, as of the date first above written.

                                        SUNTORY WATER GROUP, INC.


                                        By: /s/ David A. Krishock
                                            ---------------------
                                            Name:  David A. Krishock
                                            Title: President and Chief
                                                   Executive Officer

                                        2141 Powers Ferry Road
                                        Marietta, GA 30067
                                        Telecopy Number: 770-956-9495


                                        ROBERT A. HAMMOND, JR.


                                           /s/ Robert A. Hammond, Jr.
                                           --------------------------

                                        Telecopy Number:

                                                                       Exhibit A
TEXAS PREMIUM
BALANCE SHEET COMPARISONS

                                                                                                                      Forecast
                             December      December                     September      December                       February
                               1997          1998         Delta           1998           1998        Delta              1999
                           ------------- -------------- -----------   -------------- -------------- ---------        ---------
Cash                             342         1,082            740         1,117          1,082         (35)           1,017
Marketable securities            177             -           (177)            -              -           -                -
Accounts receivable              942           627           (315)          792            627        (165)             642
Inventory                         75            72             (3)           58             72          14               72
Prepaid expenses                  39            19            (20)           28             19          (9)              19
Prepaid insurance                286           288              2            52            288         236              236
Other current assets              14            25             11             3             25          22               18
                           ------------- -------------- -----------   -------------- -------------- ---------     ------------
Total Current Assets           1,875         2,113            238         2,050          2,113          63            2,004

Accounts payable                 311           239            (72)          320            239         (81)             213
Customer deposits              1,088           934           (154)          941            934          (7)             891
Accrued liabilities              286           292              6           301            292          (9)             313
Note payable / insurance         251           252              1             -            252         252              190
                           ------------- -------------- -----------   -------------- -------------- ---------     ------------
Total Current Liabilities      1,936         1,717           (219)        1,562          1,717         155            1,607

Working Capital                  (61)          396            457           488            396         (92)             397

Legal Fees - Steven Lee                                         -                                        -              (75)
Legal Fees - SEC Attorney                                       -                                        -              (75)
Proxy Filing Fees                                               -                                        -               (5)
Fairness Opinion                                                -                                        -              (50)
Other                                                           -                                        -              (15)
                           ------------- -------------- -----------   -------------- -------------- ---------     ------------

Remaining Working Capital        (61)          396            457           488            396         (92)             177
                           ============= ============== ===========   ============== ============== =========     ============

------------------------------------------------------------------------------------------------------------------------------

Current portion of
capital leases                    74            10            (64)           10             10           -                4
Current portion
of long term debt              1,008           840           (168)          845            840          (5)             853
Long term debt                 2,871         1,740         (1,131)        1,935          1,740        (195)           1,585
Capital leases
                           ------------- -------------- -----------   -------------- -------------- ---------    ------------

Total Debt                     3,953         2,590         (1,363)        2,790          2,590        (200)           2,442
                           ============= ============== ===========   ============== ============== =========    ============

February forecast supplied by Kevin Vigneaux

                                    EXHIBIT B

                [LETTERHEAD OF CRADY, JEWETT & McCULLEY, L.L.P.]




                                    [ ], 1999


Suntory Water Group, Inc.
Suntory Acquisition Corp.
2141 Powers Ferry Road
Marrietta, Georgia 30067

     Re: Separate Stock Purchase Agreements Between (1) Robert A. Hammond, Sr., Robert A. Hammond, Jr., and Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust ("Sellers") and (2) Suntory Water Group, Inc. ("Suntory")

Gentlemen:

     Our firm has acted as special counsel for Robert A. Hammond, Sr., Robert A. Hammond, Jr., and Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust in connection with (i) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Sr. and SWG, (ii) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Jr. and SWG and (iii) the Stock Purchase Agreement dated as of April 1, 1999 between Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust, and SWG (collectively, the "Agreements").

     As counsel to the Seller, we have reviewed the following documents and instruments ("the Transaction Documents"):

          (i)  the Agreements;

          (ii) the Stock Purchase Agreement dated as of April 1, 1999 between Nick A. Baki and SWG;

          (iii) the Stock Option Agreement dated as of April 1, 1999 between the Company and SWG; and

          (iv) the Agreement and Plan of Merger (the "Merger Agreement") dated as of April 1, 1999 among SWG, Suntory Acquisition Corp. and Great Pines Water Company, Inc. (the "Company").

     In addition to the Transaction Documents, other documents we have examined in rendering this opinion, and upon which we have relied, include the following:

          (i)  the Articles of Incorporation of the Company;

          (ii) the Bylaws of the Company;

          (iii) the Trust Agreement of the Joshua Slocum Hammond Trust;

          (iv) copies of resolutions adopted by the Board of Directors of the Company authorizing the execution, delivery and performance of the Transaction Documents;

          (v) Certificate of the President and Chief Executive Officer of the Company, dated the date hereof, certifying as to certain factual matters, including (i) any material contract that requires the Company to give notice, obtain consent or prohibits the contemplated transaction and (ii) the existence of any outstanding court order restricting or prohibiting the contemplated transaction.

     We have been furnished with originals or copies, identified to our satisfaction, of the documents described above. As to questions of fact material to our opinions, we have, where relevant facts were not independently verified, relied upon the certificates of and discussions with officers of the Company.

     Based upon the foregoing and subject to the qualifications set forth below, it is our opinion that:

1. Each of the Sellers has good and valid title to the Shares, free and clear of all Liens. Upon the sale and delivery of, and payment for, the Shares provided herein, the Purchaser shall acquire good and valid title to the Shares, free and clear of all Liens.

2. Cynthia Hammond is the sole trustee of the Joshua Slocum Hammond Trust and has all requisite power and authority under the Trust Agreement to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

3. Each of the Sellers has the legal competence and has taken all necessary actions to deliver the Shares of the Common Stock of the Company as contemplated in the Agreement to which he or she is a party and to execute, deliver and perform the Agreement to which he or she is a party.

4. Each of the Sellers has duly and validly executed and delivered the Agreement to which he or she is a party.

5. The Agreement to which he or she is a party constitutes a legal, valid and binding obligation of each of the Sellers, enforceable against him or her in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

6. To the best of our knowledge, each of the Sellers' execution and delivery of this Agreement and consummation of the transactions contemplated hereby do not and will not (i) require any material Government Approval; (ii) violate or conflict with, result in a breach of, or constitute a default under any material Contract to which the Seller is a party or by which the Seller may be bound; or (iii) result in or require the creation of any Lien upon the Shares.

7. Based solely on our examination of the transfer books and records, the Company's representations and warranties as to its capitalization as contained in section 3.02 of the Merger Agreement are true and correct.

8. As of the date hereof and at all times on or prior to the Effective Time of the Merger contemplated by the Merger Agreement, Article 13.03 of the Texas Business Corporations Act shall be inapplicable to the transactions contemplated by the Purchase Agreement and the Merger Agreement.

     This opinion is limited to the specific issues addressed herein and is limited in all respects to laws and interpretations thereof existing on the date hereof. We do not undertake to update this opinion for changes in such laws or interpretations. Our opinion is also subject to the following additional qualifications: (a) enforceability of the Agreement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, and (ii) the application of general equitable principles in any proceeding (legal or equitable); and (b) we express no opinion as to the validity, binding effect or enforceability of any provision of the Agreements which purports to provide indemnifications that are contrary to public policy.

     The lawyers in our firm are licensed to practice law in the State of Texas, and we express no opinion with respect to the effect of any laws other than the laws of the State of Texas and the United States of America.

     This opinion is furnished solely for your benefit in connection with the transactions contemplated by the Agreement. This opinion may not be relied upon by you for any other purpose.

                                          Very truly yours,

                                          CRADY, JEWETT & McCULLEY, L.L.P.



                                          By:____________________________
                                              Stephen A. Lee

                                    EXHIBIT C

               [Letterhead of Cleary, Gottlieb, Steen & Hamilton]








                                                              [         ], 1999


Robert A. Hammond, Sr.
Robert A. Hammond, Jr.
Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust
Nick A. Baki
c/o Great Pines Water Company, Inc.
600 North Shepherd Road, Suite 303
Houston, Texas 77007

                  Re:  Purchase of Common Stock of Great Pines
                       Water Company, Inc. by Suntory Water Group, Inc.
                       ------------------------------------------------

Ladies and Gentlemen:

     We have acted as special counsel to Suntory Water Group, Inc., a Delaware corporation ("SWG"), in connection with the transactions contemplated by (i) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Sr. and SWG, (ii) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Jr. and SWG, (iii) the Stock Purchase Agreement dated as of April 1, 1999 between Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust, and SWG and (iv) the Stock Purchase Agreement dated as of April 1, 1999 between Nick A. Baki and SWG (collectively, the "Stock Purchase Agreements"). This opinion letter is furnished pursuant to Section 5.1(h) of each of the Stock Purchase Agreements.

     In arriving at the opinions expressed below, we have reviewed executed copies of each of the Stock Purchase Agreements. In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of SWG and such other instruments and other certificates of public officials, officers and representatives of SWG and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

     In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of the representations and warranties of SWG in each of the Stock Purchase Agreements.

     Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

     1. SWG is validly existing as a corporation in good standing under the laws of the State of Delaware.

     2. SWG has the corporate power to enter into each of the Stock Purchase Agreements and to perform its obligations thereunder.

     3. The execution and delivery of each of the Stock Purchase Agreements have been duly authorized by all necessary corporate action of SWG.

     Insofar as the foregoing opinions relate to the valid existence and good standing of SWG, they are based solely on a certificate of good standing received from the Secretary of State of the State of Delaware.

     The foregoing opinions are limited to the General Corporation Law of the State of Delaware.

     We are furnishing this opinion letter to you solely for your benefit in connection with the Stock Purchase Agreements. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

                                             Very truly yours,

                                             CLEARY, GOTTLIEB, STEEN & HAMILTON


                                             By ________________________________

                                    EXHIBIT D


                    FORM OF NON-DISCLOSURE, NON-SOLICITATION
                          AND NON-COMPETITION AGREEMENT

     This Non-Disclosure, Non-Solicitation and Non-Competition Agreement is entered into as of this 1st day of April, 1999 by and among Suntory Water Group, Inc., a Delaware corporation (the "Parent"), Great Pines Water Company, Inc., a Texas corporation (the "Company"), and [Robert A. Hammond, Jr.][Robert A. Hammond, Sr.] (the "Officer") (the "Agreement").

     WHEREAS, subject and pursuant to the terms of an Agreement and Plan of Merger, dated as of April 1, 1999 to be entered into (the "Merger Agreement"), by and among the Parent, the Company and Suntory Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of the Parent (the "Sub"), the Sub will be merged with and into the Company, with the Company as the surviving corporation (the "Merger");

     WHEREAS, the Officer is currently a principal shareholder of the Company, [a member][the Chairman] of the Board of Directors of the Company (the "Board") and the Company's [President and Chief Executive Officer][Vice President of Operations and Secretary];

     WHEREAS, each of the Parent, the Company and the Officer agrees that the Officer has had a prominent role in the management of the business, and the development of the goodwill of the Company and has established and developed relations and contacts with the principal customers and suppliers of the Company, all of which constitute valuable goodwill of, and could be used by the Officer to compete unfairly with, the Company and, following consummation of the Merger, the Parent and its Subsidiaries (as defined below);

     WHEREAS, (i) in the course of his employment with the Company and service on the Board, the Officer has obtained confidential and proprietary information and trade secrets concerning the business and operations of the Company that could be used to compete unfairly with the Company and, following consummation of the Merger, the Parent and its Subsidiaries, and (ii) the covenants and restrictions contained in this Agreement are intended to protect the legitimate interests of the Company and, following consummation of the Merger of the Parent and its Subsidiaries, including the Company, in their respective goodwill, trade secrets and other confidential and proprietary information; and

     WHEREAS, the Officer and the Parent each acknowledges that it is a condition to Parent's obligations under the Stock Purchase Agreements (as defined in the Merger Agreement) that the Officer enter into this Agreement and the Officer desires the Merger to be consummated.

     NOW, THEREFORE, for other good and valuable consideration, the parties hereto hereby agree as follows:

     1. Non-Disclosure. During the Restriction Period, the Officer shall not disclose to any person or organization, directly or indirectly, any Confidential Information that he receives or develops or received or developed at any time during his employment with the Company or his service on the Board, except that he may disclose Confidential Information (as defined below) as required by applicable law or as required in a judicial or administrative proceeding, but only after the Officer has notified the Company and the Parent of such requirement and exhausted any reasonably available legal remedies for maintaining the confidentiality of such information.

     For purposes of this Agreement, the following terms shall have the following meanings.

          (i) (a) "Confidential Information" shall mean

               1. any data or information of or pertaining to the Parent, its Subsidiaries or the Company that is not generally known to the public (or is known to the public as a result of any unauthorized or wrongful disclosure), including, but not limited to, information relating to product planning, marketing strategies and plans, financial matters, operations, customer relationships, customer profiles, sales, business plans, and internal performance results relating to the past, present or future commercial activities of the Parent, its Subsidiaries or the Company, customers, clients or suppliers;

               2. any scientific or technical information, design, process, procedure, formula or improvement of the Parent, its Subsidiaries or the Company that is commercially valuable, not generally known to the public (or is known to the public as a result of any wrongful or unauthorized disclosure) and secret in the sense that its confidentiality affords any such Person a competitive advantage over its competitors;

               3. all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source codes, object codes, flow charts, databases, inventions, information, know-how, show-how and Trade Secrets (as defined below) of the Parent, its Subsidiaries or the Company, whether or not patentable or copyrightable; and

               4. all documents, inventions, substances, engineering and laboratory notebooks, drawings, diagrams, specifications, bills of material, equipment, prototypes and models relating to any of the foregoing, confidential or proprietary information stored on any computer system and software used by the Parent, its Subsidiaries or the Company in connection with their respective businesses or operations and any other tangible manifestation of the foregoing which now exist or come into the Officer's control or possession, in whatever form provided or duplicated.

               (ii) Trade Secrets mean and include anything tangible or intangible or electronically kept or stored, which constitutes, represents, evidences or records a secret scientific, technical, merchandising, production or management information, design, process, procedure, formula, invention or improvement.

               (iii)Confidential Information does not include any data or information that is or becomes generally known and available to the public other than as a result of its unauthorized or wrongful disclosure by the Officer or any other Person.

               (iv)(b) "Subsidiary" shall mean, with respect to any Person, each corporation or other Person in which such Person owns or controls, directly or indirectly, capital stock or other ownership interests representing 50% or more of the combined voting power of the outstanding voting stock or other ownership interests of such corporation or other Person.

               (v)(c) "Person" shall mean any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity.

               (vi)(d) "Restriction Period" shall mean the period commencing on the date hereof and ending on the fifth anniversary hereof.

     2. Non-Competition. During the Restriction Period, the Officer shall not, directly or indirectly, compete with, become employed by, engage in business with, serve as an agent or consultant to, or become a sole proprietor, a partner, member, principal or stockholder (other than a holder of less than 5% of the outstanding voting shares of any publicly held company) of any Person that competes, anywhere in the State of Texas or in any other area in the United States in which the Parent, the Company or any of their respective affiliates engage in the Company Business (as hereinafter defined) (the "Restricted Territory"), with any part of the Company Business. For purposes of this Agreement, the "Company Business" shall mean the processing, marketing, sale and distribution of bottled water or coffee, or the sale or leasing of water filtration systems, coolers, dispensers, cups and related products, as conducted by the Company or the Parent as of the date hereof.

     3. Non-Solicitation of Customers. During the Restriction Period, the Officer shall not, directly or indirectly, for his own account or for the account of, or on behalf of, any other Person (i) solicit any customer of the Company or any Person that is then being actively solicited as a customer by the Company, in any such case, which customer or Person is doing business in the Restricted Territory, for the purpose of inducing such customer or Person to enter into a business agreement or otherwise conduct any business in the Restricted Territory that is in competition with the Company Business in the Restricted Territory, or (ii) attempt to induce any such customer or Person to terminate its business relationship with the Company or to refrain from entering into a business relationship with the Company.

     4. Non-Interference with Employees. During the Restriction Period, the Officer shall not, directly or indirectly, for his own account or for the account of any other Person anywhere in the Restricted Territory solicit for employment, employ or otherwise interfere with the employment relationship of the Company with any natural person who is or was employed by or otherwise engaged to perform services for the Company at any time during the six-month period preceding such solicitation, employment or interference.

     5. Modification by Court. The Officer agrees that the provisions of this Agreement, including, without limitation, the time and geographic limitations set forth above, are properly required for the adequate protection of the business of the Parent, its Subsidiaries and the Company and are reasonable under all circumstances and that each restriction imposed on the Officer hereunder constitutes a separate and independent obligation. In the event that any provision of this Agreement is deemed unenforceable, the Officer agrees that a court of competent jurisdiction (as provided in Section 7(e) below) shall have jurisdiction to reform such provision to the extent necessary to cause it to be enforceable to the maximum extent permitted by law.

     6. Remedies. The Officer acknowledges and agrees that his covenants, obligations and agreements hereunder relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants, obligations or agreements will cause the Parent and the Company irreparable injury for which adequate remedies are not available at law. Therefore, the Officer agrees that the Parent and the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the Officer from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and in addition to any other rights and remedies the Parent or the Company may have.

     7. Miscellaneous Provisions.

     (a) Integration with Prior Agreements. This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior understandings, written or oral.

     (b) Amendments in Writing. No modification of, amendment to, or waiver of this Agreement or any of its provisions shall be binding upon the Officer, the Company or the Parent unless made in writing and duly signed by all parties.

     (c) Severability. The provisions in this Agreement are severable and if any provision is determined to be prohibited or unenforceable in any jurisdiction, the remaining provisions shall nevertheless be binding and enforceable.

     (d) Governing Law. This Agreement and all rights and obligations hereunder, including, without limitation matters of construction, validity and performance, shall be governed by and construed and interpreted in accordance with the internal laws of the State of Texas without regard to principles of conflict of laws.

     (e) Forum. If any legal action or other proceeding is brought by any party for enforcement of this Agreement or because of an alleged dispute, breach or default in connection with any provisions of this Agreement, the Officer, the Parent and the Company each agrees to (i) submit to the exclusive jurisdiction of, (ii) waive any and all claims of forum non conveniens with respect to actions in and (iii) bring any such action exclusively in the United States District Court for the Southern District of Texas or the state court of Texas located in Harris County, Texas.

     (f) Construction. The parties hereto acknowledge and agree that each party has reviewed and negotiated the terms and provisions of this Agreement and has contributed to its revision. Accordingly, the rule of construction to the effect that ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either party.

     (g) Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which counterpart, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

                                       GREAT PINES WATER COMPANY, INC.


                                       By:____________________________
                                          Name:
                                          Title:

                                       SUNTORY WATER GROUP, INC.


                                       By:____________________________
                                          Name:
                                          Title:

                                       [ROBERT A. HAMMOND, JR.]
                                       [ROBERT A. HAMMOND, SR.]


                                       By:____________________________
                                          Name: [Robert A. Hammond, Jr.]
                                                [Robert A. Hammond, Sr.]

                                                                       EXHIBIT 6

                                                                  EXECUTION COPY
                                                                  --------------


================================================================================


                            STOCK PURCHASE AGREEMENT

                            dated as of April 1, 1999


                                     between


                            SUNTORY WATER GROUP, INC.


                                       and


                           CYNTHIA HAMMOND, AS TRUSTEE
                       OF THE JOSHUA SLOCUM HAMMOND TRUST
================================================================================

                            STOCK PURCHASE AGREEMENT


     STOCK PURCHASE AGREEMENT dated as of April 1, 1999 between SUNTORY WATER GROUP, INC., a Delaware corporation (the "Purchaser") and Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust (the "Seller").

                                    RECITALS


     WHEREAS, the Purchaser, Suntory Acquisition Corp., a Texas corporation and wholly-owned subsidiary of the Purchaser (the "Sub") and Great Pines Water Company, Inc., a Texas corporation (the "Company") are concurrently herewith entering into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement");

     WHEREAS, in connection with the Merger Agreement, the Purchaser wishes to purchase from the Seller, and the Seller wishes to sell to the Purchaser, an aggregate of 349,333 shares of the Company's Common Stock, $0.01 par value (the "Shares"); and

     WHEREAS, the Purchaser and the Seller are entering into this Agreement to provide for such purchase and sale and to establish various rights and obligations in connection therewith.

     NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto hereby agree as follows:

                                    ARTICLE I

                            DEFINITIONS; CONSTRUCTION

     SECTION 1.1. Definitions. (a) Except where the context otherwise requires, the following terms, as used herein, have the following meanings:

     "Acquisition Transaction" means any tender offer or exchange offer, any merger, consolidation, liquidation, dissolution, recapitalization, reorganization or other business combination, any acquisition, sale or other disposition of all or a substantial portion of the assets or securities of the Company or any other similar transaction involving the Company, its securities or any of its material subsidiaries or divisions.

     "Acquisition Event" means the consummation of any (i) Acquisition Transaction or (ii) series of transactions that results in any person, entity or "group" (other than the Purchaser, the Sub or any of their affiliates) acquiring more than 25% of the Company's outstanding voting stock or capital stock or assets of the Company (through any open market purchases, merger, consolidation, recapitalization, reorganization or other business combination).

     "Additional Consideration" has the meaning set forth in the Merger
Agreement.

     "Affiliate" means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person.

     "Agreement" means this Stock Purchase Agreement, as amended from time to time in accordance with its terms.

     "Applicable Law" means all applicable provisions of all (i) constitutions, statutes, treaties, rules, regulations and orders of Governmental Authorities,
(ii) Governmental Approvals and (iii) orders, decisions, judgments and decrees of all courts and arbitrators.

     "Base Consideration" has the meaning set forth in the Merger Agreement.

     "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities, as determined pursuant to Rule 13d-3 under the Exchange Act, including pursuant to any agreement, arrangement or understanding, whether or not in writing.

     "Business Day" means any day other than a day which is a Saturday, Sunday or a day on which commercial banks in New York City are required or authorized to be closed.

     "Closing" has the meaning set forth in Section 2.2.

     "Closing Date" has the meaning set forth in Section 2.2.

     "Company" has the meaning set forth in the Recitals hereto.

     "Contract" means any contract, indenture, agreement, other contractual restriction, lease, instrument, certificate of incorporation or charter or by-law.

     "Dollars" and the symbol "$" means lawful money of the United States of America.

     "Effective Time" has the meaning set forth in the Merger Agreement.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Expiration Date" has the meaning set forth in the Merger Agreement.

     "Governmental Approval" means any authorization, consent, approval, license or exemption of, registration or filing with, or report or notice to, any Governmental Authority.

     "Governmental Authority" means any governmental or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of any such government or political subdivision, or any court, tribunal, grand jury or other body exercising judicial functions of or pertaining to government, in each case whether foreign or domestic.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Lien," as applied to the property or assets (or the income or profits therefrom) of any Person, means (in each case, whether the same is consensual or nonconsensual or arises by Contract, operation of law, legal process or otherwise): any mortgage, lien, pledge, attachment, levy, charge or other security interest, contractual restriction on any transfer or other disposition or encumbrance of any kind in respect of any property of such Person, or upon the income or profits therefrom.

     "Liquidation Date" has the meaning set forth in the Litigation Trust Agreement.

     "Litigation Trust Agreement" means Litigation Trust Agreement dated as of March 31, 1999 between the Company and the Trustees (as defined therein).

     "Merger" has the meaning set forth in the Merger Agreement.

     "Merger Agreement" has the meaning set forth in the Recitals hereto.

      "Person" means an individual, corporation, partnership, limited liability company, trust, unincorporated organization or other entity, a government or any agency or political subdivision thereof.

     "Purchaser" has the meaning set forth in the Recitals hereto.

     "Record Owner", as to any Share, means the holder of record of such Share as indicated on the stock book of the Company.

     "Securities Act" means the Securities Act of 1933, as amended.

     "SEC" means the U.S. Securities and Exchange Commission.

     "Seller" has the meaning set forth in the Recitals hereto.

     "Shares" has the meaning set forth in the Recitals hereto.

     "Sub" has the meaning set forth in the Recitals hereto.

     "TBCA" means the Texas Business Corporation Act, as amended.

     "Trust" means the trust formed pursuant to the Trust Agreement.

     "Trust Agreement" means the Joshua Slocum Hammond Trust Agreement, dated May 11, 1993, by and between Robert A. Hammond, Sr. and Robert A. Hammond, Jr. as trustee for the sole benefit of Joshua Slocum Hammond, with Cynthia Hammond as substitute trustee in place of Robert A. Hammond, Jr. as of December 18, 1997.

     SECTION 1.2. Construction. (a) The words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not any particular provision of this Agreement.

     (b) Where the context so indicates or requires, the masculine, feminine or neuter gender, and the singular or plural number, shall be deemed to be or include the other genders or number, as the case may be.

     (c) The table of contents and the headings and subheadings of the sections of this Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof. Except as otherwise indicated, references herein to any "Section" or "Exhibit" mean a Section of, or an Exhibit to, this Agreement, as the case may be.

     (d) Except where the context otherwise requires, the word "including" means "including without limitation."

     (e) All Exhibits attached to this Agreement or expressly identified herein are incorporated herein by reference and made a part hereof.

                                   ARTICLE II

                           PURCHASE AND SALE OF SHARES

     SECTION 2.1. Commitment to Purchase; Purchase Price. Subject to the terms and conditions set forth herein and in reliance on the representations and warranties contained herein, the Seller agrees to sell to the Purchaser and the Purchaser agrees to purchase from the Seller the Shares for (i) an amount in cash per Share equal to the Base Consideration and (ii) an amount per Share equal to the Additional Consideration, which shall be payable in cash promptly after the Liquidation Date unless the Merger Agreement has been terminated in accordance with the terms thereof prior to the consummation of the Merger. In the event the Merger Agreement has been terminated in accordance with the terms thereof prior to the consummation of the Merger, the Liquidation Date has occurred and the Purchaser has received any of the Net Proceeds from the Company, the Purchaser shall promptly following such receipt pay the Seller in lieu of the Additional Consideration (i) an amount per Share equal to the amount of the Net Proceeds actually so received by the Purchaser less (ii) any taxes that are paid or payable by the Purchaser in connection with such receipt less
(iii) any expenses incurred by the Purchaser in making the payment required by this sentence. No interest will be paid or accrued on the cash payable pursuant to this Section 2.1.

     SECTION 2.2. The Closing. (a) The purchase and sale of the Shares shall take place at a closing (the "Closing") at the offices of Crady, Jewett & McCulley in Houston, Texas on April 1, 1999 or on such other date and in such other place as the Purchaser and the Seller may agree in writing (the "Closing Date").

     (b) At the Closing, (i) the Seller shall deliver to the Purchaser certificates representing the Shares duly endorsed in blank or accompanied by stock powers duly executed in favor of the Purchaser, and such other documents as may be necessary for the Purchaser to be registered in the books of the Company as the owner of the Shares and (ii) the Purchaser shall deliver by wire transfer immediately available funds in the amount of $2,050,584.71 (representing the aggregate Base Consideration for the Shares to Subaccount No. 00103285434 at Chase Bank, Houston, Texas (ABA No. 113000609). Promptly after the Closing, the Seller shall cause (i) the Purchaser to be registered on the stock book of the Company as the Record Owner of the Shares and (ii) the Company to issue in the name of the Purchaser new certificates representing the Shares in exchange for the certificates delivered by the Seller at the Closing.

                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER


     SECTION 3.1. Ownership; Good Title. The Seller has good and valid title to the Shares, free and clear of all Liens . Upon the sale and delivery of, and payment for, the Shares as provided herein, the Purchaser shall acquire good and valid title to the Shares, free and clear of all Liens.

     SECTION 3.2. Authorization, Legal Competence and Binding Effect. The Seller is the sole trustee of the Trust and has all requisite power and authority under the Trust Agreement to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Seller has the legal competence, and has taken all necessary action, to deliver the Shares and to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by the Seller. This Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

     SECTION 3.3. Consents and Approvals; No Violation. The execution and delivery of this Agreement by the Seller and the consummation of the transactions contemplated hereby do not and will not (i) require any material Governmental Approval (except for any Exchange Act filings required in connection with the Merger); (ii) violate or conflict with, result in a breach of, or constitute a default under, (A) any material Contract to which the Seller is a party or by which the Seller may be bound or (B) any material Applicable Law, (iii) result in or require the creation of any Lien upon the Shares, or
(iv) result in aggregate liabilities to the Company in excess of $20,000.

     SECTION 3.4. Capitalization; State Takeover Statute Inapplicable. The representations and warranties of the Company set forth in Sections 3.02 and
3.20 of the Merger Agreement are true and correct.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER


     SECTION 4.1. Organization and Qualification. The Purchaser is a duly organized and validly existing corporation in good standing under the laws of the state of its incorporation with all requisite corporate power and authority to own its properties and conduct its business as currently conducted.

     SECTION 4.2. Authorization and Binding Effect. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate proceedings on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser. This Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and general principles of equity (whether considered in a proceeding in equity or at law).

     SECTION 4.3. Consents and Approvals; No Violation. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or result in any breach of any provision of the respective Articles of Incorporation or Bylaws (or other similar governing documents) of the Purchaser; (ii) require any Governmental Approval, except (A) as may be required under, the HSR Act, the Exchange Act, the TBCA, the "takeover" or "blue sky" laws of various states, or
(B) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not, individually or in the aggregate, have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby; (iii) violate or conflict with, result in a breach of, or constitute a default under (A) any Contract to which the Purchaser is a party or by which the Purchaser may be bound except for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby, or (B) any Applicable Law.

     SECTION 4.4. Purchase for Investment. The Purchaser represents and warrants to the Seller that:

              (a) the Purchaser is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act and the Shares to be acquired by it pursuant to this Agreement are being acquired for its own account. The Purchaser acknowledges that the Shares have not been registered under the Securities Act and that the Seller has no obligation to register the Shares. Neither the Purchaser nor any of its Affiliates has sold or offered for sale any of the Shares to any Person and the Purchaser will not offer, sell, transfer, pledge or otherwise dispose of the Shares, unless pursuant to a transaction either registered, or exempt from registration, under the Securities Act; and

              (b) the Purchaser has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares, and the Purchaser is capable of bearing the economic risks of such investment.

                                    ARTICLE V

                         CONDITIONS PRECEDENT TO CLOSING

     SECTION 5.1. Conditions to Purchaser's Obligations. The obligation of the Purchaser to purchase the Shares to be sold by the Seller hereunder is subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

              (a) The representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date, the Seller shall have performed and complied in all material respects with all agreements required by this Agreement (including the covenants in Article VI hereof) to be performed or complied with by the Seller at or prior to the Closing Date and the Purchaser shall have received a certificate signed by the Seller evidencing the foregoing.

              (b) The representations and warranties of the Company contained in the Merger Agreement that are qualified as to materiality are true and correct, and the representations and warranties of the Company contained in the Merger Agreement that are not so qualified are true and correct in all material respects, in each case on and as of the Closing Date as if made on and as of such date and the Purchaser shall have received a certificate signed by an officer of the Company evidencing the foregoing.

              (c) No statute, rule, regulation, order, decision, judgment, decree, writ or injunction shall have been enacted, entered, issued, promulgated or enforced by Governmental Authority against the Purchaser or the Seller and be in effect that prohibits or restricts the execution of this Agreement or the consummation of the transactions contemplated hereunder or makes such execution or consummation illegal (each party agreeing to use its reasonable best efforts to have such prohibition lifted).

              (d) Any Governmental Approval necessary for the execution of this Agreement and the transactions contemplated hereunder shall have been obtained.

              (e) The Company shall have finalized and prepared for filing with the SEC immediately following the Closing the Information Statement (as defined in the Merger Agreement) pursuant to Section 5.08 of the Merger Agreement.

              (f) The value of the Company's operating assets less the value of the Company's operating liabilities, as calculated in the manner set forth in Exhibit A attached hereto, shall be no less than $175,000 as of the Closing Date and the Purchaser shall have received a certificate signed by an officer of the Company evidencing the foregoing.

              (g) The Purchaser shall have received an opinion from Crady, Jewett & McCulley, L.L.P. with respect to the matters set forth in Sections 3.1, 3.2, 3.3 and 3.4 of this Agreement, dated as of the Closing Date, substantially in the form attached as Exhibit B hereto.

              (h) The Seller shall have received an opinion from Cleary, Gottlieb, Steen & Hamilton with respect to the matters set forth in Sections 4.1 and 4.2 of this Agreement, dated as of the Closing Date, substantially in the form attached as Exhibit C hereto.

              (i) The Purchaser shall have received from the Company the statement described in Treasury Regulation Section 1.1445-2(c)(3) certifying that none of the interests in the Company held by the Company's shareholders or option holders are U.S. real property interests for purposes of Section 1445 of the Internal Revenue Code of 1986. Such statement must be complete, accurate and valid as of the Closing Date, and the Purchaser shall have received a certificate signed by an officer of the Company evidencing the foregoing and attaching such statement.

              (j) The Seller shall have furnished to the Purchaser such further information, certificates and documents as the Purchaser may reasonably request, provided, however, that such information, certificates or documents do not extend or enlarge the representations and warranties of the Seller pursuant to this Agreement or of the Company pursuant to the Merger Agreement.

              (k) The conditions to the consummation of the transactions under each of the other Purchase Agreements (as defined in the Merger Agreement) shall have been satisfied or waived, and such transactions shall have been consummated concurrently with the Closing.

              (l) Robert A. Hammond, Jr. and Robert A. Hammond, Sr. shall have entered into non-disclosure, non-solicitation and non-competition agreements, each substantially in the form attached as Exhibit D hereto.

     SECTION 5.2. Conditions to Seller's Obligations. The obligation of the Seller to sell the Shares to the Purchaser pursuant to this Agreement is subject to the satisfaction, at or prior to the Closing Date, of the following condition:

     The representations and warranties of the Purchaser contained herein shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date and the Purchaser shall have performed and complied in all material respects with all agreements required by this Agreement to be performed or complied with by the Purchaser at or prior to the Closing Date.

                                   ARTICLE VI

                                    COVENANTS

     SECTION 6.1. Other Transfers. The Seller shall not sell, transfer or otherwise dispose of his or her Shares except pursuant to this Agreement, and shall not subject any of his or her shares to any Lien.

     SECTION 6.2. Merger Agreement Compliance. The Seller shall take all reasonable action within his or her power and authority to cause the Company to comply with all of its obligations under the Merger Agreement.

     SECTION 6.3. No Shop. The Seller shall not encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide any non-public information to, or afford any access to the properties, books or records of the Company, or otherwise assist or facilitate, any Person (other than the Purchaser or the Sub or any affiliate of the Purchaser or the Sub) concerning any Acquisition Transaction.

     SECTION 6.4. Voting of Shares; Proxy. (a) At any meeting of stockholders of the Company or in connection with any written consent of stockholders of the Company in lieu of a meeting having a record date occurring prior to the Closing, the Seller shall vote (or cause to be voted) all of the Shares, and any other shares of Common Stock of the Company acquired by the Seller after the date hereof and prior to the termination of the Merger Agreement in accordance with its terms, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination or otherwise Beneficially Owned by the Seller as of the applicable record date (other than Shares that are not then outstanding), (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms of the Merger Agreement and the plan of merger set forth therein, and each of the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof and hereof; (ii) against an election of new members of the Board of Directors of the Company, except where such vote is cast in favor of the nominees of a majority of the existing directors of the Company, (iii) against any Acquisition Event (other than with the Purchaser, the Sub or any affiliates thereof); (iv) against any change in the present capitalization of the Company (other than in connection with the transactions contemplated by the Merger Agreement), including any proposal to sell any material equity interest in the Company; (v) against any amendment to the Company's Articles of Incorporation (other than in connection with the transactions contemplated by the Merger Agreement); (vi) against any other action or agreement that could reasonably be expected to or is intended to result in a breach by the Company under the Merger Agreement; and (vii) against any other action that could reasonably be expected to or is intended to interfere with, delay or otherwise adversely affect the Merger or any transaction contemplated by the Merger Agreement or this Agreement. The Stockholders shall have no obligation under this Section 6.4 after the earlier of (A) the Effective Time and (B) the termination of the Merger Agreement in accordance with its terms. The Seller shall not enter into any agreement, arrangement or understanding with any Person the effect of which would be inconsistent or violative of the provisions and agreements contained in this
Section 6.4.

     (b) Irrevocable Proxy. The Seller hereby grants to, and appoints, Purchaser and any designee of Purchaser, and each of them individually, the Seller's irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the Seller's shares as indicated in section 6.4(a) above. The Seller intends this proxy to be irrevocable and coupled with an interest and will take any further action required to render such proxy effective and hereby revokes any proxy previously granted by the Seller with respect to the Seller's shares.

     SECTION 6.5. Notices. The Seller shall immediately notify the Purchaser (i) of the commencement of any actions, suits or proceedings or investigations in any court or before any arbitrator of any kind or by or before any governmental or non-governmental body against or in any other way relating adversely to or affecting this Agreement or the Shares; (ii) if any of the representations and warranties made by the Seller in this Agreement at any time ceases to be true and correct in any material respect; or (iii) if any default by the Seller in the performance of its obligations under this Agreement occurs.

                                   ARTICLE VII

                                   TERMINATION

     SECTION 7.1. Termination. This Agreement may be terminated at any time prior to the Closing Date:

             (a) by the Purchaser, if the Seller shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under this Agreement, or any of the representations and warranties of the Seller set forth in this Agreement shall not be true and correct in all material respects when made or at any time prior to the Closing Date as if made on and as of such date, and the Seller fails to remedy such breach within 7 days written notice thereof by the Purchaser;

             (b) by the Purchaser, if any of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct in all material respects when made or at any time prior to the Closing Date as if made on and as of such date, and the Company fails to remedy such breach within 10 days written notice thereof by the Purchaser; or

             (c) by the Seller, if the Purchaser shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under this Agreement, or any of the representations and warranties of the Seller set forth in this Agreement shall not be true and correct in all material respects when made or at any time prior to the Closing Date as if made on and as of such date, and the Purchaser fails to remedy such breach within 7 days written notice thereof by the Seller.

     SECTION 7.2. Effect of Termination. If this Agreement is terminated pursuant to Section 7.1 hereof, this Agreement, except for the provisions of
Section 8.4, shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. Nothing in this Section 7.2 shall relieve any party to this Agreement of liability for breach of this Agreement.

                                  ARTICLE VIII

                                  MISCELLANEOUS

     SECTION 8.1. Notices. All notices, demands and other communications hereunder shall be in writing (including telecopier or similar writing) and shall be given to the party to whom it is addressed at such party's address, as set forth on the signature pages hereof, or as such party may hereinafter specify for the purpose by notice to the other party. Each such notice, demand or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified on the signature page hereof and confirmation is received, (ii) if given by overnight courier, one (1) Business Day after deposit thereof with a national overnight courier service, or
(iii) if given by any other means, when delivered at the address specified in this Section 7.1.

     SECTION 8.2. Waivers; Remedies; Amendments. (a) No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any party at law or in equity or otherwise.

     (b) This Agreement shall not be amended modified other than by a written instrument executed by each of the parties hereto.

     SECTION 8.3. Successors and Assigns. This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto and their respective successors and assigns provided, however, the Seller shall not assign any of their rights or delegate any of their duties hereunder without the prior written consent of the Purchaser.

     SECTION 8.4. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, except that matters of corporate law shall be governed by the TBCA.

     SECTION 8.5. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     SECTION 8.6. Counterparts. This Agreement may be executed in any number of counterparts each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

     SECTION 8.7. Survival of Representations and Warranties and Covenants. The representations and warranties contained in this Agreement, except for those representations and warranties contained in Sections 3.1, 3.2, 3.3 and 3.4, shall not survive beyond the Closing Date. The covenants contained in Article VI of this Agreement shall not survive beyond the earlier of the Effective Time and the termination of the Merger Agreement.

                  [Remainder of page left intentionally blank.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers, as of the date first above written.


                                          SUNTORY WATER GROUP, INC.


                                          By: /s/ David A. Krishock
                                              ---------------------
                                             Name:  David A. Krishock
                                             Title: President and
                                                    Chief Executive Officer

                                          2141 Powers Ferry Road
                                          Marietta, GA 30067
                                          Telecopy Number: 770-956-9495


                                          CYNTHIA HAMMOND,
                                              AS TRUSTEE OF THE JOSHUA
                                              SLOCUM HAMMOND TRUST


                                            /s/  Cynthia Hammond
                                          --------------------------

                                          Telecopy Number:

                                                                       Exhibit A
TEXAS PREMIUM
BALANCE SHEET COMPARISONS

                                                                                                                      Forecast
                             December      December                     September      December                       February
                               1997          1998         Delta           1998           1998        Delta              1999
                           ------------- -------------- -----------   -------------- -------------- ---------        ---------
Cash                             342         1,082            740         1,117          1,082         (35)           1,017
Marketable securities            177             -           (177)            -              -           -                -
Accounts receivable              942           627           (315)          792            627        (165)             642
Inventory                         75            72             (3)           58             72          14               72
Prepaid expenses                  39            19            (20)           28             19          (9)              19
Prepaid insurance                286           288              2            52            288         236              236
Other current assets              14            25             11             3             25          22               18
                           ------------- -------------- -----------   -------------- -------------- ---------     ------------
Total Current Assets           1,875         2,113            238         2,050          2,113          63            2,004

Accounts payable                 311           239            (72)          320            239         (81)             213
Customer deposits              1,088           934           (154)          941            934          (7)             891
Accrued liabilities              286           292              6           301            292          (9)             313
Note payable / insurance         251           252              1             -            252         252              190
                           ------------- -------------- -----------   -------------- -------------- ---------     ------------
Total Current Liabilities      1,936         1,717           (219)        1,562          1,717         155            1,607

Working Capital                  (61)          396            457           488            396         (92)             397

Legal Fees - Steven Lee                                         -                                        -              (75)
Legal Fees - SEC Attorney                                       -                                        -              (75)
Proxy Filing Fees                                               -                                        -               (5)
Fairness Opinion                                                -                                        -              (50)
Other                                                           -                                        -              (15)
                           ------------- -------------- -----------   -------------- -------------- ---------     ------------

Remaining Working Capital        (61)          396            457           488            396         (92)             177
                           ============= ============== ===========   ============== ============== =========     ============

------------------------------------------------------------------------------------------------------------------------------

Current portion of
capital leases                    74            10            (64)           10             10           -                4
Current portion
of long term debt              1,008           840           (168)          845            840          (5)             853
Long term debt                 2,871         1,740         (1,131)        1,935          1,740        (195)           1,585
Capital leases
                           ------------- -------------- -----------   -------------- -------------- ---------    ------------

Total Debt                     3,953         2,590         (1,363)        2,790          2,590        (200)           2,442
                           ============= ============== ===========   ============== ============== =========    ============

February forecast supplied by Kevin Vigneaux

                                    EXHIBIT B

                [LETTERHEAD OF CRADY, JEWETT & McCULLEY, L.L.P.]




                                    [ ], 1999


Suntory Water Group, Inc.
Suntory Acquisition Corp.
2141 Powers Ferry Road
Marrietta, Georgia 30067

     Re: Separate Stock Purchase Agreements Between (1) Robert A. Hammond, Sr., Robert A. Hammond, Jr., and Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust ("Sellers") and (2) Suntory Water Group, Inc. ("Suntory")

Gentlemen:

     Our firm has acted as special counsel for Robert A. Hammond, Sr., Robert A. Hammond, Jr., and Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust in connection with (i) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Sr. and SWG, (ii) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Jr. and SWG and (iii) the Stock Purchase Agreement dated as of April 1, 1999 between Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust, and SWG (collectively, the "Agreements").

     As counsel to the Seller, we have reviewed the following documents and instruments ("the Transaction Documents"):

          (i)  the Agreements;

          (ii) the Stock Purchase Agreement dated as of April 1, 1999 between Nick A. Baki and SWG;

          (iii) the Stock Option Agreement dated as of April 1, 1999 between the Company and SWG; and

          (iv) the Agreement and Plan of Merger (the "Merger Agreement") dated as of April 1, 1999 among SWG, Suntory Acquisition Corp. and Great Pines Water Company, Inc. (the "Company").

     In addition to the Transaction Documents, other documents we have examined in rendering this opinion, and upon which we have relied, include the following:

          (i)  the Articles of Incorporation of the Company;

          (ii) the Bylaws of the Company;

          (iii) the Trust Agreement of the Joshua Slocum Hammond Trust;

          (iv) copies of resolutions adopted by the Board of Directors of the Company authorizing the execution, delivery and performance of the Transaction Documents;

          (v) Certificate of the President and Chief Executive Officer of the Company, dated the date hereof, certifying as to certain factual matters, including (i) any material contract that requires the Company to give notice, obtain consent or prohibits the contemplated transaction and (ii) the existence of any outstanding court order restricting or prohibiting the contemplated transaction.

     We have been furnished with originals or copies, identified to our satisfaction, of the documents described above. As to questions of fact material to our opinions, we have, where relevant facts were not independently verified, relied upon the certificates of and discussions with officers of the Company.

     Based upon the foregoing and subject to the qualifications set forth below, it is our opinion that:

1. Each of the Sellers has good and valid title to the Shares, free and clear of all Liens. Upon the sale and delivery of, and payment for, the Shares provided herein, the Purchaser shall acquire good and valid title to the Shares, free and clear of all Liens.

2. Cynthia Hammond is the sole trustee of the Joshua Slocum Hammond Trust and has all requisite power and authority under the Trust Agreement to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

3. Each of the Sellers has the legal competence and has taken all necessary actions to deliver the Shares of the Common Stock of the Company as contemplated in the Agreement to which he or she is a party and to execute, deliver and perform the Agreement to which he or she is a party.

4. Each of the Sellers has duly and validly executed and delivered the Agreement to which he or she is a party.

5. The Agreement to which he or she is a party constitutes a legal, valid and binding obligation of each of the Sellers, enforceable against him or her in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

6. To the best of our knowledge, each of the Sellers' execution and delivery of this Agreement and consummation of the transactions contemplated hereby do not and will not (i) require any material Government Approval; (ii) violate or conflict with, result in a breach of, or constitute a default under any material Contract to which the Seller is a party or by which the Seller may be bound; or (iii) result in or require the creation of any Lien upon the Shares.

7. Based solely on our examination of the transfer books and records, the Company's representations and warranties as to its capitalization as contained in section 3.02 of the Merger Agreement are true and correct.

8. As of the date hereof and at all times on or prior to the Effective Time of the Merger contemplated by the Merger Agreement, Article 13.03 of the Texas Business Corporations Act shall be inapplicable to the transactions contemplated by the Purchase Agreement and the Merger Agreement.

     This opinion is limited to the specific issues addressed herein and is limited in all respects to laws and interpretations thereof existing on the date hereof. We do not undertake to update this opinion for changes in such laws or interpretations. Our opinion is also subject to the following additional qualifications: (a) enforceability of the Agreement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, and (ii) the application of general equitable principles in any proceeding (legal or equitable); and (b) we express no opinion as to the validity, binding effect or enforceability of any provision of the Agreements which purports to provide indemnifications that are contrary to public policy.

     The lawyers in our firm are licensed to practice law in the State of Texas, and we express no opinion with respect to the effect of any laws other than the laws of the State of Texas and the United States of America.

     This opinion is furnished solely for your benefit in connection with the transactions contemplated by the Agreement. This opinion may not be relied upon by you for any other purpose.

                                          Very truly yours,

                                          CRADY, JEWETT & McCULLEY, L.L.P.



                                          By:____________________________
                                              Stephen A. Lee

                                    EXHIBIT C

               [Letterhead of Cleary, Gottlieb, Steen & Hamilton]








                                                              [         ], 1999


Robert A. Hammond, Sr.
Robert A. Hammond, Jr.
Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust
Nick A. Baki
c/o Great Pines Water Company, Inc.
600 North Shepherd Road, Suite 303
Houston, Texas 77007

                  Re:  Purchase of Common Stock of Great Pines
                       Water Company, Inc. by Suntory Water Group, Inc.
                       ------------------------------------------------

Ladies and Gentlemen:

     We have acted as special counsel to Suntory Water Group, Inc., a Delaware corporation ("SWG"), in connection with the transactions contemplated by (i) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Sr. and SWG, (ii) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Jr. and SWG, (iii) the Stock Purchase Agreement dated as of April 1, 1999 between Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust, and SWG and (iv) the Stock Purchase Agreement dated as of April 1, 1999 between Nick A. Baki and SWG (collectively, the "Stock Purchase Agreements"). This opinion letter is furnished pursuant to Section 5.1(h) of each of the Stock Purchase Agreements.

     In arriving at the opinions expressed below, we have reviewed executed copies of each of the Stock Purchase Agreements. In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of SWG and such other instruments and other certificates of public officials, officers and representatives of SWG and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

     In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of the representations and warranties of SWG in each of the Stock Purchase Agreements.

     Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

     1. SWG is validly existing as a corporation in good standing under the laws of the State of Delaware.

     2. SWG has the corporate power to enter into each of the Stock Purchase Agreements and to perform its obligations thereunder.

     3. The execution and delivery of each of the Stock Purchase Agreements have been duly authorized by all necessary corporate action of SWG.

     Insofar as the foregoing opinions relate to the valid existence and good standing of SWG, they are based solely on a certificate of good standing received from the Secretary of State of the State of Delaware.

     The foregoing opinions are limited to the General Corporation Law of the State of Delaware.

     We are furnishing this opinion letter to you solely for your benefit in connection with the Stock Purchase Agreements. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

                                             Very truly yours,

                                             CLEARY, GOTTLIEB, STEEN & HAMILTON


                                             By ________________________________

                                    EXHIBIT D


                    FORM OF NON-DISCLOSURE, NON-SOLICITATION
                          AND NON-COMPETITION AGREEMENT

     This Non-Disclosure, Non-Solicitation and Non-Competition Agreement is entered into as of this 1st day of April, 1999 by and among Suntory Water Group, Inc., a Delaware corporation (the "Parent"), Great Pines Water Company, Inc., a Texas corporation (the "Company"), and [Robert A. Hammond, Jr.][Robert A. Hammond, Sr.] (the "Officer") (the "Agreement").

     WHEREAS, subject and pursuant to the terms of an Agreement and Plan of Merger, dated as of April 1, 1999 to be entered into (the "Merger Agreement"), by and among the Parent, the Company and Suntory Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of the Parent (the "Sub"), the Sub will be merged with and into the Company, with the Company as the surviving corporation (the "Merger");

     WHEREAS, the Officer is currently a principal shareholder of the Company, [a member][the Chairman] of the Board of Directors of the Company (the "Board") and the Company's [President and Chief Executive Officer][Vice President of Operations and Secretary];

     WHEREAS, each of the Parent, the Company and the Officer agrees that the Officer has had a prominent role in the management of the business, and the development of the goodwill of the Company and has established and developed relations and contacts with the principal customers and suppliers of the Company, all of which constitute valuable goodwill of, and could be used by the Officer to compete unfairly with, the Company and, following consummation of the Merger, the Parent and its Subsidiaries (as defined below);

     WHEREAS, (i) in the course of his employment with the Company and service on the Board, the Officer has obtained confidential and proprietary information and trade secrets concerning the business and operations of the Company that could be used to compete unfairly with the Company and, following consummation of the Merger, the Parent and its Subsidiaries, and (ii) the covenants and restrictions contained in this Agreement are intended to protect the legitimate interests of the Company and, following consummation of the Merger of the Parent and its Subsidiaries, including the Company, in their respective goodwill, trade secrets and other confidential and proprietary information; and

     WHEREAS, the Officer and the Parent each acknowledges that it is a condition to Parent's obligations under the Stock Purchase Agreements (as defined in the Merger Agreement) that the Officer enter into this Agreement and the Officer desires the Merger to be consummated.

     NOW, THEREFORE, for other good and valuable consideration, the parties hereto hereby agree as follows:

     1. Non-Disclosure. During the Restriction Period, the Officer shall not disclose to any person or organization, directly or indirectly, any Confidential Information that he receives or develops or received or developed at any time during his employment with the Company or his service on the Board, except that he may disclose Confidential Information (as defined below) as required by applicable law or as required in a judicial or administrative proceeding, but only after the Officer has notified the Company and the Parent of such requirement and exhausted any reasonably available legal remedies for maintaining the confidentiality of such information.

     For purposes of this Agreement, the following terms shall have the following meanings.

          (i) (a) "Confidential Information" shall mean

               1. any data or information of or pertaining to the Parent, its Subsidiaries or the Company that is not generally known to the public (or is known to the public as a result of any unauthorized or wrongful disclosure), including, but not limited to, information relating to product planning, marketing strategies and plans, financial matters, operations, customer relationships, customer profiles, sales, business plans, and internal performance results relating to the past, present or future commercial activities of the Parent, its Subsidiaries or the Company, customers, clients or suppliers;

               2. any scientific or technical information, design, process, procedure, formula or improvement of the Parent, its Subsidiaries or the Company that is commercially valuable, not generally known to the public (or is known to the public as a result of any wrongful or unauthorized disclosure) and secret in the sense that its confidentiality affords any such Person a competitive advantage over its competitors;

               3. all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source codes, object codes, flow charts, databases, inventions, information, know-how, show-how and Trade Secrets (as defined below) of the Parent, its Subsidiaries or the Company, whether or not patentable or copyrightable; and

               4. all documents, inventions, substances, engineering and laboratory notebooks, drawings, diagrams, specifications, bills of material, equipment, prototypes and models relating to any of the foregoing, confidential or proprietary information stored on any computer system and software used by the Parent, its Subsidiaries or the Company in connection with their respective businesses or operations and any other tangible manifestation of the foregoing which now exist or come into the Officer's control or possession, in whatever form provided or duplicated.

               (ii) Trade Secrets mean and include anything tangible or intangible or electronically kept or stored, which constitutes, represents, evidences or records a secret scientific, technical, merchandising, production or management information, design, process, procedure, formula, invention or improvement.

               (iii)Confidential Information does not include any data or information that is or becomes generally known and available to the public other than as a result of its unauthorized or wrongful disclosure by the Officer or any other Person.

               (iv)(b) "Subsidiary" shall mean, with respect to any Person, each corporation or other Person in which such Person owns or controls, directly or indirectly, capital stock or other ownership interests representing 50% or more of the combined voting power of the outstanding voting stock or other ownership interests of such corporation or other Person.

               (v)(c) "Person" shall mean any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity.

               (vi)(d) "Restriction Period" shall mean the period commencing on the date hereof and ending on the fifth anniversary hereof.

     2. Non-Competition. During the Restriction Period, the Officer shall not, directly or indirectly, compete with, become employed by, engage in business with, serve as an agent or consultant to, or become a sole proprietor, a partner, member, principal or stockholder (other than a holder of less than 5% of the outstanding voting shares of any publicly held company) of any Person that competes, anywhere in the State of Texas or in any other area in the United States in which the Parent, the Company or any of their respective affiliates engage in the Company Business (as hereinafter defined) (the "Restricted Territory"), with any part of the Company Business. For purposes of this Agreement, the "Company Business" shall mean the processing, marketing, sale and distribution of bottled water or coffee, or the sale or leasing of water filtration systems, coolers, dispensers, cups and related products, as conducted by the Company or the Parent as of the date hereof.

     3. Non-Solicitation of Customers. During the Restriction Period, the Officer shall not, directly or indirectly, for his own account or for the account of, or on behalf of, any other Person (i) solicit any customer of the Company or any Person that is then being actively solicited as a customer by the Company, in any such case, which customer or Person is doing business in the Restricted Territory, for the purpose of inducing such customer or Person to enter into a business agreement or otherwise conduct any business in the Restricted Territory that is in competition with the Company Business in the Restricted Territory, or (ii) attempt to induce any such customer or Person to terminate its business relationship with the Company or to refrain from entering into a business relationship with the Company.

     4. Non-Interference with Employees. During the Restriction Period, the Officer shall not, directly or indirectly, for his own account or for the account of any other Person anywhere in the Restricted Territory solicit for employment, employ or otherwise interfere with the employment relationship of the Company with any natural person who is or was employed by or otherwise engaged to perform services for the Company at any time during the six-month period preceding such solicitation, employment or interference.

     5. Modification by Court. The Officer agrees that the provisions of this Agreement, including, without limitation, the time and geographic limitations set forth above, are properly required for the adequate protection of the business of the Parent, its Subsidiaries and the Company and are reasonable under all circumstances and that each restriction imposed on the Officer hereunder constitutes a separate and independent obligation. In the event that any provision of this Agreement is deemed unenforceable, the Officer agrees that a court of competent jurisdiction (as provided in Section 7(e) below) shall have jurisdiction to reform such provision to the extent necessary to cause it to be enforceable to the maximum extent permitted by law.

     6. Remedies. The Officer acknowledges and agrees that his covenants, obligations and agreements hereunder relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants, obligations or agreements will cause the Parent and the Company irreparable injury for which adequate remedies are not available at law. Therefore, the Officer agrees that the Parent and the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the Officer from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and in addition to any other rights and remedies the Parent or the Company may have.

     7. Miscellaneous Provisions.

     (a) Integration with Prior Agreements. This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior understandings, written or oral.

     (b) Amendments in Writing. No modification of, amendment to, or waiver of this Agreement or any of its provisions shall be binding upon the Officer, the Company or the Parent unless made in writing and duly signed by all parties.

     (c) Severability. The provisions in this Agreement are severable and if any provision is determined to be prohibited or unenforceable in any jurisdiction, the remaining provisions shall nevertheless be binding and enforceable.

     (d) Governing Law. This Agreement and all rights and obligations hereunder, including, without limitation matters of construction, validity and performance, shall be governed by and construed and interpreted in accordance with the internal laws of the State of Texas without regard to principles of conflict of laws.

     (e) Forum. If any legal action or other proceeding is brought by any party for enforcement of this Agreement or because of an alleged dispute, breach or default in connection with any provisions of this Agreement, the Officer, the Parent and the Company each agrees to (i) submit to the exclusive jurisdiction of, (ii) waive any and all claims of forum non conveniens with respect to actions in and (iii) bring any such action exclusively in the United States District Court for the Southern District of Texas or the state court of Texas located in Harris County, Texas.

     (f) Construction. The parties hereto acknowledge and agree that each party has reviewed and negotiated the terms and provisions of this Agreement and has contributed to its revision. Accordingly, the rule of construction to the effect that ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either party.

     (g) Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which counterpart, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

                                       GREAT PINES WATER COMPANY, INC.


                                       By:____________________________
                                          Name:
                                          Title:

                                       SUNTORY WATER GROUP, INC.


                                       By:____________________________
                                          Name:
                                          Title:

                                       [ROBERT A. HAMMOND, JR.]
                                       [ROBERT A. HAMMOND, SR.]


                                       By:____________________________
                                          Name: [Robert A. Hammond, Jr.]
                                                [Robert A. Hammond, Sr.]

                                                                       EXHIBIT 7

================================================================================


                            STOCK PURCHASE AGREEMENT

                            dated as of April 1, 1999


                                     between


                            SUNTORY WATER GROUP, INC.


                                       and


                                  NICK A. BAKI
================================================================================

                            STOCK PURCHASE AGREEMENT


     STOCK PURCHASE AGREEMENT dated as of April 1, 1999 between SUNTORY WATER GROUP, INC., a Delaware corporation (the "Purchaser") and NICK A. BAKI (the "Seller").

                                    RECITALS


     WHEREAS, the Purchaser, Suntory Acquisition Corp., a Texas corporation and wholly-owned subsidiary of the Purchaser (the "Sub") and Great Pines Water Company, Inc., a Texas corporation (the "Company") are concurrently herewith entering into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement");

     WHEREAS, in connection with the Merger Agreement, the Purchaser wishes to purchase from the Seller, and the Seller wishes to sell to the Purchaser, an aggregate of 23,928 shares of the Company's Common Stock, $0.01 par value (the "Shares"); and

     WHEREAS, the Purchaser and the Seller are entering into this Agreement to provide for such purchase and sale and to establish various rights and obligations in connection therewith.

     NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto hereby agree as follows:


                                    ARTICLE I

                            DEFINITIONS; CONSTRUCTION


     SECTION 1.1. Definitions. (a) Except where the context otherwise requires, the following terms, as used herein, have the following meanings:

     "Acquisition Transaction" means any tender offer or exchange offer, any merger, consolidation, liquidation, dissolution, recapitalization, reorganization or other business combination, any acquisition, sale or other disposition of all or a substantial portion of the assets or securities of the Company or any other similar transaction involving the Company, its securities or any of its material subsidiaries or divisions.

     "Acquisition Event" means the consummation of any (i) Acquisition Transaction or (ii) series of transactions that results in any person, entity or "group" (other than the Purchaser, the Sub or any of their affiliates) acquiring more than 25% of the Company's outstanding voting stock or capital stock or assets of the Company (through any open market purchases, merger, consolidation, recapitalization, reorganization or other business combination).

     "Additional Consideration" has the meaning set forth in the Merger
Agreement.

     "Affiliate" means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person.

     "Agreement" means this Stock Purchase Agreement, as amended from time to time in accordance with its terms.

     "Applicable Law" means all applicable provisions of all (i) constitutions, statutes, treaties, rules, regulations and orders of Governmental Authorities,
(ii) Governmental Approvals and (iii) orders, decisions, judgments and decrees of all courts and arbitrators.

     "Base Consideration" has the meaning set forth in the Merger Agreement.

     "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities, as determined pursuant to Rule 13d-3 under the Exchange Act, including pursuant to any agreement, arrangement or understanding, whether or not in writing.

     "Business Day" means any day other than a day which is a Saturday, Sunday or a day on which commercial banks in New York City are required or authorized to be closed.

     "Closing" has the meaning set forth in Section 2.2.

     "Closing Date" has the meaning set forth in Section 2.2.

     "Company" has the meaning set forth in the Recitals hereto.

     "Contract" means any contract, indenture, agreement, other contractual restriction, lease, instrument, certificate of incorporation or charter or by-law.

     "Dollars" and the symbol "$" means lawful money of the United States of America.

     "Effective Time" has the meaning set forth in the Merger Agreement.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Expiration Date" has the meaning set forth in the Merger Agreement.

     "Governmental Approval" means any authorization, consent, approval, license or exemption of, registration or filing with, or report or notice to, any Governmental Authority.

     "Governmental Authority" means any governmental or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of any such government or political subdivision, or any court, tribunal, grand jury or other body exercising judicial functions of or pertaining to government, in each case whether foreign or domestic.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Lien," as applied to the property or assets (or the income or profits therefrom) of any Person, means (in each case, whether the same is consensual or nonconsensual or arises by Contract, operation of law, legal process or otherwise): any mortgage, lien, pledge, attachment, levy, charge or other security interest, contractual restriction on any transfer or other disposition or encumbrance of any kind in respect of any property of such Person, or upon the income or profits therefrom.

     "Liquidation Date" has the meaning set forth in the Litigation Trust Agreement.

     "Litigation Trust Agreement" means Litigation Trust Agreement dated as of March 31, 1999 between the Company and the Trustees (as defined therein).

     "Merger" has the meaning set forth in the Merger Agreement.

     "Merger Agreement" has the meaning set forth in the Recitals hereto.

      "Person" means an individual, corporation, partnership, limited liability company, trust, unincorporated organization or other entity, a government or any agency or political subdivision thereof.

     "Purchaser" has the meaning set forth in the Recitals hereto.

     "Record Owner", as to any Share, means the holder of record of such Share as indicated on the stock book of the Company.

     "Securities Act" means the Securities Act of 1933, as amended.

     "SEC" means the U.S. Securities and Exchange Commission.

     "Seller" has the meaning set forth in the Recitals hereto.

     "Shares" has the meaning set forth in the Recitals hereto.

     "Sub" has the meaning set forth in the Recitals hereto.

     "TBCA" means the Texas Business Corporation Act, as amended.

     "Trust" means the trust formed pursuant to the Trust Agreement.

     "Trust Agreement" means the Joshua Slocum Hammond Trust Agreement, dated May 11, 1993, by and between Robert A. Hammond, Sr. and Robert A. Hammond, Jr. as trustee for the sole benefit of Joshua Slocum Hammond, with Cynthia Hammond as substitute trustee in place of Robert A. Hammond, Jr. as of December 18, 1997.

     SECTION 1.2. Construction. (a) The words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not any particular provision of this Agreement.

     (b) Where the context so indicates or requires, the masculine, feminine or neuter gender, and the singular or plural number, shall be deemed to be or include the other genders or number, as the case may be.

     (c) The table of contents and the headings and subheadings of the sections of this Agreement are inserted for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof. Except as otherwise indicated, references herein to any "Section" or "Exhibit" mean a Section of, or an Exhibit to, this Agreement, as the case may be.

     (d) Except where the context otherwise requires, the word "including" means "including without limitation."

     (e) All Exhibits attached to this Agreement or expressly identified herein are incorporated herein by reference and made a part hereof.



                                   ARTICLE II

                           PURCHASE AND SALE OF SHARES


     SECTION 2.1. Commitment to Purchase; Purchase Price. Subject to the terms and conditions set forth herein and in reliance on the representations and warranties contained herein, the Seller agrees to sell to the Purchaser and the Purchaser agrees to purchase from the Seller the Shares for (i) an amount in cash per Share equal to the Base Consideration and (ii) an amount per Share equal to the Additional Consideration, which shall be payable in cash promptly after the Liquidation Date unless the Merger Agreement has been terminated in accordance with the terms thereof prior to the consummation of the Merger. In the event the Merger Agreement has been terminated in accordance with the terms thereof prior to the consummation of the Merger, the Liquidation Date has occurred and the Purchaser has received any of the Net Proceeds from the Company, the Purchaser shall promptly following such receipt pay the Seller in lieu of the Additional Consideration (i) an amount per Share equal to the amount of the Net Proceeds actually so received by the Purchaser less (ii) any taxes that are paid or payable by the Purchaser in connection with such receipt less
(iii) any expenses incurred by the Purchaser in making the payment required by this sentence. No interest will be paid or accrued on the cash payable pursuant to this Section 2.1.

     SECTION 2.2. The Closing. (a) The purchase and sale of the Shares shall take place at a closing (the "Closing") at the offices of Crady, Jewett & McCulley in Houston, Texas on April 1, 1999 or on such other date and in such other place as the Purchaser and the Seller may agree in writing (the "Closing Date").

     (b) At the Closing, (i) the Seller shall deliver to the Purchaser certificates representing the Shares duly endorsed in blank or accompanied by stock powers duly executed in favor of the Purchaser, and such other documents as may be necessary for the Pur chaser to be registered in the books of the Company as the owner of the Shares and (ii) the Purchaser shall deliver by wire transfer immediately available funds in the amount of $140,457.36 (representing the aggregate Base Consideration for the Shares to Subaccount No. 00103285434 at Chase Bank, Houston, Texas (ABA No. 113000609). Promptly after the Closing, the Seller shall cause (i) the Purchaser to be registered on the stock book of the Company as the Record Owner of the Shares and (ii) the Company to issue in the name of the Purchaser new certificates representing the Shares in exchange for the certificates delivered by the Seller at the Closing.


                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER


     SECTION 3.1. Ownership; Good Title. The Seller has good and valid title to the Shares, free and clear of all Liens . Upon the sale and delivery of, and payment for, the Shares as provided herein, the Purchaser shall acquire good and valid title to the Shares, free and clear of all Liens.

     SECTION 3.2. Legal Competence and Binding Effect. The Seller has the legal competence, and has taken all necessary action, to deliver the Shares and to execute, deliver and perform this Agreement. This Agreement has been duly and validly executed and delivered by the Seller. This Agreement constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

     SECTION 3.3. Consents and Approvals; No Violation. The execution and delivery of this Agreement by the Seller and the consummation of the transactions contemplated hereby do not and will not (i) require any material Governmental Approval (except for any Exchange Act filings required in connection with the Merger); (ii) violate or conflict with, result in a breach of, or constitute a default under, (A) any material Contract to which the Seller is a party or by which the Seller may be bound or (B) any material Applicable Law, (iii) result in or require the creation of any Lien upon the Shares, or
(iv) result in aggregate liabilities to the Company in excess of $20,000.

     SECTION 3.4. Capitalization; State Takeover Statute Inapplicable. The representations and warranties of the Company set forth in Sections 3.02 and
3.20 of the Merger Agreement are true and correct.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

     SECTION 4.1. Organization and Qualification. The Purchaser is a duly organized and validly existing corporation in good standing under the laws of the state of its incorporation with all requisite corporate power and authority to own its properties and conduct its business as currently conducted.

     SECTION 4.2. Authorization and Binding Effect. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate proceedings on the part of the Purchaser. This Agreement has been duly and validly executed and delivered by the Purchaser. This Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and general principles of equity (whether considered in a proceeding in equity or at law).

     SECTION 4.3. Consents and Approvals; No Violation. The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby do not and will not (i) conflict with or result in any breach of any provision of the respective Articles of Incorporation or Bylaws (or other similar governing documents) of the Purchaser; (ii) require any Governmental Approval, except (A) as may be required under, the HSR Act, the Exchange Act, the TBCA, the "takeover" or "blue sky" laws of various states, or
(B) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not, individually or in the aggregate, have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby; (iii) violate or conflict with, result in a breach of, or constitute a default under (A) any Contract to which the Purchaser is a party or by which the Purchaser may be bound except for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated hereby, or (B) any Applicable Law.

     SECTION 4.4. Purchase for Investment. The Purchaser represents and warrants to the Seller that:

              (a) the Purchaser is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act and the Shares to be acquired by it pursuant to this Agreement are being acquired for its own account. The Purchaser acknowledges that the Shares have not been registered under the Securities Act and that the Seller has no obligation to register the Shares. Neither the Purchaser nor any of its Affiliates has sold or offered for sale any of the Shares to any Person and the Purchaser will not offer, sell, transfer, pledge or otherwise dispose of the Shares, unless pursuant to a transaction either registered, or exempt from registration, under the Securities Act; and

              (b) the Purchaser has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares, and the Purchaser is capable of bearing the economic risks of such investment.



                                    ARTICLE V

                         CONDITIONS PRECEDENT TO CLOSING


     SECTION 5.1. Conditions to Purchaser's Obligations. The obligation of the Purchaser to purchase the Shares to be sold by the Seller hereunder is subject to the satisfaction, at or prior to the Closing Date, of the following conditions:

              (a) The representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date, the Seller shall have performed and complied in all material respects with all agreements required by this Agreement (including the covenants in Article VI hereof) to be performed or complied with by the Seller at or prior to the Closing Date and the Purchaser shall have received a certificate signed by the Seller evidencing the foregoing.

              (b) The representations and warranties of the Company contained in the Merger Agreement that are qualified as to materiality are true and correct, and the representations and warranties of the Company contained in the Merger Agreement that are not so qualified are true and correct in all material respects, in each case on and as of the Closing Date as if made on and as of such date and the Purchaser shall have received a certificate signed by an officer of the Company evidencing the foregoing.

              (c) No statute, rule, regulation, order, decision, judgment, decree, writ or injunction shall have been enacted, entered, issued, promulgated or enforced by Governmental Authority against the Purchaser or the Seller and be in effect that prohibits or restricts the execution of this Agreement or the consummation of the transactions contemplated hereunder or makes such execution or consummation illegal (each party agreeing to use its reasonable best efforts to have such prohibition lifted).

              (d) Any Governmental Approval necessary for the execution of this Agreement and the transactions contemplated hereunder shall have been obtained.

              (e) The Company shall have finalized and prepared for filing with the SEC immediately following the Closing the Information Statement (as defined in the Merger Agreement) pursuant to Section 5.08 of the Merger Agreement.

              (f) The value of the Company's operating assets less the value of the Company's operating liabilities, as calculated in the manner set forth in Exhibit A attached hereto, shall be no less than $175,000 as of the Closing Date and the Purchaser shall have received a certificate signed by an officer of the Company evidencing the foregoing.

              (g) The Purchaser shall have received an opinion from Crady, Jewett & McCulley, L.L.P. with respect to the matters set forth in Sections 3.1, 3.2, 3.3 and 3.4 of this Agreement, dated as of the Closing Date, substantially in the form attached as Exhibit B hereto.

              (h) The Seller shall have received an opinion from Cleary, Gottlieb, Steen & Hamilton with respect to the matters set forth in Sections 4.1 and 4.2 of this Agreement, dated as of the Closing Date, substantially in the form attached as Exhibit C hereto.

              (i) The Purchaser shall have received from the Company the statement described in Treasury Regulation Section 1.1445-2(c)(3) certifying that none of the interests in the Company held by the Company's shareholders or option holders are U.S. real property interests for purposes of Section 1445 of the Internal Revenue Code of 1986. Such statement must be complete, accurate and valid as of the Closing Date, and the Purchaser shall have received a certificate signed by an officer of the Company evidencing the foregoing and attaching such statement.

              (j) The Seller shall have furnished to the Purchaser such further information, certificates and documents as the Purchaser may reasonably request, provided, however, that such information, certificates or documents do not extend or enlarge the representations and warranties of the Seller pursuant to this Agreement or of the Company pursuant to the Merger Agreement.

              (k) The conditions to the consummation of the transactions under each of the other Purchase Agreements (as defined in the Merger Agreement) shall have been satisfied or waived, and such transactions shall have been consummated concurrently with the Closing.

              (l) Robert A. Hammond, Jr. and Robert A. Hammond, Sr. shall have entered into non-disclosure, non-solicitation and non-competition agreements, each substantially in the form attached as Exhibit D hereto.

     SECTION 5.2. Conditions to Seller's Obligations. The obligation of the Seller to sell the Shares to the Purchaser pursuant to this Agreement is subject to the satisfaction, at or prior to the Closing Date, of the following condition:

     The representations and warranties of the Purchaser contained herein shall be true and correct in all material respects on and as of the Closing Date as if made on and as of such date and the Purchaser shall have performed and complied in all material respects with all agreements required by this Agreement to be performed or complied with by the Purchaser at or prior to the Closing Date.

                                   ARTICLE VI

                                    COVENANTS

     SECTION 6.1. Other Transfers. The Seller shall not sell, transfer or otherwise dispose of his or her Shares except pursuant to this Agreement, and shall not subject any of his or her shares to any Lien.

     SECTION 6.2. Merger Agreement Compliance. The Seller shall take all reasonable action within his or her power and authority to cause the Company to comply with all of its obligations under the Merger Agreement. Notwithstanding anything to the contrary contained in the foregoing sentence, nothing shall prevent the Seller from resigning as an officer and/or director of the Company after the earlier of the Effective Time and July 1, 1999.

     SECTION 6.3. No Shop. The Seller shall not encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide any non-public information to, or afford any access to the properties, books or records of the Company, or otherwise assist or facilitate, any Person (other than the Purchaser or the Sub or any affiliate of the Purchaser or the Sub) concerning any Acquisition Transaction.

     SECTION 6.4. Voting of Shares; Proxy. (a) At any meeting of stockholders of the Company or in connection with any written consent of stockholders of the Company in lieu of a meeting having a record date occurring prior to the Closing, the Seller shall vote (or cause to be voted) all of the Shares, and any other shares of Common Stock of the Company acquired by the Seller after the date hereof and prior to the termination of the Merger Agreement in accordance with its terms, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination or otherwise Beneficially Owned by the Seller as of the applicable record date (other than Shares that are not then outstanding), (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms of the Merger Agreement and the plan of merger set forth therein, and each of the other actions contemplated by the Merger Agreement and any actions required in furtherance thereof and hereof; (ii) against an election of new members of the Board of Directors of the Company, except where such vote is cast in favor of the nominees of a majority of the existing directors of the Company, (iii) against any Acquisition Event (other than with the Purchaser, the Sub or any affiliates thereof); (iv) against any change in the present capitalization of the Company (other than in connection with the transactions contemplated by the Merger Agreement), including any proposal to sell any material equity interest in the Company; (v) against any amendment to the Company's Articles of Incorporation (other than in connection with the transactions contemplated by the Merger Agreement); (vi) against any other action or agreement that could reasonably be expected to or is intended to result in a breach by the Company under the Merger Agreement; and (vii) against any other action that could reasonably be expected to or is intended to interfere with, delay or otherwise adversely affect the Merger or any transaction contemplated by the Merger Agreement or this Agreement. The Stockholders shall have no obligation under this Section 6.4 after the earlier of (A) the Effective Time and (B) the termination of the Merger Agreement in accordance with its terms. The Seller shall not enter into any agreement, arrangement or understanding with any Person the effect of which would be inconsistent or violative of the provisions and agreements contained in this
Section 6.4.

     (b) Irrevocable Proxy. The Seller hereby grants to, and appoints, Purchaser and any designee of Purchaser, and each of them individually, the Seller's irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the Seller's shares as indicated in section 6.4(a) above. The Seller intends this proxy to be irrevocable and coupled with an interest and will take any further action required to render such proxy effective and hereby revokes any proxy previously granted by the Seller with respect to the Seller's shares.

     SECTION 6.5. Notices. The Seller shall immediately notify the Purchaser (i) of the commencement of any actions, suits or proceedings or investigations in any court or before any arbitrator of any kind or by or before any governmental or non-governmental body against or in any other way relating adversely to or affecting this Agreement or the Shares; (ii) if any of the representations and warranties made by the Seller in this Agreement at any time ceases to be true and correct in any material respect; or (iii) if any default by the Seller in the performance of its obligations under this Agreement occurs.

                                   ARTICLE VII

                                   TERMINATION

     SECTION 7.1. Termination. This Agreement may be terminated at any time prior to the Closing Date:

                  (a) by the Purchaser, if the Seller shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under this Agreement, or any of the representations and warranties of the Seller set forth in this Agreement shall not be true and correct in all material respects when made or at any time prior to the Closing Date as if made on and as of such date, and the Seller fails to remedy such breach within 7 days written notice thereof by the Purchaser;

                  (b) by the Purchaser, if any of the representations and warranties of the Company contained in the Merger Agreement shall not be true and correct in all material respects when made or at any time prior to the Closing Date as if made on and as of such date, and the Company fails to remedy such breach within 10 days written notice thereof by the Purchaser; or

                  (c) by the Seller, if the Purchaser shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under this Agreement, or any of the representations and warranties of the Seller set forth in this Agreement shall not be true and correct in all material respects when made or at any time prior to the Closing Date as if made on and as of such date, and the Purchaser fails to remedy such breach within 7 days written notice thereof by the Seller.

     SECTION 7.2. Effect of Termination. If this Agreement is terminated pursuant to Section 7.1 hereof, this Agreement, except for the provisions of
Section 8.4, shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. Nothing in this Section 7.2 shall relieve any party to this Agreement of liability for breach of this Agreement.



                                  ARTICLE VIII

                                  MISCELLANEOUS


     SECTION 8.1. Notices. All notices, demands and other communications hereunder shall be in writing (including telecopier or similar writing) and shall be given to the party to whom it is addressed at such party's address, as set forth on the signature pages hereof, or as such party may hereinafter specify for the purpose by notice to the other party. Each such notice, demand or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified on the signature page hereof and confirmation is received, (ii) if given by overnight courier, one (1) Business Day after deposit thereof with a national overnight courier service, or
(iii) if given by any other means, when delivered at the address specified in this Section 7.1.

     SECTION 8.2. Waivers; Remedies; Amendments. (a) No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any party at law or in equity or otherwise.

     (b) This Agreement shall not be amended modified other than by a written instrument executed by each of the parties hereto.

     SECTION 8.3. Successors and Assigns. This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto and their respective successors and assigns provided, however, the Seller shall not assign any of their rights or delegate any of their duties hereunder without the prior written consent of the Purchaser.

     SECTION 8.4. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, except that matters of corporate law shall be governed by the TBCA.

     SECTION 8.5. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     SECTION 8.6. Counterparts. This Agreement may be executed in any number of counterparts each of which shall be an original with the same effect as if the signatures thereto and hereto were upon the same instrument.

     SECTION 8.7. Survival of Representations and Warranties and Covenants. The representations and warranties contained in this Agreement, except for those representations and warranties contained in Sections 3.1, 3.2, 3.3 and 3.4, shall not survive beyond the Closing Date. The covenants contained in Article VI of this Agreement shall not survive beyond the earlier of the Effective Time and the termination of the Merger Agreement.


                  [Remainder of page left intentionally blank.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers, as of the date first above written.


                                                  SUNTORY WATER GROUP, INC.


                                                  By: /s/ David A. Krishock
                                                      ---------------------
                                                      Name:  David A. Krishock
                                                      Title: President and Chief
                                                              xecutive Officer

                                                  2141 Powers Ferry Road
                                                  Marietta, GA 30067
                                                  Telecopy Number: 770-956-9495


                                                  NICK A. BAKI


                                                   /s/  Nick A. Baki
                                                  -------------------



                                                  Telecopy Number:

                                                                       Exhibit A
TEXAS PREMIUM
BALANCE SHEET COMPARISONS

                                                                                                                      Forecast
                             December      December                     September      December                       February
                               1997          1998         Delta           1998           1998        Delta              1999
                           ------------- -------------- -----------   -------------- -------------- ---------        ---------
Cash                             342         1,082            740         1,117          1,082         (35)           1,017
Marketable securities            177             -           (177)            -              -           -                -
Accounts receivable              942           627           (315)          792            627        (165)             642
Inventory                         75            72             (3)           58             72          14               72
Prepaid expenses                  39            19            (20)           28             19          (9)              19
Prepaid insurance                286           288              2            52            288         236              236
Other current assets              14            25             11             3             25          22               18
                           ------------- -------------- -----------   -------------- -------------- ---------     ------------
Total Current Assets           1,875         2,113            238         2,050          2,113          63            2,004

Accounts payable                 311           239            (72)          320            239         (81)             213
Customer deposits              1,088           934           (154)          941            934          (7)             891
Accrued liabilities              286           292              6           301            292          (9)             313
Note payable / insurance         251           252              1             -            252         252              190
                           ------------- -------------- -----------   -------------- -------------- ---------     ------------
Total Current Liabilities      1,936         1,717           (219)        1,562          1,717         155            1,607

Working Capital                  (61)          396            457           488            396         (92)             397

Legal Fees - Steven Lee                                         -                                        -              (75)
Legal Fees - SEC Attorney                                       -                                        -              (75)
Proxy Filing Fees                                               -                                        -               (5)
Fairness Opinion                                                -                                        -              (50)
Other                                                           -                                        -              (15)
                           ------------- -------------- -----------   -------------- -------------- ---------     ------------

Remaining Working Capital        (61)          396            457           488            396         (92)             177
                           ============= ============== ===========   ============== ============== =========     ============

------------------------------------------------------------------------------------------------------------------------------

Current portion of
capital leases                    74            10            (64)           10             10           -                4
Current portion
of long term debt              1,008           840           (168)          845            840          (5)             853
Long term debt                 2,871         1,740         (1,131)        1,935          1,740        (195)           1,585
Capital leases
                           ------------- -------------- -----------   -------------- -------------- ---------    ------------

Total Debt                     3,953         2,590         (1,363)        2,790          2,590        (200)           2,442
                           ============= ============== ===========   ============== ============== =========    ============

February forecast supplied by Kevin Vigneaux

                                    EXHIBIT B

                [LETTERHEAD OF CRADY, JEWETT & McCULLEY, L.L.P.]




                                    [ ], 1999


Suntory Water Group, Inc.
Suntory Acquisition Corp.
2141 Powers Ferry Road
Marrietta, Georgia 30067

     Re: Separate Stock Purchase Agreements Between (1) Robert A. Hammond, Sr., Robert A. Hammond, Jr., and Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust ("Sellers") and (2) Suntory Water Group, Inc. ("Suntory")

Gentlemen:

     Our firm has acted as special counsel for Robert A. Hammond, Sr., Robert A. Hammond, Jr., and Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust in connection with (i) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Sr. and SWG, (ii) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Jr. and SWG and (iii) the Stock Purchase Agreement dated as of April 1, 1999 between Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust, and SWG (collectively, the "Agreements").

     As counsel to the Seller, we have reviewed the following documents and instruments ("the Transaction Documents"):

          (i)  the Agreements;

          (ii) the Stock Purchase Agreement dated as of April 1, 1999 between Nick A. Baki and SWG;

          (iii) the Stock Option Agreement dated as of April 1, 1999 between the Company and SWG; and

          (iv) the Agreement and Plan of Merger (the "Merger Agreement") dated as of April 1, 1999 among SWG, Suntory Acquisition Corp. and Great Pines Water Company, Inc. (the "Company").

     In addition to the Transaction Documents, other documents we have examined in rendering this opinion, and upon which we have relied, include the following:

          (i)  the Articles of Incorporation of the Company;

          (ii) the Bylaws of the Company;

          (iii) the Trust Agreement of the Joshua Slocum Hammond Trust;

          (iv) copies of resolutions adopted by the Board of Directors of the Company authorizing the execution, delivery and performance of the Transaction Documents;

          (v) Certificate of the President and Chief Executive Officer of the Company, dated the date hereof, certifying as to certain factual matters, including (i) any material contract that requires the Company to give notice, obtain consent or prohibits the contemplated transaction and (ii) the existence of any outstanding court order restricting or prohibiting the contemplated transaction.

     We have been furnished with originals or copies, identified to our satisfaction, of the documents described above. As to questions of fact material to our opinions, we have, where relevant facts were not independently verified, relied upon the certificates of and discussions with officers of the Company.

     Based upon the foregoing and subject to the qualifications set forth below, it is our opinion that:

1. Each of the Sellers has good and valid title to the Shares, free and clear of all Liens. Upon the sale and delivery of, and payment for, the Shares provided herein, the Purchaser shall acquire good and valid title to the Shares, free and clear of all Liens.

2. Cynthia Hammond is the sole trustee of the Joshua Slocum Hammond Trust and has all requisite power and authority under the Trust Agreement to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

3. Each of the Sellers has the legal competence and has taken all necessary actions to deliver the Shares of the Common Stock of the Company as contemplated in the Agreement to which he or she is a party and to execute, deliver and perform the Agreement to which he or she is a party.

4. Each of the Sellers has duly and validly executed and delivered the Agreement to which he or she is a party.

5. The Agreement to which he or she is a party constitutes a legal, valid and binding obligation of each of the Sellers, enforceable against him or her in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

6. To the best of our knowledge, each of the Sellers' execution and delivery of this Agreement and consummation of the transactions contemplated hereby do not and will not (i) require any material Government Approval; (ii) violate or conflict with, result in a breach of, or constitute a default under any material Contract to which the Seller is a party or by which the Seller may be bound; or (iii) result in or require the creation of any Lien upon the Shares.

7. Based solely on our examination of the transfer books and records, the Company's representations and warranties as to its capitalization as contained in section 3.02 of the Merger Agreement are true and correct.

8. As of the date hereof and at all times on or prior to the Effective Time of the Merger contemplated by the Merger Agreement, Article 13.03 of the Texas Business Corporations Act shall be inapplicable to the transactions contemplated by the Purchase Agreement and the Merger Agreement.

     This opinion is limited to the specific issues addressed herein and is limited in all respects to laws and interpretations thereof existing on the date hereof. We do not undertake to update this opinion for changes in such laws or interpretations. Our opinion is also subject to the following additional qualifications: (a) enforceability of the Agreement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally, and (ii) the application of general equitable principles in any proceeding (legal or equitable); and (b) we express no opinion as to the validity, binding effect or enforceability of any provision of the Agreements which purports to provide indemnifications that are contrary to public policy.

     The lawyers in our firm are licensed to practice law in the State of Texas, and we express no opinion with respect to the effect of any laws other than the laws of the State of Texas and the United States of America.

     This opinion is furnished solely for your benefit in connection with the transactions contemplated by the Agreement. This opinion may not be relied upon by you for any other purpose.

                                          Very truly yours,

                                          CRADY, JEWETT & McCULLEY, L.L.P.



                                          By:____________________________
                                              Stephen A. Lee

                                    EXHIBIT C

               [Letterhead of Cleary, Gottlieb, Steen & Hamilton]








                                                              [         ], 1999


Robert A. Hammond, Sr.
Robert A. Hammond, Jr.
Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust
Nick A. Baki
c/o Great Pines Water Company, Inc.
600 North Shepherd Road, Suite 303
Houston, Texas 77007

                  Re:  Purchase of Common Stock of Great Pines
                       Water Company, Inc. by Suntory Water Group, Inc.
                       ------------------------------------------------

Ladies and Gentlemen:

     We have acted as special counsel to Suntory Water Group, Inc., a Delaware corporation ("SWG"), in connection with the transactions contemplated by (i) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Sr. and SWG, (ii) the Stock Purchase Agreement dated as of April 1, 1999 between Robert A. Hammond, Jr. and SWG, (iii) the Stock Purchase Agreement dated as of April 1, 1999 between Cynthia Hammond, as trustee of the Joshua Slocum Hammond Trust, and SWG and (iv) the Stock Purchase Agreement dated as of April 1, 1999 between Nick A. Baki and SWG (collectively, the "Stock Purchase Agreements"). This opinion letter is furnished pursuant to Section 5.1(h) of each of the Stock Purchase Agreements.

     In arriving at the opinions expressed below, we have reviewed executed copies of each of the Stock Purchase Agreements. In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of SWG and such other instruments and other certificates of public officials, officers and representatives of SWG and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

     In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of the representations and warranties of SWG in each of the Stock Purchase Agreements.

     Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

     1. SWG is validly existing as a corporation in good standing under the laws of the State of Delaware.

     2. SWG has the corporate power to enter into each of the Stock Purchase Agreements and to perform its obligations thereunder.

     3. The execution and delivery of each of the Stock Purchase Agreements have been duly authorized by all necessary corporate action of SWG.

     Insofar as the foregoing opinions relate to the valid existence and good standing of SWG, they are based solely on a certificate of good standing received from the Secretary of State of the State of Delaware.

     The foregoing opinions are limited to the General Corporation Law of the State of Delaware.

     We are furnishing this opinion letter to you solely for your benefit in connection with the Stock Purchase Agreements. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose.

                                             Very truly yours,

                                             CLEARY, GOTTLIEB, STEEN & HAMILTON


                                             By ________________________________

                                    EXHIBIT D


                    FORM OF NON-DISCLOSURE, NON-SOLICITATION
                          AND NON-COMPETITION AGREEMENT

     This Non-Disclosure, Non-Solicitation and Non-Competition Agreement is entered into as of this 1st day of April, 1999 by and among Suntory Water Group, Inc., a Delaware corporation (the "Parent"), Great Pines Water Company, Inc., a Texas corporation (the "Company"), and [Robert A. Hammond, Jr.][Robert A. Hammond, Sr.] (the "Officer") (the "Agreement").

     WHEREAS, subject and pursuant to the terms of an Agreement and Plan of Merger, dated as of April 1, 1999 to be entered into (the "Merger Agreement"), by and among the Parent, the Company and Suntory Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of the Parent (the "Sub"), the Sub will be merged with and into the Company, with the Company as the surviving corporation (the "Merger");

     WHEREAS, the Officer is currently a principal shareholder of the Company, [a member][the Chairman] of the Board of Directors of the Company (the "Board") and the Company's [President and Chief Executive Officer][Vice President of Operations and Secretary];

     WHEREAS, each of the Parent, the Company and the Officer agrees that the Officer has had a prominent role in the management of the business, and the development of the goodwill of the Company and has established and developed relations and contacts with the principal customers and suppliers of the Company, all of which constitute valuable goodwill of, and could be used by the Officer to compete unfairly with, the Company and, following consummation of the Merger, the Parent and its Subsidiaries (as defined below);

     WHEREAS, (i) in the course of his employment with the Company and service on the Board, the Officer has obtained confidential and proprietary information and trade secrets concerning the business and operations of the Company that could be used to compete unfairly with the Company and, following consummation of the Merger, the Parent and its Subsidiaries, and (ii) the covenants and restrictions contained in this Agreement are intended to protect the legitimate interests of the Company and, following consummation of the Merger of the Parent and its Subsidiaries, including the Company, in their respective goodwill, trade secrets and other confidential and proprietary information; and

     WHEREAS, the Officer and the Parent each acknowledges that it is a condition to Parent's obligations under the Stock Purchase Agreements (as defined in the Merger Agreement) that the Officer enter into this Agreement and the Officer desires the Merger to be consummated.

     NOW, THEREFORE, for other good and valuable consideration, the parties hereto hereby agree as follows:

     1. Non-Disclosure. During the Restriction Period, the Officer shall not disclose to any person or organization, directly or indirectly, any Confidential Information that he receives or develops or received or developed at any time during his employment with the Company or his service on the Board, except that he may disclose Confidential Information (as defined below) as required by applicable law or as required in a judicial or administrative proceeding, but only after the Officer has notified the Company and the Parent of such requirement and exhausted any reasonably available legal remedies for maintaining the confidentiality of such information.

     For purposes of this Agreement, the following terms shall have the following meanings.

          (i) (a) "Confidential Information" shall mean

               1. any data or information of or pertaining to the Parent, its Subsidiaries or the Company that is not generally known to the public (or is known to the public as a result of any unauthorized or wrongful disclosure), including, but not limited to, information relating to product planning, marketing strategies and plans, financial matters, operations, customer relationships, customer profiles, sales, business plans, and internal performance results relating to the past, present or future commercial activities of the Parent, its Subsidiaries or the Company, customers, clients or suppliers;

               2. any scientific or technical information, design, process, procedure, formula or improvement of the Parent, its Subsidiaries or the Company that is commercially valuable, not generally known to the public (or is known to the public as a result of any wrongful or unauthorized disclosure) and secret in the sense that its confidentiality affords any such Person a competitive advantage over its competitors;

               3. all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source codes, object codes, flow charts, databases, inventions, information, know-how, show-how and Trade Secrets (as defined below) of the Parent, its Subsidiaries or the Company, whether or not patentable or copyrightable; and

               4. all documents, inventions, substances, engineering and laboratory notebooks, drawings, diagrams, specifications, bills of material, equipment, prototypes and models relating to any of the foregoing, confidential or proprietary information stored on any computer system and software used by the Parent, its Subsidiaries or the Company in connection with their respective businesses or operations and any other tangible manifestation of the foregoing which now exist or come into the Officer's control or possession, in whatever form provided or duplicated.

               (ii) Trade Secrets mean and include anything tangible or intangible or electronically kept or stored, which constitutes, represents, evidences or records a secret scientific, technical, merchandising, production or management information, design, process, procedure, formula, invention or improvement.

               (iii)Confidential Information does not include any data or information that is or becomes generally known and available to the public other than as a result of its unauthorized or wrongful disclosure by the Officer or any other Person.

               (iv)(b) "Subsidiary" shall mean, with respect to any Person, each corporation or other Person in which such Person owns or controls, directly or indirectly, capital stock or other ownership interests representing 50% or more of the combined voting power of the outstanding voting stock or other ownership interests of such corporation or other Person.

               (v)(c) "Person" shall mean any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity.

               (vi)(d) "Restriction Period" shall mean the period commencing on the date hereof and ending on the fifth anniversary hereof.

     2. Non-Competition. During the Restriction Period, the Officer shall not, directly or indirectly, compete with, become employed by, engage in business with, serve as an agent or consultant to, or become a sole proprietor, a partner, member, principal or stockholder (other than a holder of less than 5% of the outstanding voting shares of any publicly held company) of any Person that competes, anywhere in the State of Texas or in any other area in the United States in which the Parent, the Company or any of their respective affiliates engage in the Company Business (as hereinafter defined) (the "Restricted Territory"), with any part of the Company Business. For purposes of this Agreement, the "Company Business" shall mean the processing, marketing, sale and distribution of bottled water or coffee, or the sale or leasing of water filtration systems, coolers, dispensers, cups and related products, as conducted by the Company or the Parent as of the date hereof.

     3. Non-Solicitation of Customers. During the Restriction Period, the Officer shall not, directly or indirectly, for his own account or for the account of, or on behalf of, any other Person (i) solicit any customer of the Company or any Person that is then being actively solicited as a customer by the Company, in any such case, which customer or Person is doing business in the Restricted Territory, for the purpose of inducing such customer or Person to enter into a business agreement or otherwise conduct any business in the Restricted Territory that is in competition with the Company Business in the Restricted Territory, or (ii) attempt to induce any such customer or Person to terminate its business relationship with the Company or to refrain from entering into a business relationship with the Company.

     4. Non-Interference with Employees. During the Restriction Period, the Officer shall not, directly or indirectly, for his own account or for the account of any other Person anywhere in the Restricted Territory solicit for employment, employ or otherwise interfere with the employment relationship of the Company with any natural person who is or was employed by or otherwise engaged to perform services for the Company at any time during the six-month period preceding such solicitation, employment or interference.

     5. Modification by Court. The Officer agrees that the provisions of this Agreement, including, without limitation, the time and geographic limitations set forth above, are properly required for the adequate protection of the business of the Parent, its Subsidiaries and the Company and are reasonable under all circumstances and that each restriction imposed on the Officer hereunder constitutes a separate and independent obligation. In the event that any provision of this Agreement is deemed unenforceable, the Officer agrees that a court of competent jurisdiction (as provided in Section 7(e) below) shall have jurisdiction to reform such provision to the extent necessary to cause it to be enforceable to the maximum extent permitted by law.

     6. Remedies. The Officer acknowledges and agrees that his covenants, obligations and agreements hereunder relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants, obligations or agreements will cause the Parent and the Company irreparable injury for which adequate remedies are not available at law. Therefore, the Officer agrees that the Parent and the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the Officer from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and in addition to any other rights and remedies the Parent or the Company may have.

     7. Miscellaneous Provisions.

     (a) Integration with Prior Agreements. This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior understandings, written or oral.

     (b) Amendments in Writing. No modification of, amendment to, or waiver of this Agreement or any of its provisions shall be binding upon the Officer, the Company or the Parent unless made in writing and duly signed by all parties.

     (c) Severability. The provisions in this Agreement are severable and if any provision is determined to be prohibited or unenforceable in any jurisdiction, the remaining provisions shall nevertheless be binding and enforceable.

     (d) Governing Law. This Agreement and all rights and obligations hereunder, including, without limitation matters of construction, validity and performance, shall be governed by and construed and interpreted in accordance with the internal laws of the State of Texas without regard to principles of conflict of laws.

     (e) Forum. If any legal action or other proceeding is brought by any party for enforcement of this Agreement or because of an alleged dispute, breach or default in connection with any provisions of this Agreement, the Officer, the Parent and the Company each agrees to (i) submit to the exclusive jurisdiction of, (ii) waive any and all claims of forum non conveniens with respect to actions in and (iii) bring any such action exclusively in the United States District Court for the Southern District of Texas or the state court of Texas located in Harris County, Texas.

     (f) Construction. The parties hereto acknowledge and agree that each party has reviewed and negotiated the terms and provisions of this Agreement and has contributed to its revision. Accordingly, the rule of construction to the effect that ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either party.

     (g) Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which counterpart, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

                                       GREAT PINES WATER COMPANY, INC.


                                       By:____________________________
                                          Name:
                                          Title:

                                       SUNTORY WATER GROUP, INC.


                                       By:____________________________
                                          Name:
                                          Title:

                                       [ROBERT A. HAMMOND, JR.]
                                       [ROBERT A. HAMMOND, SR.]


                                       By:____________________________
                                          Name: [Robert A. Hammond, Jr.]
                                                [Robert A. Hammond, Sr.]

                                                                       EXHIBIT 8




                        NON-DISCLOSURE, NON-SOLICITATION
                          AND NON-COMPETITION AGREEMENT

     This Non-Disclosure, Non-Solicitation and Non-Competition Agreement is entered into as of this 1st day of April, 1999 by and among Suntory Water Group, Inc., a Delaware corporation (the "Parent"), Great Pines Water Company, Inc., a Texas corporation (the "Company"), and Robert A. Hammond, Sr. (the "Officer") (the "Agreement").

     WHEREAS, subject and pursuant to the terms of an Agreement and Plan of Merger, dated as of April 1, 1999 to be entered into (the "Merger Agreement"), by and among the Parent, the Company and Suntory Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of the Parent (the "Sub"), the Sub will be merged with and into the Company, with the Company as the surviving corporation (the "Merger");

     WHEREAS, the Officer is currently a principal shareholder of the Company, a member of the Board of Directors of the Company (the "Board") and the Company's Vice President of Operations and Secretary;

     WHEREAS, each of the Parent, the Company and the Officer agrees that the Officer has had a prominent role in the management of the business, and the development of the goodwill of the Company and has established and developed relations and contacts with the principal customers and suppliers of the Company, all of which constitute valuable goodwill of, and could be used by the Officer to compete unfairly with, the Company and, following consummation of the Merger, the Parent and its Subsidiaries (as defined below);

     WHEREAS, (i) in the course of his employment with the Company and service on the Board, the Officer has obtained confidential and proprietary information and trade secrets concerning the business and operations of the Company that could be used to compete unfairly with the Company and, following consummation of the Merger, the Parent and its Subsidiaries, and (ii) the covenants and restrictions contained in this Agreement are intended to protect the legitimate interests of the Company and, following consummation of the Merger of the Parent and its Subsidiaries, including the Company, in their respective goodwill, trade secrets and other confidential and proprietary information; and

     WHEREAS, the Officer and the Parent each acknowledges that it is a condition to Parent's obligations under the Stock Purchase Agreements (as defined in the Merger Agreement) that the Officer enter into this Agreement and the Officer desires the Merger to be consummated.

     NOW, THEREFORE, for other good and valuable consideration, the parties hereto hereby agree as follows:

               1. Non-Disclosure. During the Restriction Period, the Officer shall not disclose to any person or organization, directly or indirectly, any Confidential Information that he receives or develops or received or developed at any time during his employment with the Company or his service on the Board, except that he may disclose Confidential Information (as defined below) as required by applicable law or as required in a judicial or administrative proceeding, but only after the Officer has notified the Company and the Parent of such requirement and exhausted any reasonably available legal remedies for maintaining the confidentiality of such information.

     For purposes of this Agreement, the following terms shall have the following meanings.

     (i)  (a)  "Confidential Information" shall mean

               1. any data or information of or pertaining to the Parent, its Subsidiaries or the Company that is not generally known to the public (or is known to the public as a result of any unauthorized or wrongful disclosure), including, but not limited to, information relating to product planning, marketing strategies and plans, financial matters, operations, customer relationships, customer profiles, sales, business plans, and internal performance results relating to the past, present or future commercial activities of the Parent, its Subsidiaries or the Company, customers, clients or suppliers;

               2. any scientific or technical information, design, process, procedure, formula or improvement of the Parent, its Subsidiaries or the Company that is commercially valuable, not generally known to the public (or is known to the public as a result of any wrongful or unauthorized disclosure) and secret in the sense that its confidentiality affords any such Person a competitive advantage over its competitors;

               3. all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source codes, object codes, flow charts, databases, inventions, information, know-how, show-how and Trade Secrets (as defined below) of the Parent, its Subsidiaries or the Company, whether or not patentable or copyrightable; and

               4. all documents, inventions, substances, engineering and laboratory notebooks, drawings, diagrams, specifications, bills of material, equipment, prototypes and models relating to any of the foregoing, confidential or proprietary information stored on any computer system and software used by the Parent, its Subsidiaries or the Company in connection with their respective businesses or operations and any other tangible manifestation of the foregoing which now exist or come into the Officer's control or possession, in whatever form provided or duplicated.

          (ii) Trade Secrets mean and include anything tangible or intangible or electronically kept or stored, which constitutes, represents, evidences or records a secret scientific, technical, merchandising, production or management information, design, process, procedure, formula, invention or improvement.

          (iii) Confidential Information does not include any data or information that is or becomes generally known and available to the public other than as a result of its unauthorized or wrongful disclosure by the Officer or any other Person.

          (iv)(b) "Subsidiary" shall mean, with respect to any Person, each corporation or other Person in which such Person owns or controls, directly or indirectly, capital stock or other ownership interests representing 50% or more of the combined voting power of the outstanding voting stock or other ownership interests of such corporation or other Person.

          (v)(c) "Person" shall mean any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity.

          (vi)(d) "Restriction Period" shall mean the period commencing on the date hereof and ending on the fifth anniversary hereof.

     2. Non-Competition. During the Restriction Period, the Officer shall not, directly or indirectly, compete with, become employed by, engage in business with, serve as an agent or consultant to, or become a sole proprietor, a partner, member, principal or stockholder (other than a holder of less than 5% of the outstanding voting shares of any publicly held company) of any Person that competes, anywhere in the State of Texas or in any other area in the United States in which the Parent, the Company or any of their respective affiliates engage in the Company Business (as hereinafter defined) (the "Restricted Territory"), with any part of the Company Business. For purposes of this Agreement, the "Company Business" shall mean the processing, marketing, sale and distribution of bottled water or coffee, or the sale or leasing of water filtration systems, coolers, dispensers, cups and related products, as conducted by the Company or the Parent as of the date hereof.

     3. Non-Solicitation of Customers. During the Restriction Period, the Officer shall not, directly or indirectly, for his own account or for the account of, or on behalf of, any other Person (i) solicit any customer of the Company or any Person that is then being actively solicited as a customer by the Company, in any such case, which customer or Person is doing business in the Restricted Territory, for the purpose of inducing such customer or Person to enter into a business agreement or otherwise conduct any business in the Restricted Territory that is in competition with the Company Business in the Restricted Territory, or (ii) attempt to induce any such customer or Person to terminate its business relationship with the Company or to refrain from entering into a business relationship with the Company.

     4. Non-Interference with Employees. During the Restriction Period, the Officer shall not, directly or indirectly, for his own account or for the account of any other Person anywhere in the Restricted Territory solicit for employment, employ or otherwise interfere with the employment relationship of the Company with any natural person who is or was employed by or otherwise engaged to perform services for the Company at any time during the six-month period preceding such solicitation, employment or interference.

     5. Modification by Court. The Officer agrees that the provisions of this Agreement, including, without limitation, the time and geographic limitations set forth above, are properly required for the adequate protection of the business of the Parent, its Subsidiaries and the Company and are reasonable under all circumstances and that each restriction imposed on the Officer hereunder constitutes a separate and independent obligation. In the event that any provision of this Agreement is deemed unenforceable, the Officer agrees that a court of competent jurisdiction (as provided in Section 7(e) below) shall have jurisdiction to reform such provision to the extent necessary to cause it to be enforceable to the maximum extent permitted by law.

     6. Remedies. The Officer acknowledges and agrees that his covenants, obligations and agreements hereunder relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants, obligations or agreements will cause the Parent and the Company irreparable injury for which adequate remedies are not available at law. Therefore, the Officer agrees that the Parent and the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the Officer from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and in addition to any other rights and remedies the Parent or the Company may have.

     7. Miscellaneous Provisions.

     (a) Integration with Prior Agreements. This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior understandings, written or oral.

     (b) Amendments in Writing. No modification of, amendment to, or waiver of this Agreement or any of its provisions shall be binding upon the Officer, the Company or the Parent unless made in writing and duly signed by all parties.

     (c) Severability. The provisions in this Agreement are severable and if any provision is determined to be prohibited or unenforceable in any jurisdiction, the remaining provisions shall nevertheless be binding and enforceable.

     (d) Governing Law. This Agreement and all rights and obligations hereunder, including, without limitation matters of construction, validity and performance, shall be governed by and construed and interpreted in accordance with the internal laws of the State of Texas without regard to principles of conflict of laws.

     (e) Forum. If any legal action or other proceeding is brought by any party for enforcement of this Agreement or because of an alleged dispute, breach or default in connection with any provisions of this Agreement, the Officer, the Parent and the Company each agrees to (i) submit to the exclusive jurisdiction of, (ii) waive any and all claims of forum non conveniens with respect to actions in and (iii) bring any such action exclusively in the United States District Court for the Southern District of Texas or the state court of Texas located in Harris County, Texas.

     (f) Construction. The parties hereto acknowledge and agree that each party has reviewed and negotiated the terms and provisions of this Agreement and has contributed to its revision. Accordingly, the rule of construction to the effect that ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either party.

     (g) Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which counterpart, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

                                           GREAT PINES WATER COMPANY, INC.


                                           By: /s/  Robert A. Hammond, Jr.
                                               ---------------------------
                                              Name:   Robert A. Hammond, Jr.
                                              Title:  President

                                           SUNTORY WATER GROUP, INC.


                                           By: /s/ Thomas E. Van Autreve
                                               -------------------------
                                              Name:   Thomas E. Van Autreve
                                              Title:  Chief Financial Officer

                                           ROBERT A. HAMMOND, SR.


                                           By: /s/  Robert A. Hammond, Sr.
                                               ---------------------------
                                              Name:   Robert A. Hammond, Sr.

                                                                       EXHIBIT 9



                        NON-DISCLOSURE, NON-SOLICITATION
                          AND NON-COMPETITION AGREEMENT

     This Non-Disclosure, Non-Solicitation and Non-Competition Agreement is entered into as of this 1st day of April, 1999 by and among Suntory Water Group, Inc., a Delaware corporation (the "Parent"), Great Pines Water Company, Inc., a Texas corporation (the "Company"), and Robert A. Hammond, Jr. (the "Officer") (the "Agreement").

     WHEREAS, subject and pursuant to the terms of an Agreement and Plan of Merger, dated as of April 1, 1999 to be entered into (the "Merger Agreement"), by and among the Parent, the Company and Suntory Acquisition Corp., a Texas corporation and a wholly-owned subsidiary of the Parent (the "Sub"), the Sub will be merged with and into the Company, with the Company as the surviving corporation (the "Merger");

     WHEREAS, the Officer is currently a principal shareholder of the Company, the Chairman of the Board of Directors of the Company (the "Board") and the Company's President and Chief Executive Officer;

     WHEREAS, each of the Parent, the Company and the Officer agrees that the Officer has had a prominent role in the management of the business, and the development of the goodwill of the Company and has established and developed relations and contacts with the principal customers and suppliers of the Company, all of which constitute valuable goodwill of, and could be used by the Officer to compete unfairly with, the Company and, following consummation of the Merger, the Parent and its Subsidiaries (as defined below);

     WHEREAS, (i) in the course of his employment with the Company and service on the Board, the Officer has obtained confidential and proprietary information and trade secrets concerning the business and operations of the Company that could be used to compete unfairly with the Company and, following consummation of the Merger, the Parent and its Subsidiaries, and (ii) the covenants and restrictions contained in this Agreement are intended to protect the legitimate interests of the Company and, following consummation of the Merger of the Parent and its Subsidiaries, including the Company, in their respective goodwill, trade secrets and other confidential and proprietary information; and

     WHEREAS, the Officer and the Parent each acknowledges that it is a condition to Parent's obligations under the Stock Purchase Agreements (as defined in the Merger Agreement) that the Officer enter into this Agreement and the Officer desires the Merger to be consummated.

     NOW, THEREFORE, for other good and valuable consideration, the parties hereto hereby agree as follows:

     1. Non-Disclosure. During the Restriction Period, the Officer shall not disclose to any person or organization, directly or indirectly, any Confidential Information that he receives or develops or received or developed at any time during his employment with the Company or his service on the Board, except that he may disclose Confidential Information (as defined below) as required by applicable law or as required in a judicial or administrative proceeding, but only after the Officer has notified the Company and the Parent of such requirement and exhausted any reasonably available legal remedies for maintaining the confidentiality of such information.

     For purposes of this Agreement, the following terms shall have the following meanings.

     (i) (a) "Confidential Information" shall mean

               1. any data or information of or pertaining to the Parent, its Subsidiaries or the Company that is not generally known to the public (or is known to the public as a result of any unauthorized or wrongful disclosure), including, but not limited to, information relating to product planning, marketing strategies and plans, financial matters, operations, customer relationships, customer profiles, sales, business plans, and internal performance results relating to the past, present or future commercial activities of the Parent, its Subsidiaries or the Company, customers, clients or suppliers;

               2. any scientific or technical information, design, process, procedure, formula or improvement of the Parent, its Subsidiaries or the Company that is commercially valuable, not generally known to the public (or is known to the public as a result of any wrongful or unauthorized disclosure) and secret in the sense that its confidentiality affords any such Person a competitive advantage over its competitors;

               3. all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source codes, object codes, flow charts, databases, inventions, information, know-how, show-how and Trade Secrets (as defined below) of the Parent, its Subsidiaries or the Company, whether or not patentable or copyrightable; and

               4. all documents, inventions, substances, engineering and laboratory notebooks, drawings, diagrams, specifications, bills of material, equipment, prototypes and models relating to any of the foregoing, confidential or proprietary information stored on any computer system and software used by the Parent, its Subsidiaries or the Company in connection with their respective businesses or operations and any other tangible manifestation of the foregoing which now exist or come into the Officer's control or possession, in whatever form provided or duplicated.

          (ii) Trade Secrets mean and include anything tangible or intangible or electronically kept or stored, which constitutes, represents, evidences or records a secret scientific, technical, merchandising, production or management information, design, process, procedure, formula, invention or improvement.

          (iii) Confidential Information does not include any data or information that is or becomes generally known and available to the public other than as a result of its unauthorized or wrongful disclosure by the Officer or any other Person.

          (iv)(b) "Subsidiary" shall mean, with respect to any Person, each corporation or other Person in which such Person owns or controls, directly or indirectly, capital stock or other ownership interests representing 50% or more of the combined voting power of the outstanding voting stock or other ownership interests of such corporation or other Person.

          (v)(c) "Person" shall mean any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity.

          (vi)(d) "Restriction Period" shall mean the period commencing on the date hereof and ending on the fifth anniversary hereof.

     2. Non-Competition. During the Restriction Period, the Officer shall not, directly or indirectly, compete with, become employed by, engage in business with, serve as an agent or consultant to, or become a sole proprietor, a partner, member, principal or stockholder (other than a holder of less than 5% of the outstanding voting shares of any publicly held company) of any Person that competes, anywhere in the State of Texas or in any other area in the United States in which the Parent, the Company or any of their respective affiliates engage in the Company Business (as hereinafter defined) (the "Restricted Territory"), with any part of the Company Business. For purposes of this Agreement, the "Company Business" shall mean the processing, marketing, sale and distribution of bottled water or coffee, or the sale or leasing of water filtration systems, coolers, dispensers, cups and related products, as conducted by the Company or the Parent as of the date hereof.

     3. Non-Solicitation of Customers. During the Restriction Period, the Officer shall not, directly or indirectly, for his own account or for the account of, or on behalf of, any other Person (i) solicit any customer of the Company or any Person that is then being actively solicited as a customer by the Company, in any such case, which customer or Person is doing business in the Restricted Territory, for the purpose of inducing such customer or Person to enter into a business agreement or otherwise conduct any business in the Restricted Territory that is in competition with the Company Business in the Restricted Territory, or (ii) attempt to induce any such customer or Person to terminate its business relationship with the Company or to refrain from entering into a business relationship with the Company.

     4. Non-Interference with Employees. During the Restriction Period, the Officer shall not, directly or indirectly, for his own account or for the account of any other Person anywhere in the Restricted Territory solicit for employment, employ or otherwise interfere with the employment relationship of the Company with any natural person who is or was employed by or otherwise engaged to perform services for the Company at any time during the six-month period preceding such solicitation, employment or interference.

     5. Modification by Court. The Officer agrees that the provisions of this Agreement, including, without limitation, the time and geographic limitations set forth above, are properly required for the adequate protection of the business of the Parent, its Subsidiaries and the Company and are reasonable under all circumstances and that each restriction imposed on the Officer hereunder constitutes a separate and independent obligation. In the event that any provision of this Agreement is deemed unenforceable, the Officer agrees that a court of competent jurisdiction (as provided in Section 7(e) below) shall have jurisdiction to reform such provision to the extent necessary to cause it to be enforceable to the maximum extent permitted by law.

     6. Remedies. The Officer acknowledges and agrees that his covenants, obligations and agreements hereunder relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants, obligations or agreements will cause the Parent and the Company irreparable injury for which adequate remedies are not available at law. Therefore, the Officer agrees that the Parent and the Company shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the Officer from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and in addition to any other rights and remedies the Parent or the Company may have.

     7. Miscellaneous Provisions.

          (a) Integration with Prior Agreements. This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior understandings, written or oral.

          (b) Amendments in Writing. No modification of, amendment to, or waiver of this Agreement or any of its provisions shall be binding upon the Officer, the Company or the Parent unless made in writing and duly signed by all parties.

          (c) Severability. The provisions in this Agreement are severable and if any provision is determined to be prohibited or unenforceable in any jurisdiction, the remaining provisions shall nevertheless be binding and enforceable.

          (d) Governing Law. This Agreement and all rights and obligations hereunder, including, without limitation matters of construction, validity and performance, shall be governed by and construed and interpreted in accordance with the internal laws of the State of Texas without regard to principles of conflict of laws.

          (e) Forum. If any legal action or other proceeding is brought by any party for enforcement of this Agreement or because of an alleged dispute, breach or default in connection with any provisions of this Agreement, the Officer, the Parent and the Company each agrees to (i) submit to the exclusive jurisdiction of, (ii) waive any and all claims of forum non conveniens with respect to actions in and (iii) bring any such action exclusively in the United States District Court for the Southern District of Texas or the state court of Texas located in Harris County, Texas.

          (f) Construction. The parties hereto acknowledge and agree that each party has reviewed and negotiated the terms and provisions of this Agreement and has contributed to its revision. Accordingly, the rule of construction to the effect that ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either party.

          (g) Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which counterpart, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.



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


     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the day and year first above written.

                                     GREAT PINES WATER COMPANY, INC.


                                     By: /s/  Robert A. Hammond, Jr.
                                         ---------------------------
                                         Name:  Robert A. Hammond, Jr.
                                         Title:  President

                                     SUNTORY WATER GROUP, INC.


                                     By: /s/ Thomas E. Van Autreve
                                         -------------------------
                                         Name:    Thomas E. Van Autreve
                                         Title:  Chief Financial Officer

                                     ROBERT A. HAMMOND, JR.


                                     By: /s/  Robert A. Hammond, Jr.
                                         ---------------------------
                                         Name: Robert A. Hammond, Jr.

                                                                      EXHIBIT 10


                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of April 1, 1999, between Suntory Water Group, Inc., a Delaware corporation ("Grantee"), and Great Pines Water Company, Inc., a Texas corporation ("Issuer") (the "Agreement").


                              W I T N E S S E T H:

     WHEREAS, Grantee, Issuer and Suntory Acquisition Corp., a Texas corporation and wholly-owned subsidiary of Grantee, are concurrently herewith entering into an Agreement and Plan of Merger dated as of the date hereof (the "Merger Agreement"); and

     WHEREAS, as a condition and inducement to Grantee's pursuit of the transactions contemplated by the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined);

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

     1. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

     2. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 470,000 shares of the common stock, $0.01 par value per share, of Issuer ("Common Stock") for an amount in cash equal to the product of the number of shares of Common Stock with respect to which the Option is exercised multiplied by the Base Consideration (such amount, the "Aggregate Option Price").

     (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in
Section 7(a) hereof), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Common Stock previously issued pursuant hereto, equals 10% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

     3. This Agreement shall automatically terminate upon the earlier of: (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with the provisions thereof.

     4. (a) In the event the Holder (as hereinafter defined) is entitled to and wishes to exercise the Option (in whole or in part), it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of any regulatory or antitrust agency is required in connection with such purchase, each of the Holder and the Issuer shall promptly file the required notice or application for approval, shall promptly notify the other party of such filing, and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto. The term "Holder" shall mean the holder or holders of the Option.

     (b) At the closing referred to in subsection (a) of this Section 4, the Holder shall (i) pay to Issuer the Aggregate Option Price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option and (ii) present and surrender this Agreement to the Issuer at its principal executive offices.

     (c) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (b) of this Section 4, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder.

     (d) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

           "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933 (the "1933 Act") in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference in the opinion of counsel to the Holder; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

     (e) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (a) of this Section 4 and the tender of the Aggregate Option Price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 4 in the name of the Holder or its assignee, transferee or designee.

     (f) Grantee agrees that it is not entitled to receive, in respect of any share of Common Stock it purchases upon exercise of the Option, any of the proceeds received by Issuer in connection with any settlement, judgment or other recovery of or with respect to the LiquiBox Lawsuit, and Grantee shall, and shall cause any transferee of such Common Stock to, return to Issuer any such proceeds it receives. Nothing herein shall affect the rights of Grantee with respect to any other shares of Common Shares it may hold or acquire.

     5. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer;
(iii) promptly to take all action as may from time to time be required (including complying with all applicable premerger notification, reporting and waiting period requirements) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

     6. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of the Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     7. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this
Section 7.

     (a) In the event of any change in Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), it equals 10% of the number of shares of Common Stock then issued and outstanding.

     (b) Whenever the number of shares of Common Stock purchasable upon exercise hereof is adjusted as provided in this Section 7, the Base Consideration shall be adjusted by multiplying the Base Consideration by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

     8. Issuer hereby represents and warrants to Grantee as follows:

     (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

     (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant thereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

     (c) The execution, delivery and performance of this Agreement does not or will not, and the consummation by Issuer of any of the transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, its certificate of incorporation or by-laws, or (ii) a breach or violation of, or a default under, any agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation of it or any of its subsidiaries (with or without the giving of notice, the lapse of time or both) or under any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non-governmental permit or license to which it or any of its subsidiaries is subject, that would, in any case give any other person the ability to prevent or enjoin Issuer's performance under this Agreement in any material respect.

     9. Grantee hereby represents and warrants to Issuer that Grantee has full corporate power and authority to enter into this Agreement and, subject to obtaining the approvals referred to in this Agreement, to consummate the transactions contemplated by this Agreement; the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee; and this Agreement has been duly executed and delivered by Grantee.

     10. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party.

     11. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement.

     12. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

     13. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire the full number of shares of Common Stock provided in Section 1 hereof, it is the express intention of Issuer to allow the Holder to acquire such lesser number of shares as may be permissible, without any amendment or modification hereof.

     14. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

     15. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     16. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     17. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     18. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.



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


     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                              SUNTORY WATER GROUP, INC.


                              By  /s/ David A. Krishock
                                  ---------------------
                                 Name:  David A. Krishock
                                 Title: President and Chief
                                        Executive Officer


                              GREAT PINES WATER COMPANY, INC.


                              By  /s/  Robert A. Hammond, Jr.
                                  ---------------------------
                                 Name:  Robert A. Hammond, Jr.
                                 Title: President and Chief
                                        Executive Officer